

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT 2019

hms

Moving healthcare **forward.**





LETTER TO OUR SHAREHOLDERS



Dear Fellow Shareholders:

On behalf of the Board of Directors and management, we cordially invite you to attend the HMS Holdings Corp. 2019 Annual Meeting of Shareholders to be held on Wednesday, May 22, 2019, beginning at 10:00 a.m., Central Daylight Time, at the Four Seasons Resort and Club Dallas at Las Colinas, located at 4150 N. MacArthur Boulevard, Irving, Texas 75038. The formal Notice of Annual Meeting is set forth in the enclosed materials. At the Annual Meeting, you will be asked to (1) elect four Class II directors, (2) approve, on an advisory basis, the 2018 compensation of our named executive officers, (3) approve the HMS Holdings Corp. 2019 Omnibus Incentive Plan, (4) ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019 and (5) consider such other business as may properly come before the Annual Meeting or any postponements or adjournments of the Annual Meeting.

It is important that your views be represented, whether or not you are able to attend the Annual Meeting. You may vote in person at the Annual Meeting, by proxy over the Internet or by telephone, or if you received a paper copy of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card or voting instruction form. Voting over the Internet, by telephone or by written proxy or voting instruction form will ensure your representation at the Annual Meeting regardless of whether you attend in person.

We appreciate your investment in HMS Holdings Corp. and look forward to seeing you at the Annual Meeting.

Sincerely,

William C. Lucia
Chairman, President and Chief Executive Officer

April 12, 2019
Irving, Texas



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF HMS HOLDINGS CORP.

Time and Date:	10:00 a.m. Central Daylight Time on Wednesday, May 22, 2019
Place:	Four Seasons Resort and Club Dallas at Las Colinas, located at 4150 N. MacArthur Boulevard, Irving, Texas 75038
Items of Business:	1. To elect four Class II directors.
	2. To approve, on an advisory basis, the 2018 compensation of our named executive officers.
	3. To approve the HMS Holdings Corp. 2019 Omnibus Incentive Plan.
	4. To ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.
	5. To consider such other business as may properly come before the 2019 Annual Meeting of Shareholders (the "Annual Meeting") or any postponement or adjournment thereof.

Record Date. Shareholders of record as of the close of business on March 28, 2019 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

Meeting Admission. You are entitled to attend the Annual Meeting only if you were a shareholder of HMS as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admission. If you are not a shareholder of record, but hold shares through a broker, bank or other nominee (*i.e.*, in street name), you should provide proof of beneficial ownership as of the Record Date, such as your most recent account statement dated prior to March 28, 2019, a copy of the voting instruction form provided by your broker, bank or other nominee, or other similar evidence of ownership. If, upon request, you do not provide photo identification or comply with the other procedures outlined above, you may not be admitted to the Annual Meeting. Directions to the Annual Meeting may be obtained on our website at http://investor.hms.com/shareholder-services/annual-meeting or by sending an email to Investor Relations at robert.borchert@hms.com.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting, we encourage you to read the attached Proxy Statement and vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet. If you received a paper copy of a proxy or voting instruction form by mail, you may submit your vote by completing, signing, dating and returning your proxy card or voting instruction form in the pre-addressed envelope provided, or by following the instructions on your proxy card or voting instruction form for voting over the Internet or by telephone. For specific instructions on how to vote, please refer to the "General Information About the Annual Meeting" section beginning on page 1 of the Proxy Statement.

By the Order of the Board of Directors,

Meredith W. Bjorck

Meredith W. Bjorck
*Executive Vice President, Chief Legal Officer
and Corporate Secretary*

April 12, 2019
Irving, Texas

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 22, 2019: This Notice of Annual Meeting and Proxy Statement and our 2018 Annual Report to Shareholders are available on our website at http://investor.hms.com/shareholder-services/annual-meeting. The information contained on our website is not incorporated by reference into this Proxy Statement.

TABLE OF CONTENTS

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 22, 2019

HMS HOLDINGS CORP.

5615 High Point Drive
Irving, Texas 75038

The Board of Directors of HMS Holdings Corp., a Delaware corporation (which may be referred to in this Proxy Statement as "we," "us," "our," "HMS" or the "Company"), has made this Proxy Statement and our 2018 Annual Report to Shareholders (the "Annual Report") available to you over the Internet or has delivered paper copies of these materials to you in connection with our 2019 Annual Meeting of Shareholders, or the 2019 Annual Meeting, to be held at 10:00 a.m. Central Daylight Time on Wednesday, May 22, 2019 at the Four Seasons Resort and Club Dallas at Las Colinas, located at 4150 N. MacArthur Boulevard, Irving, Texas 75038, and at which certain items of business will be voted on. When we ask for your proxy with respect to these items of business, we must provide you with a Proxy Statement that contains certain information specified by law.

As a shareholder, you are invited to attend the 2019 Annual Meeting and are entitled and requested to vote on the items of business described in this Proxy Statement.

This Proxy Statement and the notice about the Internet availability of our proxy materials, as applicable, are being mailed on or about April 12, 2019 to shareholders entitled to vote at the 2019 Annual Meeting.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Proxy Materials

Q: What information is contained in this Proxy Statement?

A: This Proxy Statement contains information relating to the proposals to be voted on at the 2019 Annual Meeting, the voting process, our Board of Directors ("Board") and Board committees, the compensation of our directors and executive officers, beneficial ownership of HMS and certain other required information.

Q: Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

A: We are pleased to be again using the U.S. Securities and Exchange Commission (the "SEC") rule that allows companies to furnish their proxy materials over the Internet. We are mailing to many of our shareholders a notice about the Internet availability of the proxy materials instead of a paper copy of the proxy materials. All shareholders receiving the notice will have the ability to access the proxy materials over the Internet and to request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet, how to request a paper copy of the materials or how to opt to receive future proxy materials in printed form by mail are provided in the notice.

Q: How can I access the proxy materials over the Internet?

A: This Proxy Statement and our Annual Report are available at www.proxyvote.com. Your notice about the Internet availability of the proxy materials, proxy card or voting instruction form will contain instructions on how to view our proxy materials over the Internet.

Q: What should I do if I receive more than one notice about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

A: You may receive more than one notice, paper copy of the proxy materials, proxy card or voting instruction form. For example, if you hold your shares in more than one brokerage account, you may receive a separate notice or a separate voting instruction form for each brokerage account in which you hold shares, or, if you are a shareholder of record and your shares are registered in more than one name, you may receive more than one notice or more than one paper copy of the proxy materials.

To vote all of your shares by proxy, you must vote the shares represented by each notice that you receive, unless you have requested and received a proxy card or voting instruction form for the shares represented by one or more of those notices, in which case, you must complete, sign, date and return each proxy card and voting instruction form that you receive or follow the directions to vote these shares over the Internet or by telephone.

Q: How may I obtain a paper copy of the proxy materials or a copy of HMS's Annual Report and other financial information?

A: Instructions about how to obtain a paper copy of the proxy materials are provided on the notice of Internet availability of the proxy materials. Shareholders may request a free copy of our Annual Report by contacting us at the address/phone number listed in the answer to the next question. We also will furnish any exhibits to the Annual Report if specifically requested. Alternatively, shareholders can access the Annual Report and other financial information on our Investor Relations website at http://investor.hms.com/index.cfm.

Q: I share an address with another shareholder, and we received only one notice of Internet availability of the proxy materials or only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

A: If you share an address with another shareholder, you may receive only one notice of Internet availability of the proxy materials or only one paper copy of proxy materials, unless you have provided contrary instructions.

If you wish to receive a separate set of proxy materials, please submit your request to our transfer agent, Broadridge Corporate Issuer Solutions, Inc. ("Broadridge"), either by calling Broadridge at the toll-free number below, or by writing to Broadridge at the address below:


Broadridge Corporate Issuer Solutions, Inc.
Householding Department
51 Mercedes Way
Edgewood, New York 11717
Telephone: 800.542.1061


All shareholders may also call us at the number below or write to us at the address below to request a separate copy of these materials:


HMS Holdings Corp.
Attention: Investor Relations
5615 High Point Drive
Irving, Texas 75038
Email: robert.borchert@hms.com
Telephone: 214.453.3000


If you and other residents at your address have been receiving multiple copies of our proxy materials and desire to receive only a single copy of these materials, you may contact Broadridge or contact us at the above addresses or telephone numbers.

Annual Meeting Information

Q: How can I attend the 2019 Annual Meeting?

A: You are entitled to attend the 2019 Annual Meeting if you were a shareholder of HMS as of the close of business on March 28, 2019 (the "Record Date") or if you hold a valid proxy for the 2019 Annual Meeting. You should be prepared to present photo identification for admission. A list of shareholders eligible to vote at the 2019 Annual Meeting will be available for inspection at the 2019 Annual Meeting and for a period of ten calendar days prior to the 2019 Annual Meeting at our principal place of business during regular office hours, which is located at 5615 High Point Drive, Irving, Texas 75038.

If you are not a shareholder of record, but hold shares through a broker, bank or other nominee (i.e., in street name), in addition to photo identification, you should provide proof of beneficial ownership as of the Record Date, such as your most recent account statement dated prior to March 28, 2019, a copy of the voting instruction form provided by your broker, bank or other nominee, or other similar evidence of ownership. If, upon request, you do not provide photo identification or comply with the other procedures outlined above, you may not be admitted to the 2019 Annual Meeting.

The 2019 Annual Meeting will begin promptly at 10:00 a.m., Central Daylight Time. Check-in will begin at 9:30 a.m., Central Daylight Time, and you should allow time for check-in procedures.

Q: How many shares must be present or represented to conduct business at the 2019 Annual Meeting?

A: Holders of a majority of our shares of common stock entitled to vote at the 2019 Annual Meeting must be present in person or represented by proxy at the 2019 Annual Meeting in order to hold the meeting and conduct business. This is called a quorum. You are part of the quorum if you have voted by proxy. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum. Broker non-votes result when shares are held in "street name" by brokers who are present in person or represented by proxy at a meeting, but who have not received a voting instruction on a particular item or matter on behalf of the customers who actually own our shares and the item or matter is not within the broker's discretionary authority to vote. See "What if I am a beneficial shareholder and I do not give my broker voting instructions?" on page 5 for more information.

Q: What if a quorum is not present at the 2019 Annual Meeting?

A: If a quorum is not present in person or represented by proxy at the 2019 Annual Meeting, the shareholders present or represented at the meeting and entitled to vote (although less than a quorum) or any officer entitled to preside or to act as chairman of such meeting, may adjourn the 2019 Annual Meeting until a quorum is present or represented. The time and place of the adjourned meeting will be announced at the time the adjournment is taken and no other notice will be given, unless the adjournment is for more than 30 days from the date of the original meeting or a new record date is set for the adjourned meeting, in which case, a notice of the adjourned meeting shall be given to each shareholder entitled to vote at the meeting.

Voting Information

Q: Who is entitled to vote at the 2019 Annual Meeting?

A: Only shareholders of record at the close of business on March 28, 2019 are entitled to vote at the 2019 Annual Meeting. We refer to the close of business on this date as our Record Date.

Q: What are the voting rights of HMS's holders of common stock?

A: Each outstanding share of HMS common stock on the Record Date will be entitled to one vote on each matter considered at the 2019 Annual Meeting.

You may vote all shares of HMS common stock owned by you as of the Record Date, including (i) shares that are held directly in your name as the shareholder of record, and (ii) shares held for you as the beneficial owner through a broker, bank or other nominee.

On the Record Date, we had 87,081,712 shares of common stock issued and outstanding.

Q: What items of business will be voted on at the 2019 Annual Meeting?

A: Shareholders are being asked to vote on the following matters at the 2019 Annual Meeting:

Proposal Number	Matter	Our Board of Directors Recommends
One	To elect as Class II directors the four nominees named in this Proxy Statement for a term expiring on the date of our 2020 Annual Meeting of Shareholders, or at such time as their successors have been duly elected and qualified	FOR EACH DIRECTOR NOMINEE
Two	To approve, on an advisory basis, the 2018 compensation of our named executive officers, as described in this Proxy Statement	FOR
Three	To approve the HMS Holdings Corp. 2019 Omnibus Incentive Plan	FOR
Four	To ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019	FOR

We will also consider other business that properly comes before the 2019 Annual Meeting or any postponement or adjournment thereof.

Q: Assuming there is a proper quorum of shares represented at the meeting, how many shares are required to approve the proposals being voted on in this Proxy Statement and how are shares counted?

A: The following table reflects the vote required in accordance with the laws of the State of Delaware, our Certificate of Incorporation, our Bylaws and The Nasdaq Stock Market LLC Marketplace Rules (the "Nasdaq Marketplace Rules"), as applicable:

Proposal Number	Matter	Vote required	Is broker discretionary voting allowed?
One	Elect four Class II directors	Majority of votes cast	No
Two	Approve, on an advisory basis, the 2018 compensation of our named executive officers*	Majority of votes cast	No
Three	Approve the HMS Holdings Corp. 2019 Omnibus Incentive Plan	Majority of votes cast	No
Four	Ratify the selection of Grant Thornton LLP	Majority of votes cast	Yes

*Advisory and non-binding. Please see Proposal Two on page 71 for more information regarding the effect of your vote.

With respect to Proposal One, you may vote "for" or "against" each of the nominees, or you may "abstain" from voting for one or more nominees. Our Bylaws provide that a nominee will be elected as a director if he or she receives a majority of the votes cast on his or her election at the 2019 Annual Meeting. A majority of the votes cast means that the number of shares voted "for" a nominee's election exceeds the number of votes cast "against" that nominee's election (with abstentions and broker non-votes not counted as a vote either "for" or "against" that nominee's election).

With respect to Proposals Two, Three and Four, you may vote "for," "against" or "abstain" from voting on these proposals. Adoption of Proposals Two, Three and Four requires the affirmative vote of the majority of the votes cast by the holders of all of the shares of stock present or represented at the 2019 Annual Meeting and voting affirmatively or negatively on such matters (meaning the number of shares voted "for" a proposal must exceed the number of shares voted "against" such proposal). Neither abstentions nor broker non-votes will have an effect on the outcome of such matters because approval is based solely on the number of votes cast affirmatively or negatively.

Q: What if a director nominee does not receive a majority of the votes cast?

A: If an incumbent director who has been nominated for re-election fails to receive a majority of the votes cast in an uncontested election "for" his/her re-election, Delaware law provides that the director continues to serve as a director in a hold-over capacity.

HMS has adopted a Board Resignation Policy that requires each incumbent nominee to submit an irrevocable contingent resignation letter that will be effective upon (i) his/her failure to receive the required vote at the next annual meeting at which he/she faces re-election and (ii) Board acceptance of such resignation. Therefore, if a nominee fails to receive the required vote for re-election, our Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's resignation. The Board will publicly disclose its decision and rationale within a reasonable time period following certification of the election results. If a director's resignation is accepted by the Board, the Board may fill the vacancy or decrease the size of the Board.

Q: What happens if a nominee is unable to stand for election?

A: If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or designate a substitute nominee. If a substitute nominee is selected, the persons named as proxy holders, William C. Lucia, our Chairman, President and Chief Executive Officer, Jeffrey S. Sherman, our Executive Vice President, Chief Financial Officer and Treasurer, and Meredith W. Bjorck, our Executive Vice President, Chief Legal Officer and Corporate Secretary, intend to vote your proxy for the substitute nominee and the remaining nominees, unless otherwise instructed by you in the proxy.

Q: What happens if additional matters are presented at the 2019 Annual Meeting?

A: Other than the four items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the 2019 Annual Meeting. If you grant a proxy, Messrs. Lucia and Sherman and Ms. Bjorck, the proxy holders, will have the discretion to vote your shares on any additional matters properly presented for a vote at the 2019 Annual Meeting.

Q: What if I sign and return my proxy without making any voting decisions?

A: If you sign and return your proxy without making any voting decisions, your shares will be voted "FOR" each of the four nominees for Class II director, and "FOR" Proposals Two, Three and Four. If other matters properly come before the 2019 Annual Meeting, the persons named as proxy holders, Messrs. Lucia and Sherman and Ms. Bjorck, will have the authority to vote on those matters for you at their discretion. As of the date of this Proxy Statement, we are not aware of any matters that will come before the 2019 Annual Meeting other than those disclosed in this Proxy Statement.

Q: What if I am a beneficial shareholder and I do not give my broker voting instructions?

A: If you are a beneficial shareholder and your shares are held in the name of a broker, the broker is bound by the rules of the New York Stock Exchange (NYSE) regarding whether or not it can exercise discretionary voting power for any particular proposal if the broker has not received voting instructions from you. Brokers have the authority to vote shares for which their customers do not provide voting instructions on certain "routine" matters. If the broker does not vote on a particular proposal because that broker does not have discretionary voting power, this is referred to as a "broker non-vote." Broker non-votes will be considered as present for purposes of determining a quorum.

The election of Class II directors (Proposal One), the advisory vote on executive compensation (Proposal Two) and the approval of the 2019 Omnibus Incentive Plan (Proposal Three) are considered "non-routine" matters under the applicable rules of the NYSE, so your broker cannot vote on these matters without your voting instructions. Your broker is permitted to vote your shares on the ratification of the selection of Grant Thornton LLP as our independent registered public accounting firm for the year ending December 31, 2019 (Proposal Four), even if your broker does not receive voting instructions from you because this matter is considered "routine" under the applicable rules of the NYSE.

Q: What is the difference between holding shares as a shareholder of record and holding shares as a beneficial owner?

A: Most of our shareholders hold their shares through a broker, bank or other nominee rather than directly in their own name. We have summarized below some of the distinctions between being a shareholder of record and being a beneficial owner.

> **Shareholder of Record.** If your shares are registered directly in your name, or as a joint holder, with our transfer agent, Broadridge, you are considered, with respect to those shares, the shareholder of record. As a shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the 2019 Annual Meeting.

> **Beneficial Owner.** If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2019 Annual Meeting.

> Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, bank or other nominee that holds your shares, giving you the right to vote the shares at the 2019 Annual Meeting. Your broker, bank or other nominee has provided a voting instruction form for you to use in directing the broker, bank or other nominee how to vote your shares.

Q: How can I vote?

A: Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the 2019 Annual Meeting.

 **By Internet.** Go to www.proxyvote.com and follow the instructions there. You will need the 12-digit number included on your proxy card, voting instruction form or notice. Votes submitted via the Internet must be received by 11:59 p.m. Eastern Daylight Time on May 21, 2019.

 **By telephone.** Dial the phone number on your proxy card. You will need the 12-digit number included on your proxy card, voting instruction form or notice. Telephone voting for shareholders of record is available 24 hours a day. Votes submitted by telephone must be received by 11:59 p.m. Eastern Daylight Time on May 21, 2019.

 **By mail.** If you received a paper copy of a proxy card or voting instruction form, you may submit your proxy by completing, signing and dating the proxy card or voting instruction form and mailing it in the accompanying pre-addressed envelope. In order to ensure they are voted at the 2019 Annual Meeting, proxies submitted by mail must be received at the address provided no later than May 21, 2019, the last business day before the meeting.

 **In person.** Shares held in your name as the shareholder of record may be voted in person at the 2019 Annual Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares, giving you the right to vote the shares. ***Even if you plan to attend the 2019 Annual Meeting, we recommend that you use one of the methods described above to submit your proxy so that your vote will be counted if you later decide not to attend the 2019 Annual Meeting.***

If your shares are held in street name in an account at a bank or brokerage firm that offers telephone voting options, they will provide you with a voting instruction form that includes instructions on how to vote your shares by telephone by the deadline specified on the voting instruction form.

Q: Is my vote confidential?

A: Proxy cards, ballots and voting instructions and tabulations that identify individual shareholders will be tabulated by Broadridge and will be handled in a manner that protects your voting privacy.

Q: How are my votes cast when I submit my proxy over the Internet, by telephone or by mail?

A: When you submit your proxy over the Internet, by telephone or by signing and returning the proxy card, you appoint Messrs. Lucia and Sherman and Ms. Bjorck, or any of them, as your representatives at the 2019 Annual Meeting. Messrs. Lucia and Sherman and Ms. Bjorck, or any of them, will vote your shares at the 2019 Annual Meeting as you have instructed or as described above. They are also entitled to appoint a substitute to act on their behalf.

Q: May I change my vote?

A: Yes. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) prior to the applicable deadline, by providing a written notice of revocation to our Corporate Secretary, or by attending the 2019 Annual Meeting and voting in person. For your written notice of revocation to be effective, it must be received by our Corporate Secretary at our principal place of business no later than May 21, 2019, the last business day before the meeting. Attendance at the 2019 Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request or if you cast a new vote. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank or other nominee in accordance with the directions provided by your broker, bank or other nominee, or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the 2019 Annual Meeting and voting in person. If you are a shareholder of record, you may also change your vote at any time prior to 11:59 p.m. Eastern Daylight Time on May 21, 2019 by voting over the Internet or by telephone. If you change your vote prior to the deadline, your latest telephone or Internet proxy is counted.

Q: Who will bear the cost of soliciting votes for the 2019 Annual Meeting?

A: HMS is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees. These individuals will not receive any additional compensation for such solicitation activities. HMS has also retained Georgeson LLC, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $18,500, plus administrative costs and any other reasonable out-of-pocket disbursements. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding proxy materials to shareholders.

Q: Where can I find the voting results of the 2019 Annual Meeting?

A: We intend to announce preliminary voting results at the 2019 Annual Meeting and publish final results, or the preliminary results if final results are unavailable, on a Current Report on Form 8-K to be filed with the SEC within four business days of the 2019 Annual Meeting.

Q: Who will serve as inspector of elections?

A: Broadridge will tabulate votes and a representative of Broadridge will act as inspector of elections.

Q: Who can help answer my questions?

A: If you have any other questions about the 2019 Annual Meeting, you should contact our Assistant Corporate Secretary, Kimberly Day, at 214.453.3000.

Q: What if I have questions for HMS's transfer agent?

A: Broadridge serves as our transfer agent. Broadridge can be reached as follows:

HMS Holdings Corp.
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, New York 11717
Telephone Inquiries: 855.418.5059 or TTY for hearing impaired: 855.627.5080
Foreign Shareholders: 720.378.5654
Website: http://www.broadridge.com
shareholder@broadridge.com

PROPOSAL ONE: ELECTION OF CLASS II DIRECTORS

Our Board is currently composed of eight directors. At the 2018 annual meeting of shareholders, our Board recommended, and our shareholders approved, an amendment to our Certificate of Incorporation (as in effect at that time) to declassify the Board and provide for the annual election of all directors. Consequently, directors who were elected for a two-year term prior to the effectiveness of the amendment (including directors elected at the 2018 annual meeting) will complete their two-year terms. Beginning with the 2019 Annual Meeting, directors whose previous terms are expiring will be subject to election for a one-year term expiring at the next annual meeting. Thus, beginning with the 2020 annual meeting of shareholders, the entire Board will be elected annually as a single class.

At the 2019 Annual Meeting, shareholders will consider and vote upon the proposed re-election, of four individuals nominated for election as a Class II director. Based on the recommendation of our Nominating and Governance Committee, our Board has nominated William F. Miller III, Ellen A. Rudnick, Richard H. Stowe and Cora M. Tellez for re-election as Class II directors at the 2019 Annual Meeting. Information regarding the experience, qualifications, attributes and skills of each of the nominees that led our Board to nominate each of them as a Class II director, is included below under the heading "Our Board of Directors." Each of the nominees is currently serving as a director of HMS and was last elected at the 2017 annual meeting of shareholders.

Each of the nominees has consented to being named in this Proxy Statement and to serve as a director if elected. If elected, each of the nominees will hold office for a one-year term expiring at the annual meeting of shareholders in 2020 and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. In the event any nominee for director declines or is unable to serve, the proxies may be voted for a substitute nominee selected by the Board. The Board expects that each nominee will be available for election. HMS did not receive notice from any shareholder prior to the deadline for submitting notice of an intention to nominate any additional persons for election as directors at the 2019 Annual Meeting.

Vote Required

The affirmative vote of a majority of the votes cast with respect to his or her election at the 2019 Annual Meeting is required to elect each of the four Class II director nominees to the Board.

> **The Board of Directors recommends a vote "FOR" each of the four Class II director nominees named in Proposal One.**

Our Board of Directors

The following table sets forth information with respect to each member of our Board as of the date of this Proxy Statement.

Name	Independent	Age	Director Since	Term Expires[1]	Director Class	Principal Occupation	Outside Boards[2]
Robert Becker	Yes	64	2016	2020	I	Retired President & CEO, Wolters Kluwer Health	
Craig R. Callen	Yes	63	2013	2020	I	Former Senior Advisor, Crestview Partners	▪ Omega Healthcare Investors
William C. Lucia	No	61	2009	2020	I	Chairman, President & CEO, HMS Holdings Corp.	
William F. Miller III	Yes	69	2000	2019	II	Senior Executive Advisor, Beecken Petty O'Keefe & Company	
Ellen A. Rudnick	Yes	68	1997	2019	II	Senior Advisor for Entrepreneurship, adjunct faculty, University of Chicago Booth School of Business	▪ First Midwest Bancorp, Inc. ▪ Patterson Companies, Inc.
Bart M. Schwartz	Yes	72	2010	2020	I	Chairman & CEO, SolutionPoint International, LLC	
Richard H. Stowe	Yes	75	1989	2019	II	General Partner, Health Enterprise Partners, LP	
Cora M. Tellez	Yes	69	2012	2019	II	President & CEO, Sterling HSA	▪ Pacific Premier Bancorp, Inc.

(1)   Term expires at the annual meeting of shareholders in the year indicated.

(2)   Includes corporations subject to the registration or reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or registered under the Investment Company Act of 1940 (as of the date of this Proxy Statement).

Biographical information of each nominee for Class II director and each continuing director, including further information regarding his or her respective business experience and service on other boards, is below. Also included below is a description of the specific experience, qualifications, attributes or skills that led our Board to conclude that each director should serve as a member of our Board. The Board believes that the combination of business skills and professional experience of our directors, as well as the gender, ethnicity and tenure diversity among its members, have been contributing factors to its effectiveness and provide a valuable resource to management in overseeing and developing strategy and long-term plans for HMS.

Class II Directors (Nominees for Election at the 2019 Annual Meeting)

William F. Miller III



Independent

Director since: 2000

Other public boards: 0

HMS Committees:
Compliance and Ethics Committee

Mr. Miller has served as one of our directors since October 2000. Since 2017, Mr. Miller has served as a senior executive advisor at Beecken Petty O'Keefe & Company, a private equity management firm. Mr. Miller also served as a healthcare industry advisor for KKR Advisors, a global investment firm, from 2013 to 2018. From 2006 to 2013, Mr. Miller was a partner at Highlander Partners, a private equity group in Dallas, Texas focused on investments in healthcare products, services and technology. Mr. Miller served as our Chief Executive Officer from October 2000 to April 2005, and as our Chairman from December 2000 to April 2006. From 1983 to 1999, Mr. Miller served as President and Chief Operating Officer of EmCare Holdings, Inc., a national healthcare services firm focused on the provision of emergency physician medical services. Mr. Miller currently serves as a board member of Maxor National Pharmacy Services, a private pharmacy benefits management company.

Mr. Miller brings to the Board both a thorough understanding of our business and the healthcare industry and extensive experience in the financial markets. His significant operational experience, both at HMS and at EmCare Holdings, makes him well-positioned to provide HMS with insight on financial, operational and strategic issues and to serve as a member of the Compliance and Ethics Committee.

Ellen A. Rudnick



Independent

Director since: 1997

Other public boards: 2

HMS Committees:
Audit Committee (Chair)

Compliance and Ethics Committee

Nominating and Governance Committee

Ms. Rudnick has served as one of our directors since 1997. Since 1999, Ms. Rudnick has served in various roles at the University of Chicago Booth School of Business, including her current role as Senior Advisor for Entrepreneurship, adjunct faculty, and her prior role as Executive Director and Clinical Professor, Polsky Center for Entrepreneurship and Innovation, from 1999 through July 2016. From 1993 to 1999, Ms. Rudnick served as Chairman of Pacific Biometrics, Inc., a publicly held healthcare biodiagnostics company and its predecessor, Bioquant, which she co-founded. From 1990 to 1992, she served as President and Chief Executive Officer of Healthcare Knowledge Resources (HKR), a privately held healthcare information technology corporation and subsequently served as President of HCIA, Inc. (HCIA) following the acquisition of HKR by HCIA. From 1975 to 1990, Ms. Rudnick served in various positions at Baxter Health Care Corporation, including Corporate Vice President and President of its Management Services Division. Ms. Rudnick also serves as a director of Patterson Companies, Inc. and First Midwest Bancorp, Inc.

Ms. Rudnick brings to the Board extensive business understanding and demonstrated management expertise, having served in key leadership positions at a number of healthcare companies. Ms. Rudnick has a comprehensive understanding of the operational, financial and strategic challenges facing companies and knows how to make businesses work effectively and efficiently. Her management experience and service on other public company boards has provided her with a thorough understanding of the financial and other issues facing large companies, making her particularly valuable as the Chair of our Audit Committee and as a member of our Compliance and Ethics Committee and Nominating and Governance Committee.

Richard H. Stowe



Independent

Director since: 1989

Other public boards: 0

Lead Independent Director

HMS Committees:
Compensation Committee (Chair)

Nominating and Governance Committee

Mr. Stowe has served as one of our directors since 1989 and as Lead Independent Director of the Board since July 2015. Mr. Stowe has served as a general partner of funds managed by Health Enterprise Partners, a private equity firm, since 2005. From 1999 to 2005, Mr. Stowe was a private investor, a senior advisor to the predecessor funds to Health Enterprise Partners, and a senior advisor to Capital Counsel LLC, an asset management firm. From 1979 until 1998, Mr. Stowe was a general partner of Welsh, Carson, Anderson & Stowe. Prior to 1979, he was a Vice President in the venture capital and corporate finance groups of New Court Securities Corporation (now Rothschild, Inc.).

Mr. Stowe brings over 49 years of financial, capital markets and investment experience to our Board. Mr. Stowe's background and extensive experience make him well-positioned to serve as the Chair of the Compensation Committee, a member of the Nominating and Governance Committee and as our Lead Independent Director. Mr. Stowe has effectively carried out his responsibilities as a Chair for several of our Board committees and is well-respected by the independent directors. The Board believes that Mr. Stowe is highly qualified and continues to be in the best position to serve as Lead Independent Director.

Cora M. Tellez



Independent

Director since: 2012

Other public boards: 1

HMS Committees:
Audit Committee

Compensation Committee

Nominating and Governance Committee (Chair)

Ms. Tellez has served as one of our directors since October 2012. Ms. Tellez is the President and Chief Executive Officer of Sterling HSA, an independent health savings accounts administrator which she founded in 2004. Prior to starting Sterling HSA, Ms. Tellez served as President of the health plans division of Health Net, Inc., an insurance provider. She later served as President of Prudential's western health care operations, CEO of Blue Shield of California, Bay Region and Regional Manager for Kaiser Permanente of Hawaii. Ms. Tellez also served until 2018 as Chief Executive Officer of Amazing CARE Network, Inc., a company she founded in January 2015 (now a part of Sterling HSA). Ms. Tellez serves on the board of directors of Pacific Premier Bancorp, Inc., as well as on the boards of various nonprofit organizations such as the Institute for Medical Quality and UC San Diego's Center for Integrative Medicine. Ms. Tellez previously served as Chair of the Board of CorMedix Inc.

Ms. Tellez brings over 25 years of healthcare policy and operations experience to the Board. Her public company operational, financial and corporate governance experience is a valuable resource for our Board and makes her well-positioned to serve as the Chair of the Nominating and Governance Committee, a member of the Audit and Compensation Committees and as an audit committee financial expert.

Class I Directors (Continuing Members of the Board)

Robert Becker



Independent

Director since: 2016

Other public boards: 0

HMS Committees:
Audit Committee

Nominating and
Governance Committee

Mr. Becker has served as one of our directors since January 2016. Mr. Becker most recently served as President and CEO of Wolters Kluwer Health, a provider of information and point of care solutions to the healthcare industry, from December 2008 until his retirement in May 2015. In his role at Wolters Kluwer Health, Mr. Becker reported to the Chairman of the Executive Board and had global responsibility for Wolters Kluwer's $1.2 billion Health division. From August 2003 to November 2008, he served as CEO of Wolters Kluwer Law & Business. Mr. Becker led the transformation of both the Health and Law & Business divisions from traditional publishers to world-class providers of digital content and software solutions through a combination of organic growth and mergers and acquisitions. Prior to joining Wolters Kluwer, Mr. Becker served as President and CEO of Jupiter Media Metrix, a provider of comprehensive research and measurement products and services designed to assist companies in utilizing Internet technologies to more effectively operate their businesses. Mr. Becker also spent 13 years with The Thomson Corporation, 10 years as a CEO and three as a CFO of several global businesses. Mr. Becker, who is a CPA, began his career at PriceWaterhouse auditing numerous public and privately held companies. Mr. Becker previously served on the board of directors of Symphony Health, a privately held portfolio company of Symphony Technology Group providing pharmacy claims and patient longitudinal health records to the pharmaceutical industry.

Mr. Becker's executive leadership experience and strong background in technology and data analytics provide valuable insight into strategic planning and operations to the Board. Among other qualifications, Mr. Becker brings to the Board extensive financial expertise, including budgeting, forecasting and mergers and acquisitions, making him well-positioned to serve as a member of the Audit Committee and an audit committee financial expert, as well as a member of the Nominating and Governance Committee.

Craig R. Callen



Independent

Director since: 2013

Other public boards: 1

HMS Committees:
Compensation
Committee

Nominating and
Governance Committee

Mr. Callen has served as one of our directors since October 2013. Mr. Callen was a Senior Advisor at Crestview Partners, a private equity firm, from 2009 through 2016. From 2004 to 2007, Mr. Callen was Senior Vice President and Head of Strategic Planning and Business Development and a member of the Executive Committee for Aetna, Inc. In his role at Aetna, Mr. Callen reported directly to the Chairman and CEO and was responsible for oversight and development of Aetna's corporate strategy, including mergers and acquisitions. During his tenure, Mr. Callen and his team led the acquisitions of seven companies, investing over $2.0 billion, broadening Aetna's revenue, global presence, product line, targeted markets and participation in government programs. Prior to joining Aetna, Mr. Callen was a Managing Director and Head of U.S. Healthcare Investment Banking at Credit Suisse First Boston and Co-Head of Healthcare Investment Banking at Donaldson, Lufkin & Jenrette. Mr. Callen currently serves as Chairman of the Board of Directors of Omega Healthcare Investors, Inc.

Mr. Callen brings over 20 years of healthcare investment banking experience and corporate development expertise to our Board, which are invaluable to us as we evaluate, develop and implement new solutions for clients. His extensive experience in a corporate setting and as an advisor to public/private healthcare companies positions him well to serve on the Compensation and Nominating and Governance Committees.

William C. Lucia



Management

Director since: 2009

Other public boards: 0

Mr. Lucia has served as our President and Chief Executive Officer since March 2009. He has been a member of our Board since May 2008 and was appointed Chairman of the Board in July 2015. From May 2005 to March 2009, Mr. Lucia served as our President and Chief Operating Officer. Since joining us in 1996, Mr. Lucia has held several positions with us, including: President of our subsidiary, Health Management Systems, Inc., from 2002 to 2009; President of our Payor Services Division from 2001 to 2002; Vice President and General Manager of our Payor Services Division from 2000 to 2001; Vice President of our Business Office Services from 1999 to 2000; Chief Operating Officer of our former subsidiary Quality Medical Adjudication, Incorporated (QMA) and Vice President of West Coast Operations from 1998 to 1999; Vice President and General Manager of QMA from 1997 to 1998; and Director of Information Systems for QMA from 1996 to 1997. Prior to joining us, Mr. Lucia served in various executive positions including Senior Vice President, Operations and Chief Information Officer for Celtic Life Insurance Company, and Senior Vice President, Insurance Operations for North American Company for Life and Health Insurance. Mr. Lucia is a Fellow of the Life Management Institute program through LOMA, an international association through which insurance and financial services companies around the world engage in research and educational activities to improve company operations.

With over 20 years of experience with HMS working across multiple divisions and his prior experience in the insurance industry, Mr. Lucia brings to our Board in-depth knowledge of HMS and the healthcare and insurance industries, the evolving healthcare landscape and the array of challenges to be faced and demonstrates an ability to formulate and implement key strategic initiatives, making him well-positioned to lead our management team and provide essential insight and leadership to the Board.

Bart M. Schwartz



Independent

Director since: 2010

Other public boards: 0

HMS Committees:
Audit Committee

Compliance and Ethics Committee (Chair)

Nominating and Governance Committee

Mr. Schwartz has served as one of our directors since July 2010. Mr. Schwartz currently serves as the Chairman and Chief Executive Officer of SolutionPoint International, LLC, which provides an integrated array of business intelligence, security and compliance, identity assurance and situational awareness through the wholly-owned company Guidepost Solutions LLC. In 2003, Mr. Schwartz founded his own law firm, which specializes in, among other areas, conducting independent investigations, monitoring and Independent Private Sector Inspector General engagements and developing, auditing and implementing compliance programs. From 1991 to 2003, Mr. Schwartz served as the Chief Executive Officer of Decision Strategies, an internationally recognized investigative and security firm, which was sold to SPX Corporation in 2001. Mr. Schwartz has over 30 years' experience managing domestic and international investigations, prosecutions and assessments for clients in both the public and private sectors. He currently serves as the federally appointed Monitor of GM and as a court-appointed Receiver to several large hedge funds. Mr. Schwartz previously served as Chairman of the Board of Kadmon Holdings, Inc.

Mr. Schwartz brings extensive legal and compliance experience to our Board, which is particularly valuable as we continue to expand our business. Mr. Schwartz's background makes him well-positioned to serve as the Chair of the Compliance and Ethics Committee and as a member of the Audit and Nominating and Governance Committees.

CORPORATE GOVERNANCE

Corporate Governance Shareholder Engagement

In 2018, we continued our shareholder outreach efforts to better understand our shareholders' views regarding our corporate governance and executive compensation practices. During the spring of 2018, our executives from Finance, Human Resources and Legal reached out to the corporate governance representatives of our 25 largest institutional shareholders, representing approximately 74% of our outstanding shares, to solicit their points of view on those topics. While our shareholder outreach program is primarily a function of management, Mr. Stowe, as our Lead Independent Director and Chair of the Compensation Committee, as well as each of the other committee Chairs, including Ms. Rudnick, Mr. Schwartz and Ms. Tellez, were available to participate in those conversations at the invitation of our shareholders. The results of our conversations with the institutional shareholders who participated were summarized and presented to the appropriate committee and the Board. As a result of our engagement with shareholders in 2018 and 2017 and to maintain leading corporate governance practices, we have taken the actions summarized below. A discussion of our shareholder engagement efforts on executive compensation practices is included below under the heading "Compensation Discussion and Analysis."

Key Corporate Governance Actions
✓ Obtained shareholder approval in 2018 of our proposal to declassify the Board from two classes to one class, and will complete the process of declassifying the Board in 2020, as described in more detail under the heading "Proposal One: Election of Class II Directors."
✓ Began disclosing our corporate social responsibility highlights, as described in more detail under the heading "Corporate Responsibility and Sustainability."
✓ Continued regular annual engagement with our shareholders on corporate governance and executive compensation practices.

Corporate Governance Highlights

We are committed to maintaining leading corporate governance practices. Key highlights of our corporate governance profile and practices are summarized below.

Leading Corporate Governance Practices	
Size of Board	Eight
Majority Independent Board	Seven of our eight current directors are independent
Gender Diversity	Two of our eight current directors are women
Board Leadership Structure	Combined Chairman and CEO
Lead Independent Director	Yes
Board Self-Evaluation	Annual
Voting Standard for Directors	Majority vote (in uncontested elections)
Resignation Policy	Yes
Board Structure	Currently classified into two classes until the process of declassifying the Board is completed in 2020, as described in "Proposal One: Election of Class II Directors."
Percentage of Directors Owning Stock	100%
Stock Ownership Guidelines	Yes
Independent Committees	All board members who serve on a standing board committee are independent
Related Person Transactions	None (based on disclosure requirements under Regulation S-K)

Leading Corporate Governance Practices	
"Poison Pill"	None
Supermajority vote requirements	None

Board Leadership

Our governance framework provides our Board with the flexibility to select the appropriate board leadership structure for HMS. In making leadership structure determinations, the Board considers many factors, including the recommendation of the Nominating and Governance Committee and the pros and cons of alternative leadership structures in light of the current needs of our Company and the best interest of our shareholders.

Mr. Lucia has served as our CEO since March 2009 and has served as both Chairman of the Board and CEO since July 2015. Given the complexity of our business, the rapidly changing healthcare environment in which we operate and the unique opportunities and challenges that we face, the Board believes that having a combined Chairman and CEO role serves the best interests of HMS and its shareholders at this time. Mr. Lucia's long history with HMS and extensive knowledge of all aspects of our business, the healthcare industry and the macroeconomic environment in which we operate gives Mr. Lucia unique insight into both investor and customer viewpoints, provides HMS with unified leadership internally and externally, and provides HMS with the vision to execute our strategic initiatives and create shareholder value. Mr. Lucia's service in both roles also enables HMS to speak with a unified voice to our shareholders, customers and employees.

Our Board understands the importance that our investors place on having a strong board leadership structure with independent oversight. To balance the combined Chairman and CEO position and ensure good governance, appropriate oversight and independence, the independent directors have appointed a Lead Independent Director with defined responsibilities. Our Board leadership structure is further strengthened by the independent oversight function of the Board, which consists entirely of independent directors other than Mr. Lucia, and our committees of the Board, which consist entirely of independent directors and chairs. The Board's oversight function includes independent oversight of the performance of the CEO. Our Board leadership structure is also strengthened by the practices of our Board and committees, including executive sessions of the independent directors, which generally occur at each regular Board and committee meeting.

Lead Independent Director

Our Corporate Governance Guidelines provide that if the offices of Chairman and Chief Executive Officer are held by the same person, the independent directors will appoint a lead director from among the independent directors to supplement the combined Chairman and Chief Executive Officer position and otherwise provide leadership to the independent directors on the Board. Although elected annually, the lead independent director is generally expected to serve for more than one year. A current copy of the Lead Independent Director Charter is available on our website under the "Investors—Corporate Governance" tabs at http://investor.hms.com/corporate-governance.cfm.

Mr. Stowe has served as the Lead Independent Director of the Board since July 2015. During his tenure as Lead Independent Director, Mr. Stowe has demonstrated strong leadership skills and independent thinking, a deep understanding of the business and healthcare industry and a willingness to meet with investors. The independent directors are confident in Mr. Stowe's ability to continue to serve as Lead Independent Director and therefore re-appointed him as Lead Independent Director in July 2018.

Active involvement of the independent directors who work together and in tandem through their various functional areas of expertise, combined with the qualifications and significant responsibilities of our Lead Independent Director, creates an environment for increased engagement of the Board as a whole and further promotes strong, independent oversight of management and Company affairs. We believe this leadership structure—a combined Chairman and Chief Executive Officer and a Lead Independent Director—strikes the right balance between effective independent oversight and consistent corporate leadership and continues to be the appropriate leadership structure for HMS at this time. The duties of the Lead Independent Director include those listed below.

Lead Independent Director Responsibilities
▪ Preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors
▪ Has authority to call meetings of the independent directors
▪ Serve as the principal liaison between the Chairman and the other directors
▪ Work with the Chairman to develop and approve meeting agendas and schedules, assuring sufficient time for discussion of all agenda items, and approve certain information sent to the Board
▪ Recommend directors for membership and chair positions for each Board committee
▪ Interview, together with the chair of the Nominating and Governance Committee, all director candidates and make recommendations to the Nominating and Governance Committee
▪ Be available for consultation and direct communication with our shareholders, when appropriate
▪ Authorized to retain outside advisors and consultants on certain Board issues
▪ Consult with the Chairman and CEO on matters relating to corporate governance and Board performance

Director Independence

A majority of our Board must be comprised of "independent directors" in accordance with the Nasdaq Marketplace Rules. Under Rule 5605(a)(2) of the Nasdaq Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of our Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based on its review of the applicable independence standards and answers to annual questionnaires completed by the directors, our Board has determined that each of Messrs. Becker, Callen, Miller, Schwartz and Stowe and Mses. Rudnick and Tellez is an "independent director" as defined under the Nasdaq Marketplace Rules.

Board of Directors Meetings and Attendance

The Board convenes quarterly on a regular basis and may hold additional meetings as necessary from time to time. Each incumbent director attended at least 75% of the aggregate of the total number of meetings of the Board and the committees on which the director served during 2018 (or portion of 2018 during which he or she served as a director or committee member). Directors are encouraged but not required to attend our annual meetings of shareholders. Mr. Lucia attended our 2018 annual meeting of shareholders.

Executive Sessions of Non-Employee Directors

Following each regularly scheduled quarterly Board meeting (and following other meetings if necessary), our non-employee directors meet in an executive session to review key decisions, discuss their observations and shape future Board meeting agendas, all in a manner that is independent of management and where necessary, challenging management. The executive sessions are led by Mr. Stowe as Lead Independent Director.

Board Committees and Related Matters

The Board has the following standing committees: Audit Committee, Compensation Committee, Compliance and Ethics Committee and Nominating and Governance Committee, each of which operates pursuant to a separate charter that has been approved by the Board. A current copy of each charter is available on our website under the "Investors—Corporate Governance" tabs at http://investor.hms.com/corporate-governance.cfm. Each committee reviews the appropriateness of its charter on an annual basis, as required by its charter, and recommends any changes to the Board for approval.

The Board makes committee and committee chair assignments annually at its meeting following the annual meeting of shareholders, although further changes to committee assignments are made from time to time as deemed appropriate by the Board. The membership of each standing committee as of the date of this Proxy Statement and the number of meetings held by each standing committee during 2018 are summarized in the table below.

		Committee			
Director	**Board**	**Audit[2]**	**Compensa-tion[3]**	**Compliance and Ethics**	**Nominating and Governance**
Robert Becker[1]	●	●			●
Craig R. Callen[1]	●		●		●
William C. Lucia	Chairman				
William F. Miller III[1]	●			●	
Ellen A. Rudnick[1]	●	Chair		●	●
Bart M. Schwartz[1]	●	●		Chair	●
Richard H. Stowe[1]	Lead Independent Director		Chair		●
Cora M. Tellez[1]	●	●	●		Chair
Number of Meetings in 2018	**11**	**5**	**8**	**4**	**4**

(1) The Board has determined that the director is independent as defined in the Nasdaq Marketplace Rules.

(2) The Board has determined that each member of the Audit Committee meets Nasdaq's financial knowledge and sophistication requirements and the additional, heightened independence criteria applicable to members of the Audit Committee under SEC and Nasdaq Marketplace Rules. In addition, the Board has determined that Mr. Becker and Ms. Tellez each qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.

(3) The Board has determined that each member of the Compensation Committee is an independent director, as independence for compensation committee members is defined in the Nasdaq Marketplace Rules. Each of Messrs. Callen and Stowe and Ms. Tellez also qualifies as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986 (the "Code") and as a "non-employee" director under Rule 16b-3 of the Exchange Act.

Audit Committee

As more fully described in its Charter, the Audit Committee's function is to assist the Board with its oversight of our accounting and financial processes and the audits of our financial statements. The Audit Committee is responsible for oversight of our independent auditor, including sole and direct responsibility to (i) appoint, evaluate and terminate, when necessary, the engagement of our independent auditor, (ii) set the compensation of our independent auditor, (iii) pre-approve all audit and non-audit services to be provided by our independent auditor and (iv) oversee the work of our independent auditor. The responsibilities of the Audit Committee also include, among other things, review of our audited financial statements and quarterly unaudited financial statements that are prepared by management and audited or reviewed by our independent auditor, and oversight of our internal control over financial reporting and disclosure controls and procedures, oversight of the performance of our internal audit function and oversight of our Enterprise Risk Management program.

Additional information regarding the Audit Committee and its functions and responsibilities is included in this Proxy Statement under the headings "Proposal Four: Ratification of the Selection of Independent Registered Public Accounting Firm" and "Audit Committee Report."

Compensation Committee

As more fully described in its Charter, the Compensation Committee's function is to discharge the Board's responsibilities relating to the compensation of our Chief Executive Officer and our other officers who are subject

to Section 16 of the Exchange Act, with overall responsibility for approving and evaluating all of our compensation plans, policies and programs as they affect the Chief Executive Officer and such other officers. All of our independent directors as a group approve the compensation of our Chief Executive Officer, taking into account the recommendation of the Compensation Committee. In addition, the Compensation Committee is responsible for (i) producing an annual report on executive compensation for inclusion in our proxy statement or annual report on Form 10-K, as applicable, (ii) reviewing and making recommendations to the Board with respect to compensation for directors, (iii) reviewing and making recommendations to the Board with respect to incentive compensation and equity-based plans that are subject to the approval by the Board and (iv) administering our compensation plans, to the extent authorized under the terms of such plans. The Compensation Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the persons who served on the Compensation Committee during 2018 (Messrs. Stowe (Chair) and Callen and Ms. Tellez) were or are an officer or employee of HMS or had a related person transaction involving HMS requiring disclosure under Item 404 of Regulation S-K. During 2018, none of our executive officers (i) served as a member of the Board or compensation committee (or equivalent entity) of any other entity that had one or more of its executive officers serving as a member of our Compensation Committee or (ii) served as a member of the compensation committee (or equivalent entity) of any other entity that had one or more of its executive officers serving as a member of our Board.

Compliance and Ethics Committee

As more fully described in its Charter, the Compliance and Ethics Committee's function is to oversee (i) compliance and ethics programs, policies and procedures, (ii) compliance with federal and state laws and regulations applicable to the Company's business, particularly those related to healthcare, and all applicable Medicare and Medicaid program requirements, (iii) the activities of the Chief Compliance Officer and the operation of the Compliance Department and (iv) compliance with our Code of Conduct and related policies and adherence to ethical standards.

Nominating and Governance Committee

As more fully described in its Charter, the Nominating and Governance Committee's functions are (i) to identify individuals qualified to become board members and recommend director nominees for election at the annual meeting of shareholders, (ii) to review and make recommendations to the Board on corporate governance related matters, (iii) to oversee an annual self-evaluation of the Board and its standing committees and (iv) to recommend the directors to serve on each Board committee and the chair of each committee. The processes and procedures followed by the Nominating and Governance Committee in identifying and evaluating director candidates are described below under the heading "Director Nomination Process."

Succession Planning

The Nominating and Governance Committee oversees succession planning for our CEO and other executive officers. The CEO succession plan is reviewed at least annually, or more often if appropriate, with the full Board of Directors to ensure a smooth transition in the event of a planned or unplanned vacancy in the office of the CEO. Succession planning for our executive officers other than the CEO is reviewed at least annually and more often as necessary to identify potential successors and oversee their career development planning.

Board and Committee Self-Evaluations

Pursuant to our Corporate Governance Guidelines, the Board and each of its standing committees perform a rigorous self-evaluation annually, which may include an evaluation of individual directors to assess the qualifications, attributes, skills and experience represented on the Board. The process is guided and overseen by the Nominating and Governance Committee. The committee reviews the overall process annually to consider and determine the optimal method for conducting the evaluations in order to achieve maximum effectiveness. For 2018, the Lead Independent Director conducted guided one-on-one interviews with each member of the Board to solicit input regarding the performance and effectiveness of the Board, the standing Board committees and individual directors and provide an opportunity for directors to identify areas for improvement. The evaluation included an assessment of both board process and key performance areas, including but not limited to, corporate strategy, risk oversight, the composition, conduct and culture of the Board and committees, the use of appropriate information in performing relevant duties, follow-through and monitoring with respect to its recommendations and compliance with respective charter requirements. The Lead Independent Director reviews the evaluation results and feedback for discussion with the Nominating and Governance Committee to identify any opportunities for improvements, and the results of the discussion and any recommendations are reviewed with the Board. Any matters requiring additional consideration are discussed at a subsequent Board or committee meeting, as appropriate. The Board believes this process strengthens its effectiveness and facilitates continuous improvement.

Director Nomination Process

The Nominating and Governance Committee is responsible for identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board, and for recommending to the Board the nominees for election as directors at any meeting of shareholders and the persons to be elected by the Board to fill vacancies or newly created directorships. The Nominating and Governance Committee periodically reviews with the Board the size and composition of the Board as a whole and the requisite skills and criteria for new directors.

Review of Incumbent Directors

The Nominating and Governance Committee considers, among other things, the performance, experience, tenure, qualifications and skills of incumbent directors, including their respective attendance records and personal attributes as required under our Corporate Governance Guidelines, as well as the need for diversity and financial or other specialized expertise, before making a determination to recommend incumbent directors for nomination for election or re-election as directors. The Nominating and Governance Committee generally will nominate incumbent directors who continue to qualify based upon the criteria considered by the committee and who are willing to continue to serve on the Board, in addition to considering additional director candidates.

Shareholder Recommendations of Director Candidates

The Nominating and Governance Committee will consider director candidates suggested by you, our shareholders, provided that the recommendations are made in accordance with the procedures described in this Proxy Statement in the Additional Information section under the heading "Shareholder Proposals and Director Nominations for 2020 Annual Meeting." As set forth in the Nominating and Governance Committee Charter, the Nominating and Governance Committee will review and evaluate information available to it regarding candidates proposed by shareholders and will apply substantially the same criteria and follow substantially the same process in considering them, as it does for other candidates.

Criteria for Nomination to the Board

In evaluating prospective candidates, the Nominating and Governance Committee takes into account all factors it considers appropriate, including but not limited to the characteristics of independence, diversity, age, skills and experience, the needs and composition of the Board as a whole (including diversity of skills, background and experience), the performance and continued tenure of incumbent directors, the balance of management and independent directors and the need for financial or other specialized expertise. The Nominating and Governance Committee has not established specific minimum qualifications for a candidate to be recommended for nomination to the Board. Rather, the Nominating and Governance Committee recommends candidates that it believes will enhance our Board and benefit HMS and our shareholders based on the factors discussed above.

Pursuant to our Corporate Governance Guidelines, the Nominating and Governance Committee also will review director candidates' personal attributes in accordance with the following general criteria:

- nominees should have a reputation for integrity, honesty and adherence to high ethical standards;

- nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of HMS and should be willing and able to contribute positively to the decision-making process of HMS;

- nominees should have a commitment to understand HMS and its industry and to regularly attend and participate in meetings of the Board and its committees;

- nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of HMS, which include shareholders, employees, customers, governmental units, creditors, and the general public, and to act in the interests of all shareholders;

- nominees should not have, nor appear to have, a conflict of interest that is not properly mitigated that would impair the nominee's ability to represent the interests of all HMS's shareholders and to fulfill the responsibilities of a director; and

- nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other category protected by law.

Process for Identifying and Evaluating Nominees

Candidates for director may come to the attention of the Nominating and Governance Committee through current members of the Board, professional search firms, shareholders or industry sources. The Nominating and Governance Committee first evaluates director candidates by reviewing their biographical information and qualifications. Potentially qualified candidates are interviewed by the Chairman of the Board, the Lead Independent Director, and the Chair of the Nominating and Governance Committee and then, if appropriate, by at least a majority of the Nominating and Governance Committee, as well as other members of the Board. After completing the evaluation and interviews and checking the candidates' references, the Nominating and Governance Committee determines which individuals are qualified to become board members and makes a recommendation to the Board, taking into account the recommendation of the Lead Independent Director (if so designated) as to the individuals who should be nominated for election by the shareholders at a meeting or elected by the Board to fill a vacancy or newly created directorship. The Board makes the final determination whether to nominate or elect a candidate after considering the Nominating and Governance Committee's recommendation.

The Board of Directors' Role in Risk Oversight

Our Board has overall responsibility for oversight of HMS's exposure to risk. The Board, itself and through its committees, regularly discusses our material risk exposures, the potential impact on HMS and the efforts of management it deems appropriate to mitigate the risks that are identified.

HMS has established a formal Enterprise Risk Management ("ERM") program that assists management in identifying, assessing and managing risk, subject to oversight by the Board and the Audit Committee. Under the ERM program, led by our Risk Management and Internal Audit department, each risk is assigned to appropriate members of our senior leadership team who are responsible for the related operations or corporate function. Through the ERM program, the senior leadership team conducts risk assessments at both the corporate level and across HMS's business units. The ERM program facilitates the ongoing development of the corporate risk appetite and risk mitigation strategies for key areas of Company risk and is incorporated into strategic and operating decision-making by the Board and management, as appropriate.

The Audit Committee has direct responsibility for overseeing the ERM program. The Audit Committee and the Board annually review the outputs of the ERM program, which is used as a basis for the internal audit plan for the year.

The Board fulfills its oversight responsibility for risk both directly and through its committees. The Board addresses certain risk areas directly through regular reports by the senior leadership team and has delegated authority to its committees to oversee other risk areas that are within the scope of each committee's responsibility. The Board is routinely informed of each committee's risk oversight activities through regular reports to the Board.

Board/Committee	Risk Area
Board	▪ Company Strategy ▪ Cybersecurity ▪ Capital Structure ▪ Mergers & Acquisitions
Audit Committee	▪ Quality and adequacy of processes and internal controls, with consultation from management and our independent registered public accounting firm ▪ Financial statements ▪ Financial reporting and investor disclosure ▪ Accounting and auditing ▪ Significant financial exposure ▪ ERM program
Compensation Committee	▪ Elements of our compensation programs, policies and practices for executive officers, employees and non-employee directors, with guidance from the Compensation Committee's independent compensation consultant ▪ Incentive-compensation and equity-based compensation plans
Compliance and Ethics Committee	▪ Code of Conduct and Corporate Compliance Program, including compliance-related activities, audits and investigations ▪ Healthcare policies and procedures ▪ Non-financial compliance related to legal, regulatory and ethical requirements of our business operations
Nominating and Governance Committee	▪ Corporate governance, with guidance from legal counsel ▪ Board and committee membership ▪ Succession planning ▪ Overall Board effectiveness

Company Strategy

The Board oversees our corporate strategy, including major business and organizational initiatives, capital allocation priorities and potential business development opportunities. The Board engages in discussion regarding our corporate strategy at each regular meeting and receives a formal update on our operating plan and budget at least annually.

Cybersecurity

The Board is responsible for the oversight of our cybersecurity risk management, including cybersecurity preparedness, detection and response. The Board receives periodic updates from management on the Company's cybersecurity risk management program, which focus on the threat environment and vulnerability assessments, cyber incidents, management's efforts to monitor, detect and protect against cyber threats and disaster recovery plans. If desired, the Board may have candid discussions with our Chief Technology Officer in executive session about our cybersecurity preparedness and the resources and culture needed to maintain the program's resiliency.

Compensation-Related Risk

We regularly assess risks related to our compensation programs for all employees, including executive and non-executive officers and employees. In February 2019, HMS's management and Compensation Committee, with the assistance of the Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), conducted a comprehensive assessment of the risks associated with our compensation policies and practices as they relate to risk management practices and risk-taking incentives. The Compensation Committee took into consideration our current compensation structure and the possible risks and mitigation factors associated with each compensation element, including, among others, the mix of cash and equity, the balance of fixed compensation with short- and long-term incentives, the use of multi-year vesting periods for equity awards, the use of multiple performance metrics between our equity awards and short-term incentives, clawback provisions that apply to short- and long-term incentive awards, stock ownership guidelines for executive officers and a cap on bonus pool funding and individual payouts for all short-term incentive awards. Based on the results of this assessment, the Compensation Committee does not believe our compensation policies and practices for employees create risks that are reasonably likely to have a material adverse effect on our Company.

As discussed in more detail under the heading "Compensation Discussion and Analysis" below, the Compensation Committee reviews and approves executive compensation programs that focus on having the appropriate balance of features that mitigate compensation-related risk without diminishing the incentive nature of the compensation.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines, which govern the operations of the Board and its committees and address matters such as director responsibilities and qualifications, committee membership and structure, board composition and structure, director compensation, communications with outside parties and the annual self-evaluation of the Board and its standing committees. Our Corporate Governance Guidelines form an important and flexible framework for the Board's corporate governance practices and guide the Board in the execution of its responsibilities. They provide, among other things, that:

- the directors shall have full and free access to HMS's management in discharging their obligation to oversee HMS management;

- a majority of directors of the Board must be independent as defined by the standards established by Nasdaq and the SEC;

- a director must limit the number of company boards on which he or she serves and must advise the Chairman and the Chair of the Nominating and Governance Committee in advance of joining another board;

- a lead independent director shall be appointed annually by the independent directors to provide leadership to independent directors if the offices of Chairman and Chief Executive Officer are held by the same person;

- independent directors must promptly inform the Chairman and the Chair of the Nominating and Governance Committee of any matter that may cause a change in their status as independent directors or of an activity that may rise to the level of a material conflict of interest; and

- the Nominating and Governance Committee will oversee an annual self-evaluation of the Board and its standing committees, which may include an evaluation of individual directors.

From time to time, the Nominating and Governance Committee will review and reassess our Corporate Governance Guidelines, and, if necessary, recommend changes to the Board. Our Corporate Governance Guidelines are available to view on our website under the "Investors—Corporate Governance" tabs at http://investor.hms.com/corporate-governance.cfm.

Code of Conduct

Our Board has adopted a Code of Conduct applicable to all of our directors, officers and employees, including all employees, officers, directors, contractors, contingent workers and business affiliates of HMS subsidiaries. The Code of Conduct is publicly available on our website under the "Investors—Corporate Governance" tabs at http://investor.hms.com/corporate-governance.cfm and can also be obtained free of charge by sending a written request to our Corporate Secretary. To the extent permissible under Nasdaq Marketplace Rules, we intend to disclose amendments to our Code of Conduct, as well as waivers of the provisions thereof, that relate to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions on the Company's website under the "Investors—Corporate Governance" tabs at http://investor.hms.com/corporate-governance.cfm.

Certain Relationships and Related Transactions

Related Person Transaction Policy

The Audit Committee is responsible for reviewing all transactions with related persons on an ongoing basis for potential conflict of interest situations, and all such transactions must be approved by the Audit Committee. Our Board has adopted a written Related Person Transaction Policy to assist the Audit Committee in reviewing proposed transactions between HMS and certain individuals deemed to be "related persons." The policy applies to our executive officers, directors, director nominees and 5% shareholders (and their immediate family members), each of whom we refer to as a "related person," and governs the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. We refer to such a transaction, arrangement or relationship as a "related person transaction."

Review and Approval of Related Person Transactions

Pursuant to our Related Person Transaction Policy, a related person must notify the Corporate Secretary of any plan to enter into, extend or modify any transaction with HMS or its affiliates that could be a related person transaction. The proposed transaction is reviewed and, if deemed appropriate, approved by the Audit Committee prior to entry into the transaction. Under the policy, any related person transactions that are ongoing in nature and previously approved by the Audit Committee will be reviewed annually. A transaction with a related person reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. The Audit Committee will review and consider all relevant information regarding the transaction, including the impact on a director's independence or a Board committee's composition in the event the related person is a director, as it deems appropriate under the circumstances.

The Audit Committee may approve or ratify the transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of HMS. In connection with approving a transaction with a related person, the Audit Committee may impose any conditions on the transaction that it deems appropriate. All related person transactions will be disclosed in applicable SEC filings to the extent required by the Securities Act of 1933, as amended, and the Exchange Act and related rules and regulations. There have been no transactions with related persons since the beginning of fiscal 2018 reportable pursuant to applicable SEC rules.

Corporate Responsibility and Sustainability

At HMS, we are dedicated to operating responsibly and sustainably. We believe doing so creates long-term value for our business, our shareholders and society.

Priorities	Highlights
People 	**Culture, Training and Development** ▪ We provide our employees continuous, year-round development through e-learning and instructor-led training. We have a catalog of more than 250 courses with programs that focus on leadership skills, emerging technologies, technical training, project management and many more topics. In 2018, our people completed 25,000 hours of training, averaging 10 hours of training per employee. ▪ We have a strong focus on ethics and compliance, promoting and upholding the highest standards of integrity in everything we do. Each year, our employees are required to complete a robust compliance and ethics training program that reinforces our Code of Conduct. We also have a program that encourages our people to step forward and self-report a mistake or compliance issue—and recognizes them for doing so. ▪ A unique aspect of our culture is that everybody has the opportunity to develop new competencies by collaborating with cross-functional teams that advance key company initiatives. Our people take on leadership roles, use existing skills in new ways and acquire new skills in the process. ▪ We monitor employee engagement through annual employee surveys. In 2018, 87% of our employees completed the survey, and we achieved an overall engagement score of 73%. We have seen continued increases in employee engagement every year since 2015. **Gender Equality** ▪ We are committed to gender equality. In fact, more than 50% of our workforce is comprised of women, and our women make up 50% of all our leaders. ▪ Our Women's Opportunity Network helps every woman at HMS feel valued, connected and appreciated, opening new opportunities for women to reach their desired level of personal and professional achievement. Our Women's Opportunity Network offers monthly webcasts that cover such topics as career development, career advancement and ways to increase the impact and contributions of women leaders and influencers. We encourage both women and men to participate in these webcasts. **Supplier Diversity** ▪ We are committed to growing our supplier diversity program. We believe inclusive procurement practices help us create value for our customers and communities. In 2018, 15% of our procurement spend was with diverse suppliers. **Human Rights and Labor Rights** ▪ Our Human Rights and Labor Rights policies underscore our commitment to the protection of human rights around the world and the rights of our employees to work in a safe, healthy and productive workplace and applies to all our employees and contractors, as well as all of our vendors, subcontractors, consultants and any others acting on our behalf, as applicable.
Privacy and Information Security 	Our clients trust us to keep their information—and their customers' information—secure and private. Responsible for the healthcare data of one in three Americans, we undertake or undergo rigorous security practices, processes and certifications to help ensure this data is safe. Our certifications, awards and practices include: ▪ HITRUST certification, the gold standard for managing security in the U.S. healthcare industry ▪ 2018 CSO50 Award winner for our Secure Cloud Infrastructure project, recognizing risk and security excellence ▪ Proactive and mandatory workforce security training throughout the year, including computer-based, role-based, live and event training ▪ Robust threat and vulnerability management program aligned with our business ▪ Business Continuity Management Solution to effectively prepare for and manage any business disruption

Priorities	Highlights
Community 	HMS and our people have made a real difference in the communities where we live and work. Through our HMS Cares program, our people use their talent and expertise to serve those who are most vulnerable in our communities. We empower our people to create a positive impact and support their efforts by providing paid time off to volunteer. In 2018, our employees volunteered more than 3,100 hours in their communities. Here are a few examples of the organizations and causes we support. • **Relieving Hunger** Hunger, poor nutrition and related health issues are realities for many families. That's why we partner with Feeding America's nationwide network of food banks, which feeds 37 million Americans every year. Each November, our people volunteer at their local food banks. We also make annual financial contributions to the North Texas Food Bank and support local food drives across the U.S. • **Special Olympics** Each year, our team in Danvers, Massachusetts, helps host, sponsor and coordinate a number of events in partnership with Special Olympics. For example, we host an annual Bocce Ball tournament, where we play alongside the athletes. Through the power of sports and teamwork, our employees help people with intellectual disabilities achieve their full potential. We inspire their confidence and help them discover new strengths and abilities. • **Disaster Relief** When disaster strikes, we help the American Red Cross bring urgent relief to those who need it most. Through our partnership with this organization, our employees' generous donations—and company match—help operate shelters, deliver food, distribute relief supplies and support disaster health. • **Annual Toy Drive** Each December, our team in Irving, Texas, hosts an annual toy drive for the kids at Children's Medical Center Dallas who won't be able to go home for the holidays. We collect hundreds of toys to do our small part to help lift the kids' spirits, bringing smiles to those who are hospitalized.
Environment 	We are committed to conducting business in an environmentally responsible manner that complies with all applicable legal and regulatory requirements. Our goal is to create and maintain an environmental management system ("EMS") that will raise awareness at all levels of the Company and continually improve our environmental performance. To implement this policy, HMS will: • Maintain an EMS that aligns with ISO 14001 and apply the EMS to all business operations • Ensure our business operations comply with all local, state and federal environmental regulations • Promote energy efficiency in all areas of business activity • Minimize pollution and waste by proactively promoting reduction, reuse, and recycling programs • Ensure our employees and business partners are aware of the environmental impacts of their work activities and inform them of ways to minimize those impacts • Inform our suppliers and contractors of our environmental expectations and give preference to environmentally aware suppliers whenever possible • Make efficient and environmentally responsible use of energy, water and other natural resources • Communicate our environmental performance within the company and to the external community

For more information on our corporate responsibility and sustainability initiatives, please visit our website at www.hms.com/about. Please note that the information presented on our website is not part of our proxy solicitation materials.

DIRECTOR COMPENSATION

The Compensation Committee has the responsibility for recommending to the Board the form and amount of compensation for directors, which are subject to review and adjustment by the Board from time to time. Directors who are employed by HMS do not receive compensation for their service on the Board. Directors who are not our employees (non-employee directors) receive cash and equity-based compensation for their services as a director. All of our directors are reimbursed for reasonable expenses incurred in connection with attendance at meetings of the Board or its committees.

Standard Compensation for Non-Employee Directors

Our standard compensation arrangements for non-employee directors for fiscal 2018 are summarized in the table below. Amounts effective during the periods from January 1, 2018 through October 31, 2018, and November 1, 2018 through December 31, 2018, are shown separately to illustrate certain changes approved by the Board of Directors that became effective on November 1, 2018, as discussed in more detail below. Other than the meeting fees, the amounts shown in the table below are per annum.

Type of Fee	Board/Committee	Amount Effective 1/1/18-10/31/18 ($)	Amount Effective 11/1/18-12/31/18 ($)
Board Cash Retainer[1]	Board Member	60,000	70,000
Committee Chair Cash Retainer[1][2][3]	Audit	20,000	22,500
	Compensation	15,000	20,000
	Compliance and Ethics	15,000	15,000
	Nominating and Governance	15,000	15,000
Committee Member Cash Retainer[1][3]	Audit	7,000	7,500
	Compensation	5,000	7,000
	Compliance and Ethics	5,000	5,000
	Nominating and Governance	5,000	5,000
Additional Cash Retainer[1]	Lead Independent Director	25,000	25,000
Meeting Fees	Per meeting fee for Board meetings in excess of eight during fiscal year; does not include committee meetings	2,000	2,000
Board Equity Retainer[4]	Board Member	165,000	190,000

(1) All cash retainer fees, unless deferred by a director pursuant to the Director Deferred Compensation Plan, are paid in quarterly installments in arrears. Cash retainer fees are pro-rated for partial periods of service.

(2) Committee chair cash retainers are paid in lieu of the respective committee member cash retainer.

(3) Cash retainers for service on any committee established by the Board from time to time other than a standing committee are determined on a case-by-case basis by the Board. For 2018, retainers approved and paid for service on such a committee utilized during a portion of 2018 prior to its termination were $7,507 for the committee chair and $3,753 for each committee member.

(4) The annual equity retainer to non-employee directors is in the form of a substantially equal number of non-qualified stock options and restricted stock units. See "Equity-Based Compensation" below for a discussion of the 2018 annual equity retainer awards.

In October 2018, the Compensation Committee reviewed the design and competitive positioning of our non-employee director compensation program in relation to our peer group. For a discussion regarding our peer group, see "Competitive Pay Position and Peer Group Analyses" under the subsection entitled "Compensation Discussion and Analysis." The peer group analysis included benchmarking data on total director compensation (taking into account our board and committee structure, board leadership structure, and number of meetings held during 2018), as well as pay mix, cash compensation and equity compensation levels, and general practices such as committee chair and member retainers and stock ownership guidelines. With guidance from FW Cook, the Compensation Committee recommended, and the Board approved, certain changes to our non-employee director compensation, effective as of November 1, 2018, as reflected in the table above under the heading "Standard

Compensation for Non-Employee Directors." These changes resulted in our total non-employee director compensation approximating the median level of our peer group companies.

Equity-Based Compensation

Equity compensation provided to our non-employee directors consists of a substantially equal number of stock options and restricted stock units granted pursuant to the 2016 Omnibus Incentive Plan, or 2016 Omnibus Plan. Equity grants to our non-employee directors are effective on the date of the annual meeting of shareholders and vest in full on the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next annual meeting of shareholders, provided that the non-employee director remains a member of our Board through the vesting date. Equity grants for new directors joining the Board are approved by the Compensation Committee at its next meeting following the director's appointment or election, are effective three business days following the date of filing of our next quarterly report on Form 10-Q or annual report on Form 10-K with the SEC, whichever is sooner, and are pro-rated for the director's partial year of service. For 2018, the Board authorized the annual grant for each non-employee director effective as of May 23, 2018, with an aggregate grant date fair value of $165,000. For additional information regarding the 2018 non-employee director equity awards, see "2018 Director Compensation" below.

We are submitting the HMS Holdings Corp. 2019 Omnibus Incentive Plan (the "2019 Omnibus Plan") to the shareholders for approval at the 2019 Annual Meeting. If approved, the 2019 Omnibus Plan will replace and supersede the 2016 Omnibus Plan. For a discussion of the material terms of the 2019 Omnibus Plan, see "Proposal Three: Approval of the 2019 Omnibus Incentive Plan."

Director Compensation Limits

Under the terms of the 2016 Omnibus Plan, and the 2019 Omnibus Plan (if approved by our shareholders), the maximum number of shares subject to awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, is limited to $500,000 in total value (calculating the value of any such awards based on the grant date fair value of such award for financial reporting purposes). The Compensation Committee may make exceptions to this limit for a non-executive chair of the Board or, in extraordinary circumstances, for other individual non-employee directors, as the Committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Deferred Compensation

Each of our non-employee directors is eligible to participate in our Director Deferred Compensation Plan, under which the non-employee director may elect annually to defer payment of all or a portion of his or her cash retainer fees and annual restricted stock unit grants until the termination of his or her service as a member of the Board. The amount of any cash compensation deferred by a non-employee director is converted into a number of deferred stock units, determined based upon the closing price of our common stock on the Nasdaq Global Select Market on the date such fees would otherwise have been payable, and credited to a deferred compensation account maintained in his or her name. Any restricted stock units that are deferred by a non-employee director are credited to the non-employee director's account in the form of deferred stock units on a share-for-share basis on the date such restricted stock units would otherwise have been payable. The account will be credited with additional deferred stock units on the payment date for any dividends declared on our common stock, calculated based on the closing price of our common stock on the payment date. On the tenth business day of January of the year following a director's termination of service for any reason, the amounts accumulated in the deferred compensation account will be paid in a lump sum in shares of our common stock under the 2016 Omnibus Plan (or, for payment of deferred compensation accounts after May 22, 2019, under the 2019 Omnibus Plan if approved by the shareholders at the 2019 Annual Meeting) equal to the number of whole deferred stock units in the account and cash in lieu of any fractional shares.

The following table sets forth the number of deferred stock units credited to the accounts of our non-employee directors as of December 31, 2018.

Name	Deferred Stock Units (#)
Mr. Becker	23,112
Mr. Callen	31,152
Mr. Miller	4,058
Ms. Rudnick	20,012
Mr. Schwartz	34,300
Mr. Stowe	73,806
Ms. Tellez	57,379

Stock Ownership Guidelines for Non-Employee Directors

The Board has established significant stock ownership guidelines for our non-employee directors to encourage non-employee directors to own and hold a meaningful ownership stake in HMS in order to further align their interests and actions with the interests of HMS and its shareholders. Our non-employee directors are required to own shares of HMS common stock equal in value to at least five times their annual cash retainer. For purposes of satisfying these guidelines, a non-employee director's shares owned outright, directly or indirectly, restricted stock and restricted stock units, whether or not vested, and deferred stock units are counted in determining the non-employee director's stock ownership. Each non-employee director is required to achieve his or her respective ownership guidelines within five years after election to the Board, or in the case of non-employee directors serving at the time the guidelines were adopted (July 28, 2016), within five years of the date of adoption. To mitigate the impact of stock price fluctuation, the number of shares required to be held by each non-employee director to satisfy the guidelines remains fixed through December 1, 2019, based on the annual cash retainer in effect, and the closing price of our common stock, on December 1, 2016. The Compensation Committee monitors compliance with these guidelines on an annual basis.

The following graph summarizes the stock ownership of each of our non-employee directors as of December 1, 2018, as a multiple of the annual cash retainer in effect as of December 1, 2016, and the average closing price of our common stock for the month of November 2016, of $18.71 per share, pursuant to our Stock Ownership Guidelines.


Stock Ownership as of December 1, 2018
Mr. Becker
5X
8X
Mr. Callen
5X
15X
Mr. Miller
5X
52X
Ms. Rudnick
5X
22X
Mr. Schwartz
5X
20X
Mr. Stowe
5X
30X
Ms. Tellez
5X
17X
Required
Actual(1)

(1) Rounded down to the nearest multiple

2018 Director Compensation

The following table sets forth compensation earned by each of our non-employee directors for services as a director during fiscal 2018.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2][3] ($)	Option Awards[2][4] ($)	Total ($)
Robert Becker	79,750	113,727	51,264	244,741
Craig R. Callen	85,507	113,727	51,264	250,498
William F. Miller III	76,420	113,727	51,264	241,411
Ellen A. Rudnick	98,083	113,727	51,264	263,074
Bart M. Schwartz	94,750	113,727	51,264	259,741
Richard H. Stowe	117,253	113,727	51,264	282,244
Cora M. Tellez	95,083	113,727	51,264	260,074

(1) The amounts in this column include (a) fees paid in cash to each non-employee director and (b) the value of fully vested deferred stock units received under our Director Deferred Compensation Plan in lieu of all or a specified portion of the non-employee director's cash retainer fees, calculated based on the fair market value of the underlying shares on the dates the cash retainer fees would otherwise have been paid. The aggregate number of deferred stock units credited to non-employee directors in lieu of all or a specified portion of the non-employee director's cash retainer fees for 2018, pursuant to each director's election, and the aggregate fair market value (calculated as of the date the units were credited to the non-employee director) of such deferred stock units are shown in Figure 1 below.

(2) The number of outstanding stock options and unvested restricted stock units, whether or not deferred under the Director Deferred Compensation Plan, held by the non-employee directors as of December 31, 2018 is shown in Figure 2 below.

(3) The amounts in this column represent the grant date fair value of the restricted stock units granted to the non-employee directors during fiscal 2018, whether or not deferred, computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations may be found in Note 1 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018. The number of restricted stock units granted to each non-employee director during fiscal 2018 and the number of such restricted stock units that were deferred under our Director Deferred Compensation Plan, pursuant to each director's election, are shown in Figure 3 below. The restricted stock units granted on May 23, 2018, whether or not deferred, vest in full on the earlier of (a) the first anniversary of the date of grant or (b) the date of the Company's 2019 Annual Meeting. Vesting is subject to continued service on the Board through the vesting date.

(4) The amounts in this column represent the grant date fair value of the nonqualified stock options granted to the non-employee directors during fiscal 2018, computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations may be found in Note 1 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018. The number of nonqualified stock options granted to each non-employee director during fiscal 2018 is shown in Figure 3 below. The stock options granted on May 23, 2018 vest in full on the earlier of (a) the first anniversary of the date of grant or (b) the date of the Company's 2019 Annual Meeting. Vesting is subject to continued service on the Board through the vesting date.

(Figure 1) Deferred Stock Units Received in Lieu of Cash During Fiscal 2018

Name	Deferred Stock Units Received in Lieu of 2018 Cash Compensation (#)	Aggregate Grant Date Fair Market Value ($)
Mr. Schwartz	2,004	47,354
Mr. Stowe	4,942	117,258
Ms. Tellez	4,022	95,106

(Figure 2) Outstanding Stock Options and Unvested Restricted Stock Units at December 31, 2018

Name	Outstanding Stock Options (#)	Unvested Restricted Stock Units (#)
Mr. Becker	23,111	5,368
Mr. Callen	31,151	5,368
Mr. Miller	33,740	5,368
Ms. Rudnick	16,784	5,368
Mr. Schwartz	33,740	5,368
Mr. Stowe	33,740	5,368
Ms. Tellez	5,467	5,368

(Figure 3) Stock Options and Restricted Stock Units Granted During Fiscal 2018

Name	Nonqualified Stock Options Granted[1] (#)	Restricted Stock Units Granted[2] (#)
Mr. Becker	5,367	5,368
Mr. Callen	5,367	5,368
Mr. Miller	5,367	5,368
Ms. Rudnick	5,367	5,368
Mr. Schwartz	5,367	5,368
Mr. Stowe	5,367	5,368
Ms. Tellez	5,367	5,368

(1)   The amounts shown represent the number of nonqualified stock options granted to each non-employee director on May 23, 2018, the date of our 2018 annual meeting of shareholders.

(2)   The amounts shown represent the number of restricted stock units granted to each non-employee director on May 23, 2018. Messrs. Becker, Callen and Stowe and Ms. Tellez elected to defer 100% of the restricted stock units granted, and Ms. Rudnick and Mr. Schwartz elected to defer 50% of the restricted stock units granted, pursuant to the Director Deferred Compensation Plan.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to each person who currently serves as one of our executive officers as of the date of this Proxy Statement. Our executive officers are elected annually by our Board and generally serve at the discretion of our Board. There are no arrangements or understandings between any of our executive officers and any other person pursuant to which they were selected as an officer. None of our directors or executive officers are related to any other director or executive officer of HMS or any of its subsidiaries by blood, marriage or adoption.

Name	Age	Position
William C. Lucia	61	Chairman, President and Chief Executive Officer
David A. Alexander	39	Senior Vice President, Chief Human Resources and Chief Compliance Officer
Meredith W. Bjorck	43	Executive Vice President, Chief Legal Officer and Corporate Secretary
Emmet W. O'Gara	50	Group President, Total Population Management
Maria E. Perrin	55	Senior Vice President, Chief Marketing and Strategy Officer
Jeffrey S. Sherman	53	Executive Vice President, Chief Financial Officer and Treasurer
Jacob J. Sims	38	Senior Vice President, Chief Technology Officer
Tracy A. South	60	Executive Vice President, Chief Administrative Officer
Douglas M. Williams Jr.	60	Executive Vice President, Chief Operating Officer

The principal occupations for the last five years, as well as certain other biographical information, for each of our current executive officers who are not directors are set forth below. See "Class I Directors (Continuing Members of the Board)" above for biographical information for Mr. Lucia.

David A. Alexander



Mr. Alexander has served as our Senior Vice President, Chief Human Resources and Chief Compliance Officer, since January 2019, with responsibility for overseeing the Company's human resources organization and all aspects of the Company's corporate compliance and ethics program. From April 2016 to January 2019, he served as our Vice President, Chief Compliance and Ethics Officer. Prior to joining HMS, Mr. Alexander served in various roles at Alcon Labs Inc., a global eye care provider, including as head of compliance for the United States and Canada from September 2013 to April 2016, and as Director, Global Integrity & Compliance from November 2011 to September 2013. During his tenure at Alcon, Mr. Alexander supported Alcon's pharmaceutical and medical device business units, as well as global research and development. Prior to joining Alcon, Mr. Alexander was an attorney at Pfizer, Inc. and the law firms of DLA Piper US LLP and Hughes & Luce, LLP.

Meredith W. Bjorck



Ms. Bjorck has served as our Executive Vice President, Chief Legal Officer and Corporate Secretary since February 2019, and served as our Executive Vice President, General Counsel and Corporate Secretary from April 2016 until February 2019. Ms. Bjorck previously served as Senior Vice President, General Counsel and Corporate Secretary for Tuesday Morning Corporation, a national off-price retailer, from January 2013 to March 2016. From April 2008 until January 2013, Ms. Bjorck served in various capacities for CEC Entertainment, Inc., an international restaurant chain, including as Deputy General Counsel, Chief Compliance Officer and Corporate Secretary. Prior to joining CEC Entertainment, Ms. Bjorck was an attorney at Fulbright & Jaworski L.L.P. (now Norton Rose Fulbright) and Vinson & Elkins L.L.P., where she specialized in corporate securities and mergers and acquisitions.

Emmet W. O'Gara



Mr. O'Gara has served as our Group President, Total Population Management (TPM) since February 2019, and served as our Executive Vice President, TPM, from January 2018 until February 2019, with responsibility for overseeing all aspects of the Company's TPM business, including product innovation and growth, delivery, engineering and development. He brings more than 25 years of experience in the healthcare payer, provider, and employer markets. Prior to joining HMS, Mr. O'Gara served as Senior Vice President and Chief Revenue Officer of Cota Healthcare, a healthcare data and analytics company, from August 2017 to December 2017. From September 2009 through July 2017, he served as Senior Vice President and General Manager of Payer and Provider Solutions at MedeAnalytics, a leading healthcare analytics company. During his eight-year tenure, Mr. O'Gara drove new sales, expanded existing accounts, and accelerated revenue growth. Mr. O'Gara has also held key leadership roles at Blue Cross Blue Shield of Massachusetts, Accenture Consulting, and Cigna Healthcare.

Maria E. Perrin



Ms. Perrin has served as our Senior Vice President, Chief Marketing and Strategy Officer since January 2019, with responsibility for the Company's strategy and roadmap, and the vision and execution of our marketing and government relations functions. Ms. Perrin rejoined HMS in 2019, after serving in various executive leadership roles at HMS from 2007 through 2014. Prior to her current role, she was founding Principal at Gide Public Affairs from September 2014 to December 2018, where she served as a strategy consultant to companies and government agencies in the healthcare, technology and consumer products sectors. Ms. Perrin served as HMS's Executive Vice President, Chief Marketing Officer from January 2013 to February 2014. From September 2011 to January 2013, she served as Chief Business Officer, and from March 2009 to September 2011, she served as Executive Vice President of Government Services. Prior to her previous tenure at HMS, Ms. Perrin held senior leadership roles at Performant Financial Corporation, Bestfoods and Nissan Motor Corporation.

Jeffrey S. Sherman



Mr. Sherman has served as our Executive Vice President, Chief Financial Officer and Treasurer since September 2014, and is also responsible for corporate development, investor relations and risk management. Mr. Sherman has over 25 years of experience in healthcare operations, strategic planning and financial performance in senior financial executive positions. Prior to joining HMS, Mr. Sherman served as Executive Vice President and Chief Financial Officer of AccentCare, a healthcare delivery organization, from September 2013 to August 2014. From April 2009 to September 2013, he served as Executive Vice President and Chief Financial Officer of Lifepoint Hospitals, Inc. From September 2005 until April 2009, Mr. Sherman served as Vice President and Treasurer of Tenet Healthcare, where he managed all aspects of corporate finance, including cash flow management and capital structure, and was also responsible for risk management. From 1990 to September 2005, Mr. Sherman served in various capacities for Tenet Healthcare and its predecessor company, including as a hospital chief financial officer and regional vice president.

Jacob J. Sims



Mr. Sims has served as our Senior Vice President, Chief Technology Officer, since April 2018, and is responsible for all aspects of our information technology and security, including IT infrastructure, development and execution of our technology strategy and roadmap, evolution of data science and advanced analytics, development of new product and capabilities, service platforms, and IT security. Mr. Sims has significant experience leading large-scale healthcare IT organizations and specializes in transformative initiatives and data-centric product cultivation. Prior to joining HMS, Mr. Sims served as Chief Technology Officer and Interim Head of Product for WebMD Health Services, a provider of health information services, from July 2016 to April 2018. From July 2014 to July 2016, Mr. Sims served as Vice President of Development and Technology of Premise Health, a direct healthcare access provider, and from April 2013 to July 2014, he served as Vice President of Development and Technology for CHS Onsite, a provider of medical management services. Prior to CHS Onsite, Mr. Sims held leadership positions at Xerox, Inc. and CredenceHealth, Inc.

Tracy A. South



Ms. South has served as our Executive Vice President, Chief Administrative Officer since January 2019, with responsibility for facilities, real estate and mergers and acquisitions integration, a key part of our growth strategy, as well as leading the cultural transformation and sustainability. Ms. South served as our Executive Vice President, Human Resources and Chief Administrative Officer from May 2014 through January 2019, and as our Senior Vice President of Human Resources from December 2011 to May 2014. In her HR roles, Ms. South oversaw all aspects of HR, including talent acquisition and management, human resource information services, compensation and benefits, learning and development, HR business partnership and organizational development. From 2003 to 2011, Ms. South served as the Senior Vice President, Chief Human Resources Officer at Mosaic Sales Solutions, a privately-held full-service marketing agency in Irving, Texas. During her tenure at Mosaic, she built the company's North America Human Resources department, focusing on attracting and training a dispersed workforce of over 10,000 employees hired to represent world class brands at retail, in the community and online. Ms. South has also served in HR leadership roles at Tenet Healthcare and Aetna US Healthcare.

Douglas M. Williams Jr.



Mr. Williams has served as our Executive Vice President, Chief Operating Officer since February 2019, with responsibility for all aspects of our coordination of benefits and payment integrity businesses, including product innovation and growth, delivery and development, and enterprise operations, as well as leading sales, account management and advisory services for all of our markets. Mr. Williams served as our President, Markets and Product from December 2016 until February 2018. From January 2015 to December 2016, Mr. Williams served as our Division President of Markets with responsibility for leading the state and federal government and commercial markets, sales and marketing. From December 2013 to January 2015, he served as our Division President of Commercial Solutions, responsible for leading our commercial product and business development strategy. Mr. Williams has over 30 years of experience in healthcare information technology, sales, general management and operations with a strong focus in healthcare consulting. Prior to joining HMS, Mr. Williams served as Chief Information Officer of Aveta Inc. (now part of Optum, Inc.), a provider of managed healthcare services, from 2010 to 2013.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A"), describes our 2018 executive compensation program and certain actions with respect to our 2018 executive compensation program and should be read in conjunction with the compensation tables that follow this CD&A. In particular, this CD&A explains how the Compensation Committee of the Board made its compensation decisions for our named executive officers for fiscal 2018.

For 2018, our named executive officers are:

- **William C. Lucia**, *Chairman, President and Chief Executive Officer ("CEO")*
- **Jeffrey S. Sherman**, *Executive Vice President, Chief Financial Officer and Treasurer*
- **Emmet W. O'Gara**, *Group President, Total Population Management*
- **Douglas M. Williams Jr.**, *Executive Vice President, Chief Operating Officer*
- **K. Semone Neuman**, *Former Executive Vice President, Coordination of Benefits*

Ms. Neuman resigned from her position as Executive Vice President, Coordination of Benefits, on January 9, 2019.

This CD&A is organized into the following sections:

Section	Page
Executive Summary	36
Shareholder Outreach Regarding Executive Compensation	39
2018 Say-on-Pay Vote	40
Philosophy, Objectives and Principles of Our Executive Compensation Program	41
How We Determine Executive Compensation	42
2018 Executive Compensation Program	45
Other Pay Policies and Practices	54
Early 2019 Compensation Actions	56

Executive Summary

2018 FINANCIAL PERFORMANCE OVERVIEW

Our full year 2018 financial performance included record revenue and solid growth in net income, adjusted EBITDA and adjusted EPS.

The following is an overview of our financial performance for the year ended December 31, 2018.

- **Revenue.** Our total revenue **grew 14.8 percent to a record $598.3 million** from $521.2 million in 2017. 2018 revenue included $8.4 million in the first quarter related to a reversal of our reserve liability for open or pending Medicare RAC appeals following expiration of the original Medicare RAC contract on January 31, 2018 (the "Reserve Release"). 2018 revenue also included $51.9 million in revenue from our Eliza subsidiary, compared to $30.5 million in the prior year following our acquisition of Eliza in April 2017. We estimate that, from January 1, 2017 to the acquisition date, the Eliza business generated approximately $12.6 million in revenue that has not been included in our operating results.

- **Net income.** Our net income **grew 37.2 percent to $55.0 million** or $0.64 per diluted share in 2018 from $40.1 million or $0.47 per diluted share in 2017. Net income for 2018 included $0.05 per diluted share related to the Reserve Release in the first quarter of 2018 and discrete tax benefits recorded in the third and fourth quarters totaling $0.19 per diluted share. Net income for 2017 included a non-cash tax benefit of $0.40 per diluted share, due to the revaluation of the Company's deferred tax balances pursuant to the corporate tax rate deduction included in federal tax legislation enacted in December 2017.

▪ **Adjusted EBITDA.** Our earnings before interest, income taxes, depreciation and amortization, stock-based compensation and non-recurring legal expense ("adjusted EBITDA") **grew 30.2 percent to a record $162.3 million** from $124.6 million in 2017. Adjusted EBITDA for 2018 included $6.3 million related to the Reserve Release in the first quarter of 2018.

▪ **Adjusted EPS.** Our adjusted earnings per diluted share ("adjusted EPS") **grew to $1.28 per diluted share** from $1.11 per diluted share in 2017. Excluding the discrete tax benefits in both years referenced above under the heading "Net income" and the Reserve Release benefit in the first quarter of 2018, adjusted EPS for 2018 was $1.04 per diluted share compared to $0.71 per diluted share for 2017 (a 46.5 percent increase).

▪ **Stock Price.** Our stock price **increased by 66.0 percent for the one-year period ended December 31, 2018**, from $16.95 per share on December 29, 2017, the last trading day in 2017, to $28.13 per share.

A reconciliation of the non-GAAP financial measures (adjusted EBITDA and adjusted EPS) to the most directly comparable GAAP measures is set forth on ANNEX A of this Proxy Statement.

2018 BUSINESS AND STRATEGY HIGHLIGHTS

In 2018, we executed on a number of strategic initiatives. Our business and strategy highlights for 2018 include the following:

▪ **Expanding the scope of our relationship with existing customers and adding new ones.** As we develop new solutions, HMS's expansive customer base provides a large growth opportunity for our company. As well, there remain government health agencies, commercial health plans and employers that are not current HMS customers and could benefit from our services. In 2018, our sales and account management team sought and secured opportunities to both expand our current customers' scope of services and provide services to new ones. In addition, HMS leveraged our 2017 acquisition of Eliza to continue cross-selling HMS services to existing Eliza customers and vice versa.

▪ **Exploring expansion into additional market segments.** In 2018, we identified the self-insured Employer market as one into which we could deliver more value. We secured opportunities to scale many of HMS's solutions so they could benefit smaller groups represented by at-risk employers. In addition, our consumer outreach and engagement solutions were adopted by pharmacy chains, and our Coordination of Benefits technology was successfully deployed in health insurance marketplaces.

▪ **Introducing new products and services.** Our efforts to organically expand the solutions available to existing and new market segments continued in 2018. A key component technology within our Total Population Management solution, Elli is HMS's risk intelligence tool that delivers population analytics and individual member profiles to manage rising risk members. Early customer adoption of Elli in 2018 included a state Medicaid agency and a commercial health plan who use it to improve member health and reduce costs. We also developed a Coordination of Benefits solution that provides member coverage information in near real-time, moving cost avoidance further upstream. This technology was successfully piloted with one stakeholder throughout 2018 and was deployed to a variety of state and federal health insurance exchanges.

▪ **Utilizing big data.** We continued executing our multi-year initiative to consolidate the various datasets that enter the HMS environment—including client and carrier eligibility, paid claims, and member and provider demographic information. Those efforts have increased our progress towards a more nimble data processing environment in which one data feed can fuel multiple HMS products.

▪ **Promoting automation and innovation to improve the efficiency and effectiveness of our services.** In 2018, we continued to deploy technology and process improvements that increased efficiency, augmented results, bolstered accuracy and reduced cost. Our use of machine learning, natural language processing and other advanced technology applications has improved our claims selection process and automated operational steps in our Coordination of Benefits and Payment Integrity service lines.

- **Prudent deployment of capital.** In 2018, we continued to focus on allocating capital resources to enhance our product capabilities and IT infrastructure, while actively assessing potential acquisition targets to bolster our market position, fill or augment product and technology gaps in our solution suites, and expand access to existing and new market segments. In addition, we returned approximately $6.0 million to our shareholders through share repurchases in 2018.

KEY 2018 COMPENSATION ACTIONS

The following highlights key actions taken by the Compensation Committee with respect to our executive compensation program for 2018. These changes were made with the advice of the Compensation Committee's independent consultant, FW Cook (see "Role of the Independent Compensation Consultant" below), based on a review of executive compensation trends and best practices, the results of our say-on-pay vote at our 2017 annual meeting of shareholders and feedback from our shareholders during 2017.

Summary of Key 2018 Compensation Actions	
Annual Base Salary	In February 2018 following its annual review of executive compensation, the Compensation Committee approved modest increases of 3% in the annual base salaries of three of our named executive officers, excluding the CEO, effective February 26, 2018. Each of the executives receiving increases for 2018 had not received any increase in the prior year. Additional information regarding these actions is included below under the heading "2018 Annual Base Salary Changes."
NEO Employment Agreements	In February 2018, the Compensation Committee recommended that the Board approve an amendment to the employment agreement with Mr. Lucia to extend the term for an additional three years. In addition, the Compensation Committee approved a new form of employment agreement for our executive officers, including our named executive officers, to update the standardized terms of employment consistent with best practices. Additional information regarding these actions is included below under the heading "Executive Employment Agreements."
Short-Term Incentive Plan Design and Target Opportunity	In the first quarter of 2018, the Compensation Committee established the 2018 Short-Term Incentive Plan ("2018 STIP") for eligible employees, including our named executive officers. The 2018 STIP is substantially similar to the 2017 short-term incentive plan, except that the payout curves were modified to pay less for threshold performance, with a corresponding change to the above target slope of the curve, and to eliminate the plateau for target level funding. The Committee believes that these actions are aligned with our shareholders' interests and enhance the pay-for-performance orientation of the program by further encouraging target and above target performance. Additional information regarding the 2018 STIP is included under the heading "Annual Short-Term Incentive Compensation."
Long-Term Incentive Awards	In 2018, based on the results of the say-on-pay vote at our 2017 annual meeting of shareholders and the feedback from our shareholders during 2017, the Compensation Committee changed the design of our long-term incentive awards for 2018. The Compensation Committee introduced premium-priced stock options as the performance-based component of the long-term incentive program for 2018, comprising 50% of the value of the annual long-term incentive awards granted to the named executive officers. The Committee established the exercise price of the options at 15% above the closing price of our common stock on the date of grant, requiring our executives to deliver a significant return to investors (greater than 15%) before the executives can benefit from their stock options. The Committee believes that premium-priced stock options strongly support our objective of ensuring that pay is aligned with increasing shareholder value and encouraging stock ownership, while also fostering retention. The options vest ratably over three years, subject to continued employment with the Company. Additional information regarding the 2018 long-term incentives is included under the heading "Annual Long-Term Incentive Compensation."

KEY COMPENSATION PRACTICES AND GOVERNANCE FEATURES

Our executive compensation program reflects a number of best practices used by the Compensation Committee and the Board.

What We Do	What We Don't Do
Pay-for-Performance. Payment of a significant amount of our executives' total direct compensation is contingent upon satisfaction of certain pre-determined financial and non-financial objectives.	**No Repricing.** We have not reduced the exercise price, repriced or provided cash payment for underwater stock options.
Annual Say-on-Pay Votes. We have annual say-on-pay votes.	**No Hedging or Pledging.** We do not permit pledging of our securities as collateral for a loan or entering into hedging and derivative transactions with respect to our securities by employees or directors.
Independent Compensation Consultant. The Compensation Committee retains a compensation consultant that is independent from management to provide advice to the Committee on executive and director compensation, as well as other compensation and benefits matters.	**No Evergreen Equity Plans.** Our equity plan does not permit evergreen share authorizations or liberal share recycling.
Robust Stock Ownership Guidelines. Our CEO is required to hold five times his base salary in our common stock and all other executive officers are required to hold two times their base salary in our common stock, aligning the executive officer's interests with those of our shareholders and mitigating the risk of focusing only on short-term goals.	**No Pensions or Supplemental Executive Retirement Plans.** We only provide retirement benefits to executives that are generally available to all other employees.
Compensation Recovery (Clawback Policy). We are permitted to recover from any of HMS's current or former executive officers any incentive bonus and equity compensation gains attributable to such executive officer's misconduct occurring after January 1, 2015, that causes a subsequent restatement of our financial statements.	**No Change-in-Control-Related Excise Tax Gross-ups.** We do not include change-in-control excise tax gross-up provisions in employment agreements.
Employment Agreements. Each of our executive officers has entered into an employment agreement and restrictive covenant agreement with HMS.	**No Single Trigger Change-in-Control Compensation.** We provide double trigger change-in-control compensation.
CEO Compensation. All of our independent directors as a group approve the compensation of our CEO, taking into account the recommendation of the Compensation Committee.	**No Excessive Perquisites.** We offer limited executive perquisites in order to attract and retain top executive talent and to maintain competitiveness.

Shareholder Outreach Regarding Executive Compensation

2017 SHAREHOLDER OUTREACH

At our 2017 annual meeting of shareholders, approximately 70% of the votes cast on the say-on-pay proposal were voted in favor of our 2016 executive compensation program described in our 2017 Proxy Statement, which was substantially lower than the favorable vote in the previous five years, in which more than 97% of the votes cast were voted in favor of the say-on-pay proposal in each year. In order to understand the change in our shareholders' views on our executive compensation program, in the early summer months of 2017, we reached out to a number of our largest institutional shareholders to solicit their points of view on topics of importance to them, including executive compensation matters. The results our conversations with the institutional shareholders who participated were summarized and presented to the Nominating and Governance Committee and the Compensation Committee, as appropriate, and ultimately the Board. Our shareholders provided constructive feedback related to our executive compensation program. We highly value the opinions of our shareholders, and the insight gained through our engagement process regarding our shareholders' views of our executive compensation program contributed to the Compensation Committee's decision-making process for 2018.

Short-Term Incentive Program

With respect to our short-term incentive plan, we heard from our shareholders that short-term incentive targets should be set rigorously, and we agree with this view. Our financial performance targets under our 2017 and 2018 short-term incentive plans were set higher than our prior year actual results under the 2016 and 2017 short term incentive plans, respectively, across all financial performance metrics. See "Annual Short-Term Incentive Compensation" for a discussion of the financial performance metrics and targets under the 2018 STIP.

Long-Term Incentive Program

With respect to our long-term incentive program, we received constructive feedback from some of our large shareholders related to the ability to achieve performance targets in multiple years under our long-term incentive program. In consideration of the views expressed by our shareholders, to eliminate the ability to achieve performance targets in multiple years, the Compensation Committee introduced premium-priced stock options as the performance-based component of the long-term incentive program for 2018, comprising 50% of the value of the annual long-term incentive awards granted to the named executive officers. The Committee established the exercise price of the options at 15% above the closing price of our common stock on the date of grant, requiring our executives to deliver a significant return to investors (greater than 15%) before the executives can benefit from their stock options. The Compensation Committee believes that premium-priced stock options strongly support our objective of ensuring that pay is aligned with increasing shareholder value and encouraging stock ownership, while also fostering retention. The options vest ratably over three years, subject to continued employment with the Company, and have a ten-year term. Additional information regarding the 2018 long-term incentive awards is included under the heading "2018 Annual Long-Term Incentive Compensation."

2018 SHAREHOLDER OUTREACH

To continue our commitment to engage with our shareholders annually to hear their views on our executive compensation program and other corporate governance topics, in the spring of 2018, our executives from Finance, Human Resources and Legal reached out to the corporate governance representatives of our 25 largest institutional shareholders, representing approximately 74% of our outstanding shares, to solicit their points of view on these topics. While our shareholder outreach program is primarily a function of management, Mr. Stowe, as our Lead Independent Director and Chair of the Compensation Committee, as well as each of the other committee Chairs, including Ms. Rudnick, Mr. Schwartz and Ms. Tellez, were available to participate in those conversations at the invitation of our shareholders. The results of our conversations on executive compensation with the institutional shareholders who participated were summarized and presented to the Compensation Committee and the Board.

We believe that shareholder engagement is fundamental to maintaining strong compensation and governance practices and highly value the variety of perspectives of our shareholders, which strengthen our understanding of their interests. As our shareholders' views and market practices on executive compensation evolve, the Compensation Committee will continue to evaluate and, if needed, make changes to our executive compensation program, ensuring that the program continues to reflect our pay-for-performance compensation philosophy and objectives. Shareholders can communicate with us at any time throughout the year. See "Shareholder Communication with the Board of Directors" for additional information.

2018 Say-on-Pay Vote

At our 2018 annual meeting of shareholders, approximately 87% of the votes cast on the say-on-pay proposal were voted in favor of our 2017 executive compensation program described in our 2018 Proxy Statement (the "2018 Say-on-Pay Vote"), up from 70% of the votes cast on the say-on-pay proposal in the prior year. Because our executive compensation program for fiscal 2018 was established prior to our 2018 Say-on-Pay Vote, the Compensation Committee made decisions for 2018 based in part on the results of our 2017 Say-on-Pay Vote and our shareholder outreach in 2017 as described above. The Compensation Committee will continue to consider the outcome of HMS's say-on-pay votes when making future compensation decisions for executive officers.

Philosophy, Objectives and Principles of our Executive Compensation Program

Our mission is to make the healthcare system work better for everyone. In order to support that mission and Board-approved strategic objectives, while providing adequate returns to our shareholders, we must compete for, attract, develop, motivate and retain top quality executive talent at the corporate and operating business unit levels during periods of both favorable and unfavorable business conditions.

Our executive compensation program is a critical management tool in achieving these objectives. "Pay-for-performance" is the underlying philosophy for our executive compensation program. The program is designed and administered to:

- reward performance that drives the achievement of our short and long-term goals;

- align the interests of our senior executives with the interests of our shareholders, thus rewarding individual and team achievements that contribute to the attainment of our business goals;

- attract, develop, motivate and retain high-performing senior executives by providing a balance of total compensation opportunities, including salary and short and long-term incentives that are competitive with similarly situated companies and reflective of our performance; and

- motivate our senior executives to pursue objectives that create long-term shareholder value and discourage behavior that could lead to excessive risk, by balancing our fixed and at-risk pay (both short and long-term incentives) and choosing multiple financial metrics for our short and long-term incentives.

PAY-FOR-PERFORMANCE

We design our compensation programs to make a meaningful amount of target total direct compensation (salary, plus target annual incentive compensation, plus target annual long-term incentive compensation) dependent on the achievement of performance objectives.

In the chart that follows, we compare the aggregate target total direct compensation for our CEO for the last three fiscal years to the aggregate compensation for the last three fiscal years that had been earned or that may be considered realizable (based on the methodology described below) as of December 31, 2018. The chart illustrates that our annual and long-term incentive programs over the past three fiscal years have been designed to make a meaningful amount of our CEO's target total direct compensation dependent on the achievement of corporate performance objectives and increasing shareholder return. This has resulted in realizable compensation over the three-year period that is higher than the aggregate target level compensation, which is reflective of the alignment with shareholder value creation over the same period. Our cumulative total shareholder return ("TSR") for the three years ended December 31, 2018 was 128%.



(1) "Target Level Compensation" equals the sum of (i) annual base salary in effect on December 31 of each of the last three fiscal years, (ii) the target value of short-term cash incentive awards for each of the last three fiscal years and (iii) stock awards and option awards granted in each of the last three fiscal years valued at the grant date fair value, the same value at which such awards are required to be reflected in the Summary Compensation Table included in this Proxy Statement, under applicable SEC regulations. Target Level Compensation does not include amounts under All Other Compensation in the Summary Compensation Table.

(2) "Realizable Compensation" equals the sum of (i) annual base salary in effect on December 31 of each of the last three fiscal years, (ii) actual short-term cash incentive awards earned in each of the last three fiscal years, as reflected in the Summary Compensation Table included in this Proxy Statement, (iii) the value as of their vesting date of any portion of stock awards granted in each of the last three fiscal years that vested prior to December 31, 2018, (iv) an assumed realizable value for any portion of stock awards granted in each of the last three fiscal years that remained unvested on December 31, 2018, based on the closing market price per share of our common stock on December 31, 2018, of $28.13 per share and (v) the intrinsic value of option awards granted during fiscal 2016, 2017 and 2018 based on the difference between the option exercise prices of $13.94 per share, $19.04 per share and $19.48 per share, respectively, and the closing market price per share of our common stock on December 31, 2018 of $28.13 per share. All performance-based stock awards and option awards granted during the relevant 3-year period have met the respective performance criteria and are considered earned, subject to continued vesting requirements as applicable. The value that may be realized by our CEO on such stock awards and option awards in the future, if any, will depend on the extent to which the stock awards and option awards vest, the market price of our common stock on the vesting date for stock awards and the extent to which there is appreciation in the market price of our common stock over the respective exercise price per share of stock options at the time such options are exercised.

How We Determine Executive Compensation

ROLE OF SHAREHOLDERS

As discussed above under "Shareholder Outreach Regarding Executive Compensation," in 2017 and 2018 we reached out to a number of our largest institutional shareholders to solicit their points of view on topics of importance to them, including executive compensation matters. We are committed to continuing our engagement with our shareholders from time to time on matters of executive compensation and corporate governance. As our shareholders' views and market practices on executive compensation evolve, the Compensation Committee will continue to evaluate and, if needed, make changes to our executive compensation program, ensuring that the program continues to reflect our pay-for-performance compensation philosophy and objectives.

ROLE OF MANAGEMENT

Our CEO, together with our Chief Financial Officer and head of Human Resources, develop recommendations regarding the design of our executive compensation program. In addition, they are involved in setting the financial and strategic objectives that, subject to the approval of the Board and the Compensation Committee, are used as the performance measures for the short and long-term incentive plans. Both the CEO and the Chief Financial Officer provide the Compensation Committee with information relevant to determining the achievement of financial and non-financial performance objectives and related funding levels under our short-term cash incentive plan. Also, as part of its review process in determining executive compensation, the Compensation Committee receives from our CEO an assessment of each other executive officer's performance and compensation recommendations for such officer, including base salary and short and long-term incentives.

ROLE OF THE COMPENSATION COMMITTEE

Our executive compensation program is administered by the Compensation Committee, which is composed entirely of independent directors. The Compensation Committee is responsible for designing our executive compensation program, including each element of the program, and determining and approving total executive remuneration. Each year, the Compensation Committee reviews a competitive analysis and assessment of the compensation provided to executive officers and approves executive compensation based on this review, as well as an evaluation of recommendations presented by our CEO with respect to the other executive officers and the advice of FW Cook. Our CEO does not participate in the Compensation Committee's deliberations or decisions with regard to his own compensation, and the Compensation Committee's decisions with respect to our CEO's compensation are reviewed and approved by the independent members of the Board as a group.

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee is authorized to engage its own independent advisors to assist in carrying out its responsibilities. The Compensation Committee has retained FW Cook as its independent compensation consultant. Representatives of FW Cook regularly attend Compensation Committee meetings and communicate with the Chair of the Compensation Committee outside of meetings. FW Cook reports directly to the Compensation Committee and the Compensation Committee oversees the fees paid for its services. FW Cook provides the Compensation Committee with independent and objective guidance on a variety of matters related to our executive and director compensation programs and general compensation and benefits matters. In addition, FW Cook provides objective guidance regarding management's executive compensation recommendations, with the instruction that FW Cook is to advise the Compensation Committee independent of management and to provide such advice for the benefit of HMS and its shareholders. FW Cook does not provide any consulting services to HMS beyond its role as a consultant to the Compensation Committee. The Compensation Committee conducts an assessment of the independence of its compensation consultant annually, pursuant to SEC rules and, following its most recent assessment in February 2018, concluded that no conflict of interest exists that would prevent FW Cook from serving as an independent consultant to the Compensation Committee.

During fiscal 2018, FW Cook provided the following services to the Compensation Committee:

- assisted in the design and development of all elements of the 2018 executive and director compensation programs;
- consulted on executive compensation target levels and payouts;
- consulted on the composition of the peer group and provided competitive benchmarking analyses based on the peer group and third-party surveys;
- evaluated management's compensation recommendations and proposals;
- reviewed and provided advice on the design of the 2018 short-term and long-term incentive programs;
- reviewed agendas for and participated in the Compensation Committee meetings held in 2018;
- provided updates regarding evolving regulatory requirements, proxy advisor policies, emerging trends and best practices in executive compensation;
- provided advice related to the 2018 Say-on-Pay Vote; and
- reviewed and provided advice on HMS's executive compensation-related disclosures in this Proxy Statement.

COMPETITIVE PAY POSITIONING AND PEER GROUP ANALYSES

The Compensation Committee believes that competitive pay positioning is a key factor in helping to achieve our executive compensation program objectives. As part of our annual pay-setting process, the Compensation Committee uses benchmarking data from a custom peer group and data from third-party technology surveys to evaluate each executive officer's target compensation levels compared to similarly situated executives.

Our peer group companies are selected by the Compensation Committee based on their similarity to us in size, financial profile and scope of operations, as well as potential to compete for executive talent. The Compensation Committee's general practice is to select companies that position HMS at approximately the peer group median across these metrics. The Compensation Committee reviews the peer group annually with guidance from FW Cook and may make modifications from time to time to ensure that it continues to provide an appropriate benchmark for competitive pay analyses.

In October 2017, the Compensation Committee, with guidance from FW Cook, reviewed the peer group and determined not to make any changes for 2018. The peer group for 2018 consists of the 14 companies listed below, grouped by sub-industry (the "2018 Peer Group").

2018 Peer Group Companies		
Heath Care Technology	**Application Software**	**Data Processing and Outsourced Services**
Allscripts Healthcare Solutions, Inc.	Blackbaud, Inc.	ExlService Holdings, Inc.
athenahealth, Inc.	Bottomline Technologies (de), Inc.	MAXIMUS, Inc.
Computer Programs & Systems, Inc.	RealPage, Inc.	WEX Inc.
HealthStream, Inc.	Tyler Technologies, Inc.	
Medidata Solutions, Inc.		
Omnicell, Inc.		
Quality Systems, Inc.		

The chart below compares our revenue, net income, EBITDA (earnings before interest, income taxes, depreciation and amortization) and market capitalization to the median of those four measures for our 2018 Peer Group at the time the 2018 Peer Group was reviewed in October 2017. In October 2017, our revenues and market capitalization were below the 2018 Peer Group median, and our net income and EBITDA were within three percentage points of the 2018 Peer Group median.

	2018 Peer Group Analysis		
(in millions)	**HMS ($)**	**2018 Peer Group Median ($)**	**HMS Percentile Rank (%)**
Revenue[1]	495	700	22
Net Income[1][2]	31	29	52
EBITDA[1]	93	96	47
Market Capitalization[3]	1,635	3,002	26

(1)   Based on most recently reported four quarter data, where available, as of October 23, 2017.

(2)   Before extraordinary items and discontinued operations.

(3)   As of October 10, 2017.

During the first quarter of 2018, with guidance from FW Cook, the Compensation Committee evaluated the competitiveness of target compensation levels for our executive officers relative to the compensation of similarly situated executives in the 2018 Peer Group and the technology industry based on data from a third-party survey.

The Committee also reviewed an analysis of aggregate costs and the dilutive implications associated with our long-term incentive program.

The Compensation Committee does not target the level of total direct compensation (or any specific element of compensation) for our executive officers to a specific percentile of our peer group. Instead, the Compensation Committee exercises its discretion in setting target compensation levels annually based on a variety of factors to achieve our compensation objectives:

- each executive's competitive pay positioning relative to similarly situated executives among our peer companies;
- each executive's scope of responsibilities, individual performance and expected contributions going forward;
- each executive's tenure;
- relative internal pay levels;
- recommendations by the CEO for the other executive officers; and
- prior year target and actual compensation levels.

2018 Executive Compensation Program

The elements of our executive compensation program for 2018 are summarized in the table below.

Element	Type	Objective	Page No.
Annual Base Salary	Fixed cash compensation for performing day-to-day responsibilities	Helps attract and retain executive talent and recognizes skills, experience, knowledge and responsibilities; balances performance-based compensation risk	46
Annual Short-Term Incentive Compensation	Performance-based cash compensation awards based on the achievement of annual financial goals and strategic objectives Performance measures for plan funding: 25% Revenue 25% Adjusted EBITDA 25% Adjusted EPS 25% Strategic	Promotes and rewards short-term corporate performance based on achievement of both financial and non-financial objectives and provides incentive for individual and business unit performance	47
Annual Long-Term Incentive Compensation	Restricted stock units (time-based) Premium-priced nonqualified stock options (performance-based component) (115% of grant date stock price) Performance measure: Increased shareholder value	Provides alignment with shareholders by building executive stock ownership and tying compensation to the creation of shareholder value; helps retain executive talent	51
Limited Executive Perquisites	Executive disability income insurance Executive financial consulting services Preventative health program benefits	Maintains competitiveness in the market among our peer companies for both retention and recruitment purposes; optimizes physical health	53

Element	Type	Objective	Page No.
Other Elements of Compensation	Broad-based benefits available to all employees	Attractive benefits package attracts and retains talent	54
	Severance, and change-in-control benefits	Supports executive retention and encourages executive independence and objectivity in considering a potential change in control transaction	

COMPENSATION MIX

The Compensation Committee does not have a formal or informal policy or target for allocating target total direct compensation between short-term and long-term compensation, fixed and variable compensation, cash and non-cash compensation, or among the different forms of non-cash compensation. In allocating compensation between the different forms of compensation, the Compensation Committee, with guidance from FW Cook, determines what it believes in its business judgment is the appropriate level with respect to each element of total direct compensation (annual base salary plus target annual and long-term incentive compensation) to achieve the objectives of our executive compensation program. The allocation of the primary elements of compensation for 2018 at target levels for both our CEO and the average of our other named executive officers is shown below.

2018 COMPENSATION MIX



CEO TARGET PAY MIX

AVERAGE NEO[1] TARGET PAY MIX

Base Salary 15.9%
LTI / Restricted Stock Units 34.1%
Target Annual Cash Incentive 15.9%
LTI / Premium-Priced Stock Options 34.1%
84.1%

Base Salary 24.9%
LTI / Restricted Stock Units 29.2%
Target Annual Cash Incentive 16.8%
LTI / Premium-Priced Stock Options 29.2%
75.2%

■ Variable Compensation

(1) Includes named executive officers other than the CEO.

ANNUAL BASE SALARY

Base salary is used to recognize the experience, skills, knowledge and responsibilities of our employees, including our named executive officers, and to provide a competitive level of fixed compensation to balance performance-based risks. The key factors in determining base salary are individual and Company performance, job responsibilities, the competitive rate among our peers for positions of like responsibility and internal pay equity among our employees with similar responsibilities and tenure. As noted above, the Compensation Committee does not target the amount of base salary or other components of compensation for our executive officers to a specific percentile of our peer group, but rather considers the peer group analysis together with a variety of other factors in determining compensation.

The Compensation Committee reviews base salaries annually and, if appropriate, makes adjustments to reflect market levels after taking into account individual responsibilities, performance and experience, the recommendations of the CEO and the benchmarking data provided by FW Cook. The Compensation Committee also reviews salaries on an interim basis as it determines appropriate based on significant changes in an executive's scope of responsibilities.

2018 Annual Base Salary Changes

In February 2018, the Compensation Committee approved a modest increase of 3% in the annual base salaries of each of the named executive officers other than the CEO and Mr. O'Gara, who joined HMS in January 2018. None of Mr. Sherman, Mr. Williams or Ms. Neuman had received an increase in annual base salary for 2017. The table below shows the annual base salaries for 2017 and 2018 for our named executive officers.

Named Executive Officer	2017 Year End Salary ($)	Change[1] (%)	2018 Salary ($)
Mr. Lucia	700,000	0.0	700,000
Mr. Sherman	515,000	3.0	530,450
Mr. O'Gara	—	—	400,000
Mr. Williams	500,000	3.0	515,000
Ms. Neuman	500,000	3.0	515,000

(1) Effective February 26, 2018.

ANNUAL SHORT-TERM INCENTIVE COMPENSATION

The Compensation Committee awards annual short-term cash incentive compensation to our named executive officers that reflects financial and strategic achievements based on both objective and subjective criteria, as well as individual performance. Our annual short-term incentive compensation is at-risk compensation. The Compensation Committee believes that this element of our executive compensation program promotes our performance-based compensation philosophy by providing named executive officers with direct financial incentives to achieve specific short-term performance goals intended to increase shareholder value and rewards both overall short-term corporate performance and individual contributions to attaining such performance. Our annual short-term cash incentive awards are paid in a lump sum during the first quarter following the completion of the fiscal year.

Each of our named executive officers was eligible to participate in the 2018 STIP. The target incentive opportunity for each of the named executive officers under the 2018 STIP, as approved by the Compensation Committee, is shown in the table below, expressed as a percentage of base salary. The target incentive opportunities were determined based upon a number of factors, including salary levels, job responsibilities and the appropriate targeted level of short-term incentive opportunity for each named executive officer. In February 2018, the Compensation Committee increased Mr. Sherman's target bonus opportunity from 65% to 75% for 2018, after considering competitive positioning and retentive value.

Named Executive Officer	Target Incentive Opportunity (as a % of base salary)
Mr. Lucia	100%
Mr. Sherman	75%
Mr. O'Gara	65%
Mr. Williams	65%
Ms. Neuman	65%

Bonus payouts under the 2018 STIP were subject to the achievement of pre-determined performance goals based on the following metrics and relative weights:



We chose revenue, adjusted EBITDA and adjusted EPS as financial metrics under the 2018 STIP because we believe each is a strong indicator of our overall financial performance, a key indicator used by industry analysts to evaluate our operating performance and motivates our executives to drive company growth and profitability. Adjusted EBITDA and adjusted EPS are non-GAAP financial measures that are reported to our shareholders in press releases, financial presentations and annual reports, and provide useful information to the Company's management, investors, and other interested parties about the Company's operating performance because they allow them to understand and compare the Company's operating results during the current periods to the prior year periods in a more consistent manner. In addition, when viewed with GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, these non-GAAP financial measures provide a more complete understanding of the results of operations and trends affecting the Company's business. Consistent with 2017, the Committee determined that payout of 50% of the bonus pool should be based on performance against earnings targets in order to drive profitability and long-term shareholder value. We also chose to include strategic objectives under the 2018 STIP, some of which are directly tied to financial performance, which are designed to enhance profitability and create long-term shareholder value.

We define adjusted EBITDA, which is a non-GAAP measure, as earnings before interest, income taxes, depreciation and amortization, stock-based compensation and non-recurring legal expense.

We define adjusted EPS, which is a non-GAAP measure, as diluted earnings per share adjusted for stock-based compensation expense, non-recurring legal expense, amortization of acquisition related software and intangible assets and for the related taxes.

Performance Targets. Performance targets for the financial metrics are established based on the annual financial plan approved by the Board during the first quarter of the year and are intended to be challenging. We take a bottom up approach to our annual budgeting process and carefully evaluate all aspects of our expected financial performance. For 2018, the performance targets for revenue, adjusted EBITDA and adjusted EPS were set higher than our actual performance level for 2017 under the 2017 short-term incentive plan, based on a number of factors, including expectations of overall revenue growth and margin improvement in 2018 driven by a full year of Eliza revenue versus partial 2017 revenue, yield improvement, planned implementations and a pipeline of potential sales. The 2018 performance targets and actual results under the 2018 STIP are shown under "Results Under the 2018 Short-Term Incentive Plan".

A threshold level of performance against each of the financial performance targets is required in order for the respective portion of the plan to be funded. If the threshold level is met, the actual payout amount is calculated based on the performance curves below. For 2018, the Committee determined to establish new funding curves for adjusted EBITDA and adjusted EPS to more closely align with market practice and provide for increasing payout opportunity for increasing levels of above-target performance, balanced by a lower payout opportunity for a threshold level of performance. To ensure a minimum amount of earnings is achieved before bonuses are paid and to align the plan design with shareholder interests, the Committee determined that if either the adjusted EBITDA or adjusted EPS results for fiscal 2018 did not meet the minimum threshold for funding under the 2018

STIP, the Committee could use negative discretion to reduce the entire bonus plan funding from the calculated amount.

Performance Targets	Adjusted EBITDA and Adjusted EPS		Revenue	
	% of Target Achieved	% Funding of Plan	% of Target Achieved	% Funding of Plan
Threshold	85%	33%	90%	50%
Target	100%	100%	100%	100%
Maximum	122.4%	200%	120%	200%

Strategic Objectives. The Compensation Committee established the following strategic objectives under the 2018 STIP, along with specific measures by which to determine the results: (i) achieve revenue growth by horizon and market; (ii) increase customer loyalty and retention; (iii) leverage technology and data assets; (iv) improve margins and reduce costs; and (v) increase employee engagement. The level of achievement of the strategic objectives is determined in the Compensation Committee's sole discretion based on its review of the measured results, subject to a limit of 200% of target.

Results Under the 2018 Short-Term Incentive Plan

The chart below compares the results for 2018 compared to 2017 under the financial performance metrics that are used in determining payouts under our 2018 STIP. These results may differ from the comparable GAAP and non-GAAP measures reported above and in our financial statements, as the measures below are adjusted to exclude the impact of extraordinary items or events that affected our financial results, as described in the footnotes to the table below, in accordance with the terms of the 2018 STIP.



(1) Excludes $0.19 per diluted share associated with certain discrete tax benefits.

For purposes of determining corporate performance under the 2018 STIP, and consistent with the terms of the plan, the Committee excluded the impact of certain discrete tax benefits totaling $0.19 per diluted share, resulting in adjusted EPS for purposes of the 2018 STIP of $1.09 per diluted share.

In addition, while the Company made notable progress on the execution of its strategy as discussed under the heading "2018 Business and Strategy Highlights", based on the Compensation Committee's evaluation of performance against the pre-established strategic objectives measures, the Committee determined that a slightly below target score of 90.0% for achievement of strategic objectives was appropriate based on results against the pre-established targets for increasing customer loyalty and retention.

The calculated funding level under the 2018 STIP is set forth below.

Measure	Results under 2017 STIP	Pre-Established Performance Targets			Results under 2018 STIP	Percent Achieve-ment	Weight-ing	Weighted Funding Result[1]
		Threshold	Target	Maximum				
Revenue	$490.9M[2]	$514.7M	$571.9M	$686.2M	$598.3M	104.6%	25%	30.8%
Adjusted EBITDA	$126.1M[3]	$113.0M	$132.9M	$162.7M	$162.3M	122.1%	25%	49.7%
Adjusted EPS	$ 0.73[4]	$0.70	$0.82	$1.00	$1.09[5]	132.9%	25%	50.0%
Strategic Objectives	34.3%	—	100%	200%	90%	90%	25%	22.5%
					Total Funding Percentage			153.0%

(1) Based on performance curves shown under the heading "Performance Targets" and rounded.

(2) Excludes the results of Eliza, which was acquired in 2017.

(3) Excludes the results of Eliza and the impact of unbudgeted transaction costs related to the Eliza acquisition and the termination of a Company office lease for a property located in New York (the "New York Lease").

(4) Excludes the results of Eliza and the impact of unbudgeted transaction costs related to the Eliza acquisition, the New York Lease termination and the non-cash tax benefit of $0.40 per diluted share associated with the enactment of the Tax Cuts and Jobs Act in 2017.

(5) Excludes $0.19 per diluted share associated with certain discrete tax benefits.

2018 Bonus Payouts

Bonus payouts for 2018 reflect the Company's above target achievement of pre-established financial objectives and near target achievement of its strategic objectives for fiscal 2018 under the 2018 STIP, demonstrating the linkage between pay and performance.

Each of the named executive officers' short-term incentive awards for 2018 were determined by applying the formula set forth below, which, as provided under the 2018 STIP, includes the Committee's ability to use discretion to modify the calculated payout based on business unit and individual performance.

Base Salary	X	Target Incentive Opportunity	X	2018 STIP funding percentage of 153.0% based on achievement of: ▪ 25% Adjusted EBITDA Target ▪ 25% Adjusted EPS Target ▪ 25% Revenue Target ▪ 25% Strategic Objectives	=	Cash Incentive Award (may be modified based on business unit and individual performance)

The Compensation Committee considered the CEO's recommendations regarding individual bonus amounts for the named executive officers (other than himself) based on both corporate performance (as determined by the level of achievement under the 2018 STIP) and the officers' business unit and individual performance and determined not to modify the awards for Ms. Neuman, Mr. O'Gara, Mr. Sherman or Mr. Williams. Mr. Lucia's bonus amount was determined solely based on corporate performance under the 2018 STIP, and all of the independent members of the Board as a group approved and ratified the Compensation Committee's decision with respect to the CEO's bonus amount. The table below compares target bonus amounts to actual bonus amounts paid to the named executive officers under the 2018 STIP.

Named Executive Officer	2018 Target Bonus ($)	Actual Percentage of 2018 Target Bonus Paid (%)	Actual 2018 Bonus ($)
Mr. Lucia	700,000	153.0	1,071,000
Mr. Sherman	397,838	153.0	608,691
Mr. O'Gara	260,000	153.0	397,800
Mr. Williams	334,750	153.0	512,168
Ms. Neuman	334,750	153.0	512,168

Other Considerations

The 2018 STIP operates as a sub-plan under our Annual Incentive Compensation Plan as amended and restated (the "AIP"), which was adopted by the Board and approved by our shareholders in order to qualify incentive awards as performance-based compensation intended to be deductible (to the extent possible) for federal income tax purposes under the Code. Each of the named executive officers was a participant in the AIP for 2018 and was eligible to receive a maximum bonus award of $5,000,000 for the 2018 performance period, subject to the Compensation Committee's authority to use negative discretion, if the predetermined objective goal for the fiscal year was met. This limit is in addition to the limit on performance-based cash awards under the 2016 Omnibus Plan. EBITDA was selected as the performance metric under the AIP for fiscal 2018 because it is one of the primary metrics used to measure our operating performance and although it is a non-GAAP financial measure, its components are calculated based on generally accepted accounting principles (GAAP). EBITDA is defined as income before interest, income taxes, depreciation and amortization. The Compensation Committee establishes an initial performance requirement under the AIP, pursuant to which an executive may earn the initial right to receive the maximum bonus under the AIP. The performance requirement for fiscal 2018 was established at $50 million in EBITDA. The 2018 STIP then establishes a second performance requirement, consisting of the performance goals and objectives described above. The potentially achievable incentive compensation under this second performance requirement is less than or equal to the maximum possible bonus specified in the AIP which was approved by the shareholders.

ANNUAL LONG-TERM INCENTIVE COMPENSATION

We believe that equity awards provide our named executive officers with a strong link to our long-term performance in order to create an ownership culture and help to align their interests with those of our shareholders. Beginning in June 2016, annual long-term incentive awards have been granted pursuant to our 2016 Omnibus Plan. The 2016 Omnibus Plan, which is administered by the Compensation Committee, is intended to furnish a material incentive to employees by making available to them the benefits of a larger common stock ownership in HMS through stock options and other awards. The Board and the Compensation Committee believe that these increased incentives align compensation with the achievement of our long-term financial goal of creating shareholder value and our strategic objectives as measured over multi-year periods, as well as assist in the retention of employees. We are submitting the 2019 Omnibus Plan to our shareholders for approval at the 2019 Annual Meeting. If approved, the 2019 Omnibus Plan will replace and supersede the 2016 Omnibus Plan (see "Proposal Three: Approval of the 2019 Omnibus Incentive Plan").

Types of Long-Term Incentive Awards

In consideration of the views expressed by our shareholders as discussed under "Shareholder Outreach Regarding Executive Compensation," the Compensation Committee granted 50% of the total annual long-term incentive award value for 2018 to our named executive officers in premium-priced stock options having an exercise price of 115% of the closing price on the date of grant and 50% in time-based restricted stock units, pursuant to the 2016 Omnibus Plan. We believe that the mix of performance-based and non-performance-based long-term incentives is appropriate because it represents a balanced approach that reinforces our emphasis on pay-for-performance while retaining, incentivizing and compensating named executive officers for achievement of long-term goals intended to increase shareholder value.

Premium-Priced Stock Options. We believe stock options strongly support our objective of ensuring that pay is aligned with changes in shareholder value. We set the exercise price of all stock options at 115% of the closing price of our common stock on the Nasdaq Global Select Market on the day of the grant. Accordingly, a stock option is intended to provide a return to the executive only if the market price of our common stock appreciates from the exercise price of the stock option and the executive remains employed during the vesting period. To foster retention and long-term performance, premium-priced stock options generally vest in one-third increments on the first, second and third anniversaries of the date of grant, subject to continued employment with the Company, and have a ten-year term. The Compensation Committee believes that premium-priced stock options strongly support our objective of ensuring that pay is aligned with increasing shareholder value and encouraging stock ownership, while also fostering executive retention.

Time-Based Restricted Stock Units. We believe restricted stock unit grants support the goal of retaining our named executive officers and further align the interests of our executives with shareholders by increasing their stock ownership. Because these restricted stock units vest in installments over time, these awards will provide a return to the executive only if the executive remains employed during the vesting period. The value of restricted stock unit awards increases or decreases as the market price of our common stock increases or decreases, further supporting our objective of ensuring that pay is aligned with changes in shareholder value. In addition, restricted stock units generally are perceived as more valuable than stock options during periods of stock price volatility. The time-based restricted stock units generally vest in one-third increments on the first, second and third anniversaries of the date of grant, subject to continued employment with the Company.

Status of 2017 Performance-Based Awards. For 2017, the Compensation Committee granted 50% of the total annual long-term incentive award value to our named executive officers in non-qualified stock options (50% of which were subject to stock price performance conditions) and 50% in restricted stock units (50% of which are subject to stock price performance conditions), pursuant to the 2016 Omnibus Plan. The 2017 performance-based awards are earned only to the extent pre-established performance goals are met, and, if earned, are generally subject to the time-based vesting requirements described below, subject to continued employment with the Company. For awards granted in 2017, both the performance-based stock options and performance-based restricted stock units would be earned only if our average closing price per share during the applicable trading days in any consecutive 30 calendar day period preceding the first, second and/or third anniversaries of March 3, 2017 was at least 25% higher than the closing price per share on the date of grant. If the performance condition were met prior to the first anniversary of March 3, 2017, one-third of the performance-based stock options and restricted stock units would vest in three equal installments on the first, second and third anniversaries of March 3, 2017; if the performance condition were met after the first anniversary but prior to the second anniversary of March 3, 2017, two-thirds of the performance-based stock options and restricted stock units would vest on the second anniversary of March 3, 2017 and one-third would vest on the third anniversary of March 3, 2017; if the performance condition were met after the second anniversary but prior to the third anniversary of March 3, 2017, 100% of the performance-based stock options and restricted stock units would vest on the third anniversary of March 3, 2017. If the performance condition were not achieved before the third anniversary of March 3, 2017, the performance-based stock options and restricted stock units would be forfeited.

In October 2018, the Compensation Committee determined that the performance goal had been achieved prior to the second anniversary of March 3, 2017. Below is certain information related to the performance-based awards that were earned by the named executive officers in 2018, subject to continued vesting requirements.

Name	Award Type	Grant Date	Awards Earned in 2018 (#)	Exercise Price of Options ($/Sh)
Mr. Lucia	Stock Options	06/09/17	97,024	19.04
	Restricted Stock Units	06/09/17	39,391	—
Mr. Sherman	Stock Options	06/09/17	54,980	19.04
	Restricted Stock Units	06/09/17	22,321	—
Mr. O'Gara[1]	Stock Options	—	—	—
	Restricted Stock Units	—	—	—
Mr. Williams	Stock Options	06/09/17	38,810	19.04
	Restricted Stock Units	06/09/17	15,756	—
Ms. Neuman	Stock Options	06/09/17	38,810	19.04
	Restricted Stock Units	06/09/17	15,756	—

(1) Mr. O'Gara joined the Company on January 2, 2018, and therefore did not receive an annual long-term incentive award in 2017.

2018 Annual Long-Term Incentive Compensation

The 2018 annual long-term incentive awards for the named executive officers were determined based upon the Compensation Committee's subjective evaluation of the factors set forth below and guidance from FW Cook:

▪ competitive positioning among our peer group companies;

- corporate performance;
- relative shareholder return (for the CEO's evaluation);
- recommendations of the CEO, based on individual performance, expected contributions going forward and appropriateness of the grant depending upon the level of responsibility (for executives other than the CEO);
- perceived retention value of the award;
- comparative share ownership and outstanding equity awards of HMS executives;
- awards granted to each executive in prior years; and
- potential wealth creation.

In addition, the Compensation Committee considered the approximately 17% decline in our stock price from February 2017 to February 2018 and determined to lower the long-term incentive target levels for each of the named executive officers (other than Mr. O'Gara, who joined HMS in January 2018) compared to their respective 2017 long-term incentive targets. All of the independent directors as a group approved and ratified the 2017 annual long-term incentive award for the CEO.

The following long-term incentive awards were granted to our named executive officers, effective March 2, 2018:

Named Executive Officer	Value of Premium-Priced Options Granted ($)	Number of Premium-Priced Options Granted[1][2] (#)	Value of Restricted Stock Units Granted ($)	Number of Restricted Stock Units Granted[1][2] (#)
Mr. Lucia	1,500,000	219,619	1,500,000	88,548
Mr. Sherman	800,000	117,130	800,000	47,226
Mr. O'Gara[3]	200,000	29,283	200,000	11,806
Mr. Williams	550,000	80,527	550,000	32,468
Ms. Neuman	550,000	80,527	550,000	32,468

(1) See "Grants of Plan Based Awards For the Year Ended December 31, 2018" for a description of the vesting and other terms of the premium-priced option and restricted stock unit awards.

(2) The options have an exercise price of $19.48 per share.

(3) In addition to the annual long-term incentive award granted to Mr. O'Gara for 2018, the Compensation Committee granted a new hire equity award to Mr. O'Gara effective March 2, 2018, with an aggregate grant date value of $400,000, to incentivize him to join the Company. See "Grants of Plan Based Awards For the Year Ended December 31, 2018" for a description of the vesting and other terms of Mr. O'Gara's new hire equity award.

LIMITED EXECUTIVE PERQUISITES

In order to enhance our ability to recruit and retain highly qualified executive talent, we offer Guaranteed Standard Issue, or individual disability income insurance, to employees earning more than $300,000 in annualized base salary, and financial counseling services to the CEO and any officers who report directly to the CEO. In addition, beginning in 2017, we also offer preventative health program benefits to our CEO and executives who report directly to the CEO. The Compensation Committee believes these benefits are reasonable and comparable to benefits offered by companies of a similar size to ours and better enable us to maintain competitiveness by providing high-performing executives with benefits that will facilitate strong, focused performance, while optimizing physical health. The cost of these perquisites constitutes a small percentage of each executive's total compensation. Each of the named executive officers is eligible to receive these benefits. Messrs. O'Gara and Williams and Ms. Neuman opted not to receive financial counseling services during 2018, and Messrs. Sherman and Williams and Ms. Neuman did not complete the preventative health program during 2018, as reflected in the Fiscal 2018 All Other Compensation Table.

OTHER ELEMENTS OF COMPENSATION

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance and a 401(k) plan. Our named executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees.

Severance and Change-in-Control Benefits

To enable us to offer competitive total compensation packages to our senior executives, as well as to ensure the ongoing retention of these individuals when considering transactions that may create uncertainty as to their future employment with us, the Compensation Committee approved standardizing the terms of employment of our senior executives, which included providing consistent separation and change-in-control protection.

Based on information provided by FW Cook, the Compensation Committee believes that the protection afforded by the terms of employment described above provides a level of benefits that are estimated to be within a reasonable range based on competitive practices with respect to comparable positions. We believe that the benefits provided under these agreements are consistent with our objective of attracting and retaining highly qualified executives and provide reasonable assurance so that our senior executives are not distracted from their duties during the uncertainty that may accompany a possible change in control and as well as encourage executive independence and objectivity in considering any such transaction. The agreements and equity plans provide a "double trigger" for the payment of benefits upon a change in control, so that vesting occurs if a qualifying termination event occurs in connection with the change in control. The Compensation Committee believes that a "double trigger" is more appropriate than a "single trigger" because a double trigger prevents the unnecessary payment of benefits to an executive officer in the event that the change in control does not result in a qualifying termination event with respect to the executive's employment.

We have provided detailed information about Mr. Lucia's employment agreement and our agreements with the other named executive officers and the benefits provided to Mr. Lucia and the other named executive officers under their respective agreements, along with estimates of the value of such benefits under various circumstances, under the heading "Potential Payments Upon Termination of Employment or Change in Control" below.

Other Pay Policies and Practices

EQUITY AWARD GRANT PRACTICES

Annual equity awards to eligible employees, including the named executive officers, are generally considered by the Compensation Committee at its regularly scheduled meeting held in the first quarter of each year. At this meeting, the Compensation Committee meets with management and FW Cook to discuss and consider annual long-term incentive awards and to approve individual award amounts and terms for the executive officers and other employees subject to Section 16 of the Exchange Act. The grant date for equity awards to employees is established as the third business day after the date of filing of HMS's next Form 10-K or 10-Q with the SEC, whichever is sooner.

The Compensation Committee also approves off-cycle initial equity grants to attract and retain key new hires. Generally, the equity mix for new hire awards is consistent with the equity mix for annual long-term incentive awards, which is pre-determined based on management level. If the Company is in a blackout period when an individual is hired, then the grant date is established as the third business day after the date of filing of the Company's next Form 10-K or 10-Q with the SEC, whichever is sooner. If the Company is not in a blackout period when an individual is hired, then the grant date is established on the date of the new hire's commencement of employment. Equity grants to new hires are subject to service-based vesting over four years. The Compensation Committee has delegated authority to the CEO to grant new hire awards, subject to certain limitations, on terms pre-established by the Compensation Committee to employees who are not subject to Section 16 of the Exchange Act. Grants approved by the CEO pursuant to this delegation are reviewed at the Compensation Committee's next regularly scheduled meeting.

STOCK OWNERSHIP GUIDELINES FOR EXECUTIVE OFFICERS

The Board has established significant stock ownership guidelines for our executive officers to encourage them to own and hold a meaningful equity stake in HMS in order to further align their interests and actions with the interests of HMS and its shareholders. The guidelines for executive officers are based on a multiple of the executive's base salary.

Title	Value of Shares Required to be Owned
CEO	5 X Annual Base Salary
Other Executive Officers	2 X Annual Base Salary

For purposes of satisfying these guidelines, an executive officer's shares owned outright, directly or indirectly, and restricted stock and restricted stock units, whether or not vested, are counted in determining the executive's stock ownership. Each executive is required to meet his or her respective ownership guideline within five years after election (or promotion to a covered position), or in the case of executives in office at the time the guidelines were adopted, within five years of the date of adoption. To mitigate the impact of stock price fluctuation, the number of shares required to be held by each executive to satisfy the guidelines remains fixed through December 1, 2019, based on each executive's annual base salary in effect, and the closing price of our common stock, on December 1, 2016. The Compensation Committee monitors compliance with these guidelines on an annual basis.

The following graph summarizes the stock ownership of each of our named executive officers as of December 1, 2018, as a multiple of base salary in effect as of December 1, 2016, and the average closing price of our common stock for the month of November 2016, pursuant to our Stock Ownership Guidelines.


STOCK OWNERSHIP AS OF DECEMBER 1, 2018
Mr. Lucia
5X
22X
Mr. Sherman
2X
6X
Ms. Neuman
2X
3X
Mr. O'Gara (1)
2X
1X
Mr. Williams
2X
4X
Required
Actual (2)

(1) Mr. O'Gara joined the company on January 2, 2018. Pursuant to our stock ownership guidelines, Mr.O'Gara has until January 2, 2023 to achieve the ownership guideline.

(2) Rounded down to nearest multiple

PROHIBITION ON HEDGING AND PLEDGING

Our Insider Trading Policy prohibits our employees and directors from, among many other actions, purchasing our securities on margin, borrowing against our securities held in a margin account, pledging our securities as collateral for a loan and entering into hedging and derivative transactions with respect to our securities.

CLAWBACK POLICY

The Board has adopted a clawback policy that covers each of our current and former executive officers and applies to all forms of executive incentive compensation. Our clawback policy provides that the Board (or a Board committee) is authorized to recover from any current or former executive officer any bonus, incentive compensation or equity-based compensation gains resulting from certain misconduct occurring after January 1, 2015 that causes a restatement of our financial statements. The Board is required to review all circumstances and actions causing such restatement and to take action as it deems appropriate. We are monitoring this policy to ensure that it is consistent with applicable laws, and to the extent that the SEC adopts rules for clawback policies, we will revise our policy to reflect any necessary changes.

TAX DEDUCTIBILITY

Section 162(m) of the Code prohibits us from deducting from taxable income any compensation in excess of $1 million paid to "covered employees", which were previously our CEO and the three other most highly compensated named executive officers employed at the end of the year (other than our Chief Financial Officer). Prior to January 1, 2018, certain compensation paid pursuant to a shareholder-approved plan upon the attainment of specified performance objectives was excluded from the deductibility limit as "performance based compensation." Pursuant to the Tax Cuts and Jobs Act passed in December 2017, this "performance-based compensation" exception was eliminated, effective for taxable years beginning after December 31, 2017, so that compensation paid to a public company's "covered employees" in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. In addition, the Tax Cuts and Jobs Act amended the definition of "covered employees" to include a company's chief financial officer. As such, effective January 1, 2018, "covered employees" include a company's chief executive officer, chief financial officer and the next three other most highly compensated officers serving at the end of the taxable year. Further, under the Tax Cuts and Jobs Act, once an officer is a "covered employee," his or her compensation will remain subject to Section 162(m) indefinitely.

The Compensation Committee has historically believed that tax deductibility is an important factor, but not the sole factor, to be considered in setting executive compensation policy. Accordingly, the Compensation Committee has periodically reviewed the potential consequences of Section 162(m) of the Code in making compensation decisions.

Early 2019 Compensation Actions

The following is a brief summary of certain changes to the compensation of the named executive officers for fiscal 2019, which is intended to provide additional information to shareholders in their review of our compensation program for fiscal 2018. A more detailed description of compensation for fiscal 2019 will be included in the proxy statement for our 2020 annual meeting of shareholders.

2019 ANNUAL BASE SALARY

In February 2019, the Compensation Committee approved increases ranging from 4%-7% in the annual base salaries of our then-serving named executive officers, effective February 25, 2019.

Named Executive Officer	2019 Base Salary
Mr. Lucia	$725,000
Mr. Sherman	$550,000
Mr. O'Gara	$425,000
Mr. Williams	$550,000
Ms. Neuman	—

2019 SHORT-TERM INCENTIVE PLAN

In February 2019, the Compensation Committee established the 2019 Short-Term Incentive Plan ("2019 STIP") for eligible employees, including our then-serving named executive officers. The 2019 STIP is substantially similar to the 2018 STIP. Payouts under the 2019 STIP will be determined in early 2020. In addition, the Compensation Committee increased Mr. Williams' target bonus opportunity for 2019 from 65% to 75% of his annual base salary.

2019 LONG-TERM INCENTIVE AWARDS

The Compensation Committee granted long-term incentive awards for 2019 to the then-serving named executive officers effective on February 28, 2019, with 50% of the total annual long-term incentive award value consisting of time-based restricted stock units and 50% consisting of premium-priced stock options having an exercise price of 115% of the closing price on the date of grant, on a substantially equal value basis, pursuant to the 2016 Omnibus Plan.

Named Executive Officer	Grant Date Fair Value of Options Granted[1] ($)	Grant Date Fair Value of RSUs Granted[1] ($)
Mr. Lucia	2,000,000	2,000,000
Mr. Sherman	900,000	900,000
Mr. O'Gara	550,000	550,000
Mr. Williams	800,000	800,000
Ms. Neuman	—	—

(1) The restricted stock units and premium-priced stock options generally vest in three equal installments on the first, second and third anniversaries of the grant date, subject to continued employment with the Company.

Compensation Committee Report

The Compensation Committee of the Board of HMS Holdings Corp. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement for the Company's 2019 Annual Shareholders' Meeting.

By the Compensation Committee of the Board of Directors of HMS Holdings Corp.

Richard H. Stowe, *Chair*
Craig R. Callen
Cora M. Tellez

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

Compensation Tables

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by our named executive officers for the fiscal years ended December 31, 2018, 2017 and 2016.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compen- sation[5] ($)	All Other Compen- sation[6] ($)	Total Compen- sation ($)
William C. Lucia	2018	700,000	—	1,500,000	1,500,000	1,071,000	34,482	4,805,482
Chairman, President	2017	690,385	—	1,500,000	1,500,000	459,200	33,993	4,183,578
and CEO	2016	650,000	—	1,137,504	1,137,498	800,800	33,421	3,759,223
Jeffrey S. Sherman	2018	527,479	—	800,000	800,000	608,691	31,714	2,767,884
EVP, Chief Financial	2017	515,000	—	850,000	850,000	234,325	32,976	2,482,301
Officer and Treasurer	2016	512,115	—	559,998	559,999	435,175	28,391	2,095,678
Emmet W. O'Gara[7]	2018	383,077	50,000	400,000	400,000	397,800	17,022	1,647,899
Group President, Total Population Management								
Douglas M. Williams Jr.	2018	512,115	—	550,000	550,000	512,168	10,069	2,134,352
EVP, Chief Operating	2017	500,000	—	600,000	600,000	204,750	17,912	1,922,662
Officer	2016	495,192	—	500,000	500,000	390,000	13,595	1,898,787
K. Semone Neuman	2018	512,115	—	550,000	550,000	512,168	15,964	2,140,247
Former EVP, Coordination of	2017	500,000	—	600,000	600,000	227,500	34,773	1,962,273
Benefits	2016	495,192	—	500,000	500,000	390,000	28,773	1,913,965

(1) The amounts in this column consist of base salary earned for the fiscal year.

(2) The amount in this column consists of a sign-on bonus paid in 2018, pursuant to the terms of Mr. O'Gara's employment agreement.

(3) The amounts in this column represent the aggregate grant date fair value of the restricted stock unit awards computed in accordance with FASB guidance on stock-based compensation. The grant date fair value of restricted stock units is determined based on the number of units awarded and the fair value of our common stock on the grant date, which is the closing sales price per share of our common stock reported on the Nasdaq Global Select Market on that date.

(4) The amounts in this column represent the aggregate grant date fair value of the stock option awards computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations for the 2018, 2017 and 2016 stock option awards may be found in (i) Note 1 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, (ii) Note 1 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and (iii) Note 1 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, respectively. The grant date fair value of stock options is determined based on the number of options awarded and the fair value of the stock option on the grant date based upon the Black Scholes pricing model.

(5) The amounts in this column consist of amounts earned pursuant to the short-term (cash) incentive plan for the fiscal year reported, which are paid in the following fiscal year.

(6) The table below shows the components of "All Other Compensation" for the named executive officers for 2018.

(7) Mr. O'Gara joined the Company on January 2, 2018.

Fiscal 2018 All Other Compensation Table

Name	401(k) Savings Plan Employer Matching Contributions[1] ($)	Executive Disability Insurance[2] ($)	Financial Counseling[3] ($)	Preventative Health Program[4] ($)	Total All Other Compensation ($)
Mr. Lucia	12,375	3,748	15,815	2,544	34,482
Mr. Sherman	12,375	3,524	15,815	—	31,714
Mr. O'Gara	10,423	3,452	—	3,147	17,022
Mr. Williams	6,324	3,744	—	—	10,069
Ms. Neuman	12,375	3,589	—	—	15,964

(1) These amounts represent Company matching contributions to our named executive officers in the Company's 401(k) savings plan.

(2) These amounts represent the premiums paid by the Company on behalf of our named executive officers for executive disability insurance.

(3) These amounts represent the amounts paid on behalf of our named executive officers for financial counseling services.

(4) These amounts represent the amounts paid on behalf of our named executive officers during 2019 for preventative health program benefits received in 2018.

Grants of Plan-Based Awards for the Year Ended December 31, 2018

The following table provides information concerning each grant of an award made to our named executive officers in fiscal 2018 under our AIP, 2018 STIP and 2016 Omnibus Plan.

Name	Award Type	Grant Date	Compensa-tion Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Stock Awards: Number of Shares of Stock or Units(2) (#)	All Other Option Awards: Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Options(4) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(5) ($)
				Target ($)	Maximum ($)				
Mr. Lucia	AIP/2018 STIP	—	—	700,000	5,000,000	—	—	—	—
	Stock Options (6)	3/2/2018	2/15/2018	—	—	—	219,619	19.48	1,500,000
	RSUs (6)	3/2/2018	2/15/2018	—	—	88,548	—	—	1,500,000
Mr. Sherman	AIP/2018 STIP	—	—	397,838	5,000,000	—	—	—	—
	Stock Options (6)	3/2/2018	2/15/2018	—	—	—	117,130	19.48	800,000
	RSUs (6)	3/2/2018	2/15/2018	—	—	47,226	—	—	800,000
Mr. O'Gara	AIP/2018 STIP	—	—	260,000	5,000,000	—	—	—	—
	Stock Options (6)	3/2/2018	2/15/2018	—	—	—	29,283	19.48	200,000
	RSUs (6)	3/2/2018	2/15/2018	—	—	11,806	—	—	200,000
	Stock Options (7)	3/2/2018	12/15/2017	—	—	—	26,212	16.94	200,000
	RSUs (7)	3/2/2018	12/15/2017	—	—	11,806	—	—	200,000
Mr. Williams	AIP/2018 STIP	—	—	334,750	5,000,000	—	—	—	—
	Stock Options (6)	3/2/2018	2/15/2018	—	—	—	80,527	19.48	550,000
	RSUs (6)	3/2/2018	2/15/2018	—	—	32,468	—	—	550,000
Ms. Neuman	AIP/2018 STIP	—	—	334,750	5,000,000	—	—	—	—
	Stock Options (6)	3/2/2018	2/15/2018	—	—	—	80,527	19.48	550,000
	RSUs (6)	3/2/2018	2/15/2018	—	—	32,468	—	—	550,000

(1) Amounts represent possible cash payouts for 2018 performance upon satisfaction of the pre-established performance conditions under the 2018 STIP and the AIP. The target amount shown is 100% of the individual's target annual award opportunity. The maximum amount shown is the shareholder-approved maximum payout under the AIP. There are no threshold amounts under the 2018 STIP or the AIP. Actual cash payouts for 2018, as determined by the Compensation Committee in the first quarter of 2019, are reflected in the Summary Compensation Table under the Non-Equity Incentive Plan Compensation column. The 2018 STIP and the AIP are described in the CD&A, under the heading "Annual Short-Term Incentive Compensation." For 2018, the target award opportunity, expressed as a percentage of base salary, for each of Mr. Lucia, Mr. Sherman, Mr. O'Gara, Mr. Williams and Ms. Neuman was 100%, 75%, 65%, 65% and 65%, respectively.

(2) Amounts represent the restricted stock unit award made to each named executive officer in 2018 that is conditioned on continued service. These restricted stock unit awards are discussed in the CD&A under the heading "Annual Long-Term Incentive Compensation."

(3) Amounts represent the non-qualified stock option award made to each named executive officer in 2018 that is conditioned on continued service. These stock option awards are discussed in the CD&A under the heading "Annual Long-Term Incentive Compensation."

(4) Represents 115% of the closing price of our common stock on the date of grant, except with respect to the new hire awards granted to Mr. O'Gara on March 2, 2018, having an exercise price of $16.94, which represents the closing price of our common stock on the date of grant.

(5) Amounts in this column represent the grant date fair value of each stock option grant and each restricted stock unit grant computed in accordance with FASB guidance on stock-based compensation, and exclude the impact of estimated forfeitures related to service-based vesting conditions. The relevant assumptions made in the valuations may be found in Note 1 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(6) The non-qualified stock options and restricted stock units generally vest in three equal annual installments beginning on the first anniversary of the date of grant, subject to continued employment with the Company. The non-qualified stock options are premium-priced stock options having an exercise price of 115% of the closing price on the date of grant and are exercisable over a term of ten years.

(7)   The non-qualified stock options and restricted stock units vest in four equal annual installments beginning on the first anniversary of the date of grant, subject to continued employment with the Company. The non-qualified stock options are exercisable over a term of ten years.

Outstanding Equity Awards at December 31, 2018

			Option Awards				Stock Awards	
Name	Grant Date	Award Type	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested[1] ($)
Mr. Lucia	11/15/13	Stock Options	7,599	—	21.36	11/14/20	—	—
	11/12/14	Stock Options	48,615	—	21.63	11/11/21	—	—
	03/04/15	Stock Options	192,976	—	16.77	03/03/22	—	—
	03/02/16	Stock Options	138,889	69,444 (2)	13.94	03/03/23	—	—
	06/09/17	Stock Options	32,342	161,707 (3)	19.04	06/09/27	—	—
	03/02/18	Stock Options	—	219,619 (4)	19.48	03/02/28	—	—
	03/02/16	RSUs	—	—	—	—	27,200 (2)	765,136
	06/09/17	RSUs	—	—	—	—	65,652 (3)	1,846,791
	03/02/18	RSUs	—	—	—	—	88,548 (4)	2,490,855
Mr. Sherman	09/08/14	Stock Options	50,209	—	20.71	09/08/21	—	—
	11/12/14	Stock Options	22,247	—	21.63	11/11/21	—	—
	03/04/15	Stock Options	118,754	—	16.77	03/03/22	—	—
	05/13/15	Stock Options	42,385	—	16.64	05/13/22	—	—
	11/11/15	Stock Options	100,000	—	11.20	11/10/22	—	—
	11/11/15	Stock Options	100,000	—	14.00	11/10/22	—	—
	03/02/16	Stock Options	68,376	34,188 (2)	13.94	03/03/23	—	—
	06/09/17	Stock Options	18,327	91,634 (3)	19.04	06/09/27	—	—
	03/02/18	Stock Options	—	117,130 (4)	19.48	03/02/28	—	—
	03/02/16	RSUs	—	—	—	—	13,392 (2)	376,717
	06/09/17	RSUs	—	—	—	—	37,203 (3)	1,046,520
	03/02/18	RSUs	—	—	—	—	47,226 (4)	1,328,467
Mr. O'Gara	03/02/18	Stock Options	—	29,283 (4)	19.48	03/02/28	—	—
	03/02/18	Stock Options	—	26,212 (5)	16.94	03/02/28	—	—
	03/02/18	RSUs	—	—	—	—	11,806 (4)	332,103
	03/02/18	RSUs	—	—	—	—	11,806 (5)	332,103
Mr. Williams	05/13/15	Stock Options	39,393	—	16.64	05/13/22	—	—
	11/11/15	Stock Options	100,000	—	11.20	11/10/22	—	—
	11/11/15	Stock Options	100,000	—	14.00	11/10/22	—	—
	03/02/16	Stock Options	61,049	30,526 (2)	13.94	03/03/23	—	—
	06/09/17	Stock Options	12,936	64,684 (3)	19.04	06/09/27	—	—
	03/02/18	Stock Options	—	80,527 (4)	19.48	03/02/28	—	—
	03/02/16	RSUs	—	—	—	—	11,956 (2)	336,322
	06/09/17	RSUs	—	—	—	—	26,261 (3)	738,722
	03/02/18	RSUs	—	—	—	—	32,468 (4)	913,325
Ms. Neuman	11/11/15	Stock Options	100,000	—	11.20	11/10/22	—	—
	03/02/16	Stock Options	61,049	30,526 (2)	13.94	03/03/23	—	—
	06/09/17	Stock Options	—	64,684 (3)	19.04	06/09/27	—	—
	03/02/18	Stock Options	—	80,527 (4)	19.48	03/02/28	—	—
	03/02/16	RSUs	—	—	—	—	11,956 (2)	336,322
	06/09/17	RSUs	—	—	—	—	26,261 (3)	738,722
	03/02/18	RSUs	—	—	—	—	32,468 (4)	913,325

(1) The market value of shares or units of stock that have not vested is calculated by multiplying the closing market price per share of our common stock on December 31, 2018, of $28.13 per share by the number of shares or units of stock that have not vested.

(2) Represents stock options and restricted stock units granted on March 2, 2016. One-half of the stock options and restricted stock units granted are subject to time-based vesting in one-third annual increments. The remaining one-third of these time-based awards that were unexercisable or that had not vested as of December 31, 2018, vested on March 2, 2019. The other one-half of the stock options and restricted stock units granted were subject to performance conditions that have been satisfied and are subject to time-based vesting conditions. The remaining performance-based stock options and restricted stock units that had not vested as of December 31, 2018, vested on March 2, 2019.

(3) Represents stock options and restricted stock units granted on June 9, 2017. One-half of the stock options and restricted stock units granted are subject to time-based vesting in one-third annual increments. Of the remaining two-thirds of these time-based awards that were unexercisable or that had not vested as of December 31, 2018, one-third vested on March 3, 2019 and one-third will vest on March 3, 2020. The other one-half of the stock options and restricted stock units granted were subject to performance conditions have been satisfied and are subject to time-based vesting conditions. Two-thirds of the performance-based stock options and restricted stock units vested on March 3, 2019, and one-third will vest on March 3, 2020.

(4) Represents stock options and restricted stock units granted on March 2, 2018. One-third of the stock options and restricted stock units vested on March 2, 2019, and one-third will vest on each of March 2, 2020 and March 2, 2021.

(5) Represents stock options and restricted stock units granted on March 2, 2018. One-fourth of the stock options and restricted stock units vested on March 2, 2019, and one-fourth will vest on each of March 2, 2020, March 2, 2021 and March 2, 2022.

Option Exercises and Stock Vested in 2018

The following table sets forth certain information regarding the stock options exercised and stock awards that vested for our named executive officers during the year ended December 31, 2018.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Mr. Lucia	214,212	1,647,700	77,162	1,303,535
Mr. Sherman	53,382	786,795	39,752	694,432
Mr. O'Gara	—	—	—	—
Mr. Williams	173,955	2,813,986	36,926	645,892
Ms. Neuman	308,342	5,443,591	40,327	702,689

(1) The value realized on the exercise of stock options is based on the difference between the exercise price of the options and the closing price of our common stock on the date of exercise.

(2) The value realized on vesting represents the number of shares acquired on vesting multiplied by the closing price of our common stock on the applicable vesting date.

Potential Payments Upon Termination of Employment or Change in Control

The information and table in this section summarize the estimated compensation payable to each of our named executive officers in the event of termination of employment or a change in control on December 31, 2018. This compensation is payable pursuant to (i) the terms of the employment agreement with each of our named executive officers, and (ii) the terms of our equity incentive plans and related award agreements. Regardless of the manner in which the named executive officer's employment terminates, each executive is generally entitled to receive earned, unpaid salary and accrued but unused paid time off through the date of termination under his or her employment agreement. Under the employment agreement with the CEO, the CEO is also entitled to receive any earned, unpaid bonus for the calendar year preceding the calendar year in which his employment ends unless such termination is for Cause. The definitions of "Cause," Change in Control," "Disability," and "Good Reason" appear at the end of the next section under the heading "Key Definitions."

In addition to the compensation discussed above, the following table reflects the compensation and benefits that would have been paid to the named executive officers had their employment terminated on December 31, 2018 under the termination scenarios shown below, and assumes a closing price of our common stock as of December 31, 2018 ($28.13). The table also assumes that each named executive officer executes a separation agreement and general release, as required under the terms of their employment agreements, and complies with certain restrictive covenants and confidentiality provisions contained in their employment agreements and Restrictive Covenants Agreements (as defined and described under the heading "Restrictive Covenants Agreements"). The table does not include any amounts due for unused paid time off for 2018 or the value of immediately exercisable stock options at the date of termination (where vesting was not accelerated as a result of the termination). Due to a number of factors that may affect the availability, nature and amount of compensation upon termination, any actual amounts paid or distributed to named executive officers may be different from the amounts provided in this section. In addition, in connection with any actual termination or change in control situation, we may determine to enter into agreements or establish arrangements that alter the terms below. The table should be read in conjunction with the narrative description of the potential payments upon a termination or change in control set forth in this section.

Named Executive Officer and Type of Payment	Termination without Cause or Resignation for Good Reason[1] ($)	Termination without Cause or Resignation for Good Reason following a Change in Control[2] ($)	Disability[3] ($)	Death[4] ($)	Retirement[5] ($)	Retirement following a Change in Control[12] ($)
Mr. Lucia						
Cash severance	1,400,000	1,400,000	1,400,000	—	—	—
Bonus compensation[6]	1,400,000	1,400,000	1,400,000	—	—	—
Health insurance	25,103	25,103	25,103	—	—	—
RSUs[7][9][11]	5,102,782	5,102,782	5,102,782	5,102,782	4,272,497	5,102,782
Stock Options[8][10][11]	4,355,031	4,355,031	4,355,031	4,355,031	3,721,799	3,721,799
Total	12,282,916	12,282,916	12,282,916	9,457,813	7,994,296	8,824,581
Mr. Sherman						
Cash severance	530,450	530,450	—	—	—	—
Health insurance	19,672	19,672	—	—	—	—
RSUs[7][9]	—	2,751,704	2,751,704	2,751,704	—	—
Stock Options[8][10]	—	2,331,255	2,331,255	2,331,255	—	—
Total	550,122	5,633,082	5,082,959	5,082,959	—	—
Mr. O'Gara						
Cash severance	400,000	400,000	—	—	—	—
Health insurance	21,940	21,940	—	—	—	—
RSUs[7][9]	—	664,206	664,206	664,206	—	—
Stock Options[8][10]	—	546,610	546,610	546,610	—	—
Total	421,940	1,632,756	1,210,816	1,210,816	—	—
Mr. Williams						
Cash severance	515,000	515,000	—	—	—	—
Health insurance	12,881	12,881	—	—	—	—
RSUs[7][9]	—	1,988,369	1,988,369	1,988,369	—	—
Stock Options[8][10]	—	1,717,700	1,717,700	1,717,700	—	—
Total	527,881	4,233,950	3,706,069	3,706,069	—	—
Ms. Neuman						
Cash severance	515,000	515,000	—	—	—	—
Health insurance	12,881	12,881	—	—	—	—
RSUs[7][9]	—	1,988,369	1,988,369	1,988,369	—	—
Stock Options[8][10]	—	1,717,700	1,717,700	1,717,700	—	—
Total	527,881	4,233,950	3,706,069	3,706,069	—	—

(1) The amounts in this column represent the amounts payable to the named executive officer in the event he or she were terminated without Cause or resigns for Good Reason, as defined in his or her employment agreement, as described below.

(2) The amounts in this column represent the amounts payable to the named executive officer in the event he or she were terminated without Cause or resigns for Good Reason within a specified period after a Change of Control under his or her employment agreement and equity award agreements, as described below. In addition, as described below, if Mr. Lucia is terminated without Cause or resigns for Good Reason within six months prior to a Change in Control, Mr. Lucia would receive a lump sum cash payment equal to the excess of the amount he would have received for any equity awards outstanding or deemed to be outstanding, or canceled or forfeited, as a result of termination or Change in Control, over the amount he actually received. Since the employment agreements of named executive officers and the equity awards have double-trigger Change in Control provisions (except with respect to equity awards not assumed by the acquiring entity), the table assumes that both a Change in Control and a subsequent termination of employment has occurred.

(3) In the event the employment of Messrs. O'Gara, Sherman or Williams, or Ms. Neuman is terminated due to the executive's Disability, all outstanding stock awards will immediately vest and all option awards will become vested and fully exercisable pursuant to the terms of the applicable award agreements. A termination of Mr. Lucia's employment due to Disability would be treated as a termination without Cause pursuant to his employment agreement.

(4) The amounts in this column represent the amounts payable to the named executive officer under his or her equity award agreements if his or her employment is terminated upon death, as described below.

(5) The amounts in this column represent the amounts payable to Mr. Lucia under his equity award agreements if his employment is terminated upon Retirement, as described below. Mr. Lucia is the only named executive officer who qualified for Retirement as of December 31, 2018.

(6) Amounts represent the target annual short-term (cash) incentive compensation that Mr. Lucia would be entitled to receive under his employment agreement as of the date his employment ends, and not the amount that the Compensation

Committee determined to pay Mr. Lucia as set forth in the Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(7) For each named executive officer, the estimated market value the unvested restricted stock units is calculated based on the aggregate number of his or her accelerated restricted stock units multiplied by the closing market price per share of our common stock on December 31, 2018, of $28.13 per share.

(8) For each named executive officer, the estimated market value of outstanding stock options is calculated based on the difference between the aggregate exercise price of all of his or her accelerated in-the-money options and the aggregate market value of the underlying shares as of December 31, 2018, based on the closing market price per share of our common stock on December 31, 2018, of $28.13 per share.

(9) Except for the amounts reported for Mr. Lucia in the columns entitled Termination Without Cause or Resignation for Good Reason, the amounts reported represent the estimated market value of unvested restricted stock units (including any performance-based restricted stock units) that would have vested as of December 31, 2018 under the termination scenarios in the table.

(10) Except for the amounts reported for Mr. Lucia in the columns entitled Termination Without Cause or Resignation for Good Reason, the amounts reported represent the estimated market value of outstanding stock options, which are not then exercisable (including any performance-based stock options), that would have become exercisable as of December 31, 2018 under the termination scenarios in the table.

(11) The amounts reported for Mr. Lucia in the columns entitled Termination Without Cause or Resignation for Good Reason represent the estimated market value of his (i) unvested restricted stock units (including any performance-based restricted stock units) as of December 31, 2018, and (ii) outstanding stock options, which are not then exercisable (including any performance-based stock options) as of December 31, 2018, which would continue to vest under these termination scenarios pursuant to the terms of his employment agreement. The amounts reported assume that these restricted stock units and stock options are earned, to the extent such awards are performance-based, and fully vest.

(12) The amounts in this column represent the amounts payable to Mr. Lucia under his equity award agreements if his employment is terminated upon Retirement within 24 months after a Change in Control, as described below. Since the employment agreements of named executive officers and the equity awards have double-trigger Change in Control provisions, the table assumes that both a Change in Control and a subsequent Retirement has occurred.

Executive Employment Agreements

EMPLOYMENT AGREEMENT WITH MR. LUCIA

HMS and Mr. Lucia entered into the third amendment to his executive employment agreement, effective March 1, 2018, extending the term of his agreement to February 28, 2021. Under his employment agreement, Mr. Lucia is entitled to a minimum annual base salary of $650,000, subject to increase from time to time by the Board or the Compensation Committee, and a targeted annual short-term (cash) incentive award opportunity of 100% of his base salary. If we terminate Mr. Lucia's employment without Cause, in connection with a Change in Control or otherwise, or if his employment ceases because of his disability or if he terminates his employment with Good Reason, then provided that Mr. Lucia executes and does not revoke a separation agreement and release, and complies with his Restrictive Covenants Agreement, (i) he will be entitled to receive cash severance in an amount equal to (a) 24 times his monthly base salary paid ratably in equal installments over a 24 month period (unless his termination/resignation is in connection with a Change in Control, in which case the payment will be in a single lump sum), and (b) twice his bonus component that will vary depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and performance is satisfied, in which case it will be paid when bonuses are paid to our other senior executive officers, or whether the bonus is under a different program, in which case it will be his target bonus and will be paid on the same schedule as (a) above (unless his termination/resignation is in connection with a Change in Control, in which case the payment will be in a single lump sum), (ii) he will be entitled to continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier, and (iii) he will be treated as continuing in service for purposes of the vesting of any equity award until the earliest of: (x) the end of the Noncompetition Period (as defined in Mr. Lucia's Restrictive Covenants Agreement), (y) the last of the applicable vesting dates under such awards, or (z) the termination or violation of the Restrictive Covenants Agreement.

In addition, if we terminate Mr. Lucia's employment without Cause or Mr. Lucia resigns for Good Reason, and such termination occurs within a six-month period before a Change in Control, Mr. Lucia will receive a cash payment equal to the excess of the amount he would have received for such equity awards if he were continuing in service as of the date of the Change in Control and terminated immediately thereafter over the amount actually received, paid in a single lump sum payment at the time provided in the agreement. In the event that any payments and benefits, including any benefits provided to Mr. Lucia or for Mr. Lucia's benefit under the agreement or any other company plan or agreement, become subject to the excise tax under Section 4999 of the Code, such payments and benefits will be "cut-back" to an amount that is less than such amount that would cause the excise tax to the extent that such reduction would result in Mr. Lucia retaining a larger amount on an after-tax basis.

EMPLOYMENT AGREEMENTS WITH OTHER NAMED EXECUTIVE OFFICERS

The employment agreements with Ms. Neuman, Mr. O'Gara, Mr. Sherman and Mr. Williams are at-will, subject to certain notice and/or severance provisions. These employment agreements set forth the annual base salary for each named executive officer as follows: (i) Ms. Neuman at $515,000, (ii) Mr. O'Gara at 400,000, (iii) Mr. Sherman at $530,450, and (iv) Mr. Williams at $515,000, subject to increase from time to time by the Board or the Compensation Committee. In addition, under the terms of these agreements, the named executive officers are eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of their employment, in each case as may be determined by our Compensation Committee in its sole discretion on the basis of such performance-based or other criteria as it determines appropriate. The target bonus opportunity for each named executive officer other than the CEO for 2018, expressed as a percentage of annual base salary, was as follows: (i) Ms. Neuman 65%, (ii) Mr. O'Gara 65%, (iii) Mr. Sherman 75%, and (iv) Mr. Williams 65%.

In the event any of these named executive officers is terminated without Cause or resigns for Good Reason, or if such termination without Cause or resignation for Good Reason occurs within 24 months following a Change in Control, then provided that such named executive officer executes and does not revoke a separation agreement and release and complies with the Restrictive Covenants Agreement, the executive would be entitled to receive (i) cash severance in an amount equal to 12 times the executive's monthly base salary paid ratably in equal installments over a 12 month period (or, if the termination occurs within 24 months following a Change in Control, in a single lump sum payment) and (ii) a lump sum amount equal to 12 times the difference between the monthly COBRA coverage premium for the same type of medical and dental coverage (single, family, or other) in which the executive is enrolled as of the date employment ends and his or her then-monthly employee contribution, which amount may be used for any purpose.

Restrictive Covenants Agreements

We also have entered into a Noncompetition, Nonsolicitation, Proprietary and Confidential Information and Developments Agreement (the "Restrictive Covenants Agreement") with each of our named executive officers. Under the terms of the Restrictive Covenants Agreements, in Mr. Lucia's case, for the 24 months following the termination of his employment for any reason, and in the case of the other named executive officers, for the 12 months following the termination of employment for any reason, the named executive officer is generally prohibited from (i) engaging or assisting others in engaging in any business or enterprise in the United States that competes with HMS's business, products or services, (ii) soliciting or diverting, or attempting to solicit or divert, the business of any of HMS's current or prospective clients, (iii) (a) soliciting, recruiting or inducing, or attempting to solicit, recruit or induce, any company employee or independent contractor to leave HMS's service or (b) soliciting, recruiting, hiring or engaging as an employee or independent contractor, or attempting to solicit, recruit, hire or engage as an employee or independent contractor, any company employee or independent contractor, and (iv) disclosing or utilizing for the benefit of any entity other than HMS, any system or product development ideas discussed or explored, even if not implemented, during the named executive officer's employment with HMS. The Restrictive Covenants Agreements also set forth certain obligations with respect to proprietary and confidential information and developments and inventions.

Equity Incentive Plans

All named executive officers participated in the Company's equity plans in 2018.

With respect to stock awards and option awards under the 2006 Stock Plan, the 2016 Omnibus Plan, and the related award agreements, such awards generally require that the named executive officer remain employed by the Company (or continue to serve on the Board if no longer employed by the Company) during the period designated by the Compensation Committee, subject to acceleration of vesting or continued vesting of equity awards in the termination scenarios described in the table under "Potential Payments Upon Termination of Employment or Change in Control." If the named executive officer's employment or Board membership ends before the designated period for any reason (other than upon death, Disability, Retirement, termination without Cause or resignation for Good Reason following a Change in Control, or as otherwise specified in the executive's employment agreement), all unvested restricted stock units will be forfeited and all unexercisable portions of option awards will expire immediately. If we terminate the named executive officer's employment or Board membership for Cause, all stock awards and option awards will immediately terminate without regard to whether such awards are vested or exercisable, respectively.

If the named executive officer's employment is terminated as a result of death, all outstanding stock awards will immediately vest and all option awards will become vested and fully exercisable upon termination pursuant to the terms of the applicable award agreements. If the named executive officer's employment is terminated as a result of Retirement (except with respect to a termination upon Retirement within 24 months after a Change in Control, in which case restricted stock units are treated as described below), the named executive officer will be treated as continuing in service for vesting purposes and the vested portion of options shall remain exercisable until the second anniversary of such executive's Retirement, or until the last applicable vesting date or option expiration date under the applicable award agreement, whichever is sooner. Under the award agreements, "Retirement" means cessation of employment on or after attaining the age of 60 and having at least 5 years of continuous service with the Company.

Upon a Change in Control, and unless provided otherwise in the terms of an award agreement or employment agreement, awards granted under the 2006 Stock Plan and the 2016 Omnibus Plan vest on an accelerated basis only if a qualifying termination occurs during the 24-month period following the Change in Control. In this case, (i) restricted stock unit awards will immediately vest and become free of restrictions, (ii) outstanding option awards which are not then vested and exercisable will become immediately fully vested and exercisable and will remain exercisable for 12 months following the qualifying termination, but not beyond the option expiration date set forth in the applicable award agreement, and (iii) performance-based awards will be considered to be earned and payable in full, based on the applicable performance criteria or, if not determinable, at the target level, and any restriction will lapse and the performance based awards will be immediately settled or distributed. To the extent an award under the 2016 Omnibus Plan is not assumed or substituted in a Change in Control, accelerated vesting generally occurs immediately prior to the Change in Control and any performance-based award will be deemed fully earned at the target amount as of the date on which the Change in Control occurs.

Key Definitions

The capitalized terms used in the sections under the headings "Potential Payments Upon Termination of Employment or Change in Control" and "Executive Employment Agreements" are defined as below. These definitions are subject to further limitations if necessary to conform to Section 409A of the Code.

"CAUSE"

- Under the employment agreements for each of the named executive officers, "Cause" means: (i) fraud with respect to HMS or any of its subsidiaries and affiliates; (ii) material misrepresentation to any regulatory agency, governmental authority, outside or internal auditors, internal or external company counsel, or the Board concerning the operation or financial status of HMS or of any of its subsidiaries and affiliates; (iii) theft or embezzlement of assets of HMS or any of its subsidiaries or affiliates; (iv) conviction, or plea of guilty or nolo contendere to any felony (or to a felony charge reduced to a misdemeanor), or, with respect to the named executive officer's employment, to any misdemeanor (other than a traffic violation); (v) material failure to follow HMS's conduct and ethics policies that have been provided or made available to the named executive officer; (vi) a material breach of the named executive officer's employment agreement or Restrictive Covenants Agreement; and/or (vii) continued failure to attempt in good faith to perform his/her duties as reasonably assigned by the Board, in Mr. Lucia's case, or by his/her supervisor in the case of the other named executive officers. Certain of the foregoing definitions permit the named executive officer to attempt to cure the grounds for Cause prior to termination.

- Under the 2006 Stock Plan and the related award agreements, "Cause" is equated with "gross misconduct," and is determined by the Compensation Committee or our Board.

- Under the related award agreements to the 2016 Omnibus Plan, "Gross Misconduct" is equated with "Cause" as defined in the employment agreements for the named executive officers. For participants that have not entered into employment agreements with HMS, "Gross Misconduct" means, for purposes of these awards, a conviction of any felony, or a misdemeanor with respect to the participant's employment, or the entering of a plea guilty or nolo contendere to such charge, the embezzlement or theft of HMS property, or a violation of a restrictive covenants or similar agreement with HMS.

"CHANGE IN CONTROL"

- Under the employment agreements and the terms of the 2006 Stock Plan and the 2016 Omnibus Plan, a "Change in Control" generally occurs, subject to specific exceptions, when:

  - a person or group beneficially owns 50.01% or more of our outstanding shares of common stock or the combined voting power of outstanding company securities entitled to vote in the election of directors;

  - there is a merger, consolidation, reorganization, recapitalization or share exchange involving HMS or a sale or other disposition of all or substantially all of HMS's assets, unless, immediately after the transaction (i) all or substantially all of the beneficial owners of HMS's outstanding common stock and outstanding voting securities prior to the transaction own, directly or indirectly, more than 50% of such securities after the transaction in substantially the same proportions as their initial ownership and (ii) no person beneficially owns 50.01%, or more of the outstanding shares of common stock or voting securities of the acquiring corporation (unless such ownership level existed prior to the transaction); or

  - during any one year-period, the individuals who are the continuing directors (as determined under the 2016 Omnibus Plan) cease for any reason to constitute a majority of the Board or the Board of a successor corporation.

"DISABILITY"

- Under the employment agreements, "Disability" exists when the Company determines that based upon appropriate medical evidence, the named executive officer has become physically or mentally incapacitated so as to render such executive incapable of performing the executive's usual and customary duties, with or without a reasonable accommodation, for at least 180 days , whether or not consecutive, during any 12-month period, or if the named executive officer is found to be disabled within the Company's long-term disability insurance as then in effect.

- Under the related award agreements to the 2006 Stock Plan and the 2016 Omnibus Plan, "Disability" means permanent and total disability as defined by Section 22(e)(3) of the Code.

"GOOD REASON"

- Under the employment agreements, "Good Reason" means, the occurrence, without the named executive officer's prior written consent, of any of the following events: (i) a material diminution in his/her authority, duties or responsibilities (in Mr. Lucia's case, other than in connection with a portion of his authority, duties or responsibilities being assigned to or carried out by a President); (ii) a requirement that, in Mr. Lucia's case, he report to an officer rather than to the Board, and in the case of the other named executive officers, that they report to a new supervisor who has materially diminished authority, duties or responsibilities in comparison to his/her previous supervisor; (iii) a material reduction in the named executive officer's base salary; (iv) HMS's requiring, (a) in the case of Messrs. Lucia, Sherman and Williams and Ms. Neuman, that they perform their principal services in a geographic area more than 50 miles from HMS's offices in Irving, Texas, or such other place at which they have agreed to provide such services, and (b) in the case of Mr. O'Gara, that he performs his principal services primarily in a geographic area more than 50 miles from HMS's offices in Danvers, Massachusetts, or such other place of primary employment at which they have agreed to provide such services; or (v) a material breach by HMS of any material provision of the named executive officer's employment agreement. Good Reason is also subject to certain timing restrictions and our ability to cure the proposed Good Reason.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Lucia, our CEO. There has been no change in our employee population or employee compensation arrangements since 2017 that we believe would significantly impact the pay ratio disclosure for 2018; therefore, the same median employee was used to calculate the pay ratio for 2017 and 2018.



56:1

We estimate that for 2018, our last completed fiscal year:

- the median of the annual total compensation of all employees of our Company (other than our CEO) was $85,829;

- the annual total compensation of our CEO, as reported in the Summary Compensation Table included elsewhere in this Proxy Statement, was $4,805,482; and

- the ratio of the annual total compensation of Mr. Lucia, our Chief Executive Officer, to the median of the annual total compensation of all employees was 56 to 1.

In 2017, to identify the median of the annual total compensation of all our employees, we compared the total gross wages, calculated as described below, for all individuals (other than the CEO) who were employed by us and our subsidiaries on December 17, 2017, the last day of our payroll year. We selected December 17, 2017 as the date upon which we would identify the "median employee" because it enabled us to make such identification based on payroll records as reported to the Internal Revenue Service on Form W-2 for 2017. We included all active employees, including full-time, part-time and temporary employees, all of whom are located in the United States.

We used total gross wages, less certain immaterial adjustments, as a compensation measure because we believe it reasonably reflects the total annual compensation of our employees and can be consistently applied to all of our employees included in the calculation in an efficient and economical manner. For purposes of identifying the median employee, we annualized the base salaries of the permanent employees (full-time and part-time) who were employed by us on December 17, 2017 but did not work for us for the entire fiscal year. The resulting total gross wages calculated for all employees (other than the CEO) were sorted from high to low, and the median employee was identified.

Once we identified our median employee, we calculated annual total compensation for such employee using the same methodology we use for our named executive officers as set forth in the Summary Compensation Table. This calculation revealed certain anomalies in the compensation of the median employee that would have had a significant impact on the pay ratio since the median employee worked for us for approximately seven months during 2017. Therefore, we substituted another employee with substantially similar compensation to the original median employee based on total gross wages calculated as discussed above, the same compensation measure we used to identify the original median employee. For the substituted median employee, we calculated annual total compensation for such employee for 2018 using the same methodology we use for our named executive officers as set forth in the Summary Compensation Table. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2018 Summary Compensation Table included in this Proxy Statement.

The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to adopt a variety of methodologies and apply various assumptions. As a result, the pay ratio reported by other companies may not be comparable with the pay ratio that we have reported. A multitude of factors that could cause ratios to be less meaningful for company-to-company comparisons include the following, among others:

- *Differences in industry and business type;*
- *Variations in the way companies organize their workforces to accomplish similar tasks;*
- *Differences in the geographical distribution of employees;*
- *Degree of vertical integration;*
- *Reliance on contract and outsourced workers; and*
- *Ownership structure.*

PROPOSAL TWO: ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

We are providing our shareholders the opportunity to vote to approve, on an advisory basis, the compensation of Messrs. Lucia, O'Gara, Sherman and Williams and Ms. Neuman, whom we refer to as our named executive officers and whose compensation is disclosed in this Proxy Statement in accordance with the SEC's rules, for fiscal 2018. This proposal, which is commonly referred to as "say-on-pay," is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which added Section 14A to the Exchange Act.

Our Board is asking shareholders for advisory approval of our 2018 executive compensation as described in this Proxy Statement:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in the proxy statement for the Company's 2019 Annual Meeting of Shareholders, is hereby approved.

Our executive compensation program is designed to attract, develop, motivate, and retain talented executives to lead our business. Under this program, our executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals and for driving corporate financial performance and stability. The program contains elements of cash and equity-based compensation and is designed to align the interests of our executives with those of our shareholders.

As we describe in the CD&A, "pay-for-performance" is the underlying philosophy for our executive compensation program. The program is designed and administered to align the interests of our senior executives with the interests of our shareholders, thus rewarding individual and team achievements that contribute to the attainment of our business goals; and to provide a balance of total compensation opportunities, including salary and short-term and long-term cash and equity incentives that are competitive with similarly situated companies and reflective of our performance. The Board believes this link between compensation and the achievement of our near- and long-term business goals has helped drive our performance over time. At the same time, we believe our program does not encourage excessive risk-taking by management.

Shareholder Outreach

As discussed above under "Shareholder Outreach Regarding Executive Compensation," in 2017, we reached out to a number of our largest institutional shareholders to solicit their points of view on topics of importance to them, including executive compensation matters, and received constructive feedback related to our executive compensation program. We highly value the opinions of our shareholders, and the insight gained through our engagement process regarding our shareholders' views of our executive compensation program contributed to the Compensation Committee's decision-making process for 2018.

We are committed to continuing our engagement with our shareholders from time to time on matters of executive compensation and corporate governance. As discussed above under "Shareholder Outreach Regarding Executive Compensation", we continued our shareholder outreach efforts in 2018. As our shareholders' views and market practices on executive compensation evolve, the Compensation Committee will continue to evaluate and, if needed, make changes to our executive compensation program, ensuring that the program continues to reflect our pay-for-performance compensation philosophy and objectives.

Effect of Your Vote on This Proposal

As an advisory vote, the results of the vote on this proposal are not binding and thus do not overrule any decision by HMS or the Board (or any committee thereof), or create or imply any change or addition to the fiduciary duties of HMS or the Board (or any committee thereof). However, our Compensation Committee and Board of Directors value the opinions expressed by our shareholders in their vote on this proposal and will consider the outcome of the vote when making future executive compensation decisions.

Vote Required

The affirmative vote of a majority of the votes cast at the 2019 Annual Meeting on such matter (and voting affirmatively or negatively) is required to approve, on an advisory basis, our 2018 executive compensation as reported in this Proxy Statement.

> **The Board of Directors recommends a vote "FOR" the proposal to approve, on an advisory basis, the 2018 compensation for our named executive officers.**

PROPOSAL THREE: APPROVAL OF THE 2019 OMNIBUS INCENTIVE PLAN

In April 2019, our Board of Directors voted unanimously to approve, and to recommend to our shareholders that they approve, the 2019 Omnibus Incentive Plan (as amended from time to time, the "2019 Omnibus Plan").

Rationale for the 2019 Omnibus Plan

The Compensation Committee of the Board of Directors reviewed our 2016 Omnibus Plan, which is the only plan under which equity-based compensation may currently be awarded to our employees and non-employee directors. Based on this review, the Compensation Committee determined that it is in the best interest of the Company and our shareholders to increase the number of shares available for equity awards to provide the Company with the flexibility to execute on its strategic and growth priorities. If the 2019 Omnibus Plan is approved by our shareholders, the 2019 Omnibus Plan will become effective on May 22, 2019, and no further awards will be made under the 2016 Omnibus Plan. If our shareholders do not approve the 2019 Omnibus Plan, the 2016 Omnibus Plan will remain in effect in its current form, subject to its expiration date and with its current share reserve.

The Board believes that the adoption of the 2019 Omnibus Plan would provide HMS with additional flexibility to continue to attract, retain and motivate employees, to utilize equity awards, including performance awards, and to further align the interests of our employees and non-employee directors with those of our shareholders.

The 2019 Omnibus Plan contains key features to protect the interests of our shareholders, which include the following:

- **No Evergreen Share Increases:** There is no annual increase in the number of shares available for issuance under the 2019 Omnibus Plan.

- **No Liberal Share Recycling of Options or Stock Appreciation Rights:** The 2019 Omnibus Plan does not allow, with respect to options and stock appreciation rights, the reuse of shares withheld or delivered to satisfy the exercise price or tax obligations.

- **Individual Participant Limits:** Limitations apply to the number of awards an individual participant may receive in a given fiscal year under the 2019 Omnibus Plan.

- **No Discount Options or Stock Appreciation Rights:** The exercise price of options and stock appreciation rights must equal at least 100% of the fair market value of the underlying common shares on the date of grant, except in the case of substitute awards granted to employees of an acquired company.

- **Double-trigger vesting upon a Change in Control; No "liberal" Change in Control definition.** Awards granted under the 2019 Omnibus Plan are subject to double-trigger vesting provisions upon a change in control. This means that rather than vesting automatically upon a change in control, such awards will be subject to accelerated vesting only in the event of a qualifying termination following a change in control or in the event the acquiring company does not assume the award. The change in control definition in the 2019 Omnibus Plan is not "liberal" and, for example, would not occur merely upon shareholder approval of a transaction. A change in control must actually occur in order for the change in control provisions in the 2019 Omnibus Plan to be triggered.

- **No Repricing:** Except in connection with equitable adjustments or upon a change in control, we are not permitted to reduce the exercise price, reprice or provide cash payment for underwater stock options or stock appreciation rights without shareholder approval.

Immediately following this proposal is a summary of the material provisions of the 2019 Omnibus Plan. This description is qualified in its entirety by the full text of the 2019 Omnibus Plan, which is included as **ANNEX B** to this Proxy Statement. Shareholders may request a copy of the 2019 Omnibus Plan by sending a written request to our Corporate Secretary.

Summary of Key Stock Plan Data

In its determination to recommend that the Board approve the 2019 Omnibus Plan, the Compensation Committee reviewed the analysis prepared by FW Cook, its independent compensation consultant, which included a summary of the plan terms and the share usage, overhang and dilution metrics set forth below, as well as market practices and trends and the cost of the 2019 Omnibus Plan. FW Cook's analysis, which is based on generally accepted evaluation methodologies used by proxy advisory firms, concluded that the number of shares under the 2019 Omnibus Plan is well within generally accepted standards as measured by an analysis of the plan cost relative to industry standards. The Board reviewed the analysis prepared by FW Cook as well as the proposed plan terms and the description provided herein in approving the 2019 Omnibus Plan.

In light of the factors described above, and the importance of the ability to continue to grant equity compensation in order to attract, retain and motivate employees, the Board has determined that the size of the share reserve under the 2019 Omnibus Plan is reasonable and appropriate.

Share Usage

The following table sets forth information regarding the number of common shares subject to stock-settled, time-vested equity awards granted, and the number of common shares subject to performance-based equity awards granted and earned, over each of the last three fiscal years:

	2018	2017	2016	
Stock Options/Stock Appreciation Rights (SARs) Granted	1,010,000	1,003,000	1,078,000	
Stock-Settled Full-Value Shares/Units Granted	766,000	612,000	637,000	
Weighted-Average Basic Common Shares Outstanding	83,625,464	83,821,000	84,221,000	**3-Year Average**
Share Usage Rate	2.1%	1.9%	2.0%	**2.0%**

Overhang as of March 5, 2019

The following table sets forth certain information as of March 5, 2019, unless otherwise noted, with respect to the Company's equity compensation plans:

Stock Options/SARs Outstanding	3,926,621
Weighted-Average Exercise Price of Outstanding Stock Options/SARs	$23.05
Weighted-Average Remaining Term of Outstanding Stock Options/SARs	4.72 years
Total Stock-Settled Full-Value Awards Outstanding	1,332,778
Proposed share reserve under the 2019 Omnibus Plan[1]	9,100,000
Basic common shares outstanding as of the Record Date (March 28, 2019)	87,081,712

(1) The proposed share reserve is subject to reduction for any awards granted under the 2016 Omnibus Plan after March 5, 2019. Upon shareholder approval of the 2019 Omnibus Plan, no further awards will be made under the 2016 Omnibus Plan. As of March 5, 2019, there were 3,863,114 shares available for issuance under the 2016 Omnibus Plan that were not subject to outstanding awards.

Dilution and Expected Duration

Our Board recognizes the impact of dilution on our shareholders and has evaluated this share request carefully in the context of the need to attract, motivate, retain and ensure that our leadership team and key employees are focused on our strategic priorities. The total fully-diluted overhang as of March 5, 2019, assuming that the entire share reserve is granted in stock options or SARs, would be 14.2% and the total fully-diluted overhang, assuming the share reserve is granted in full-value awards only, would be 11.5%. The Company's historical practice, has been to grant a combination of stock options and full-value awards, resulting in potential overhang between these two levels. In this context, fully-diluted overhang is calculated as the sum of grants outstanding and shares available for future awards (numerator) divided by the sum of the numerator and basic common shares outstanding, with all data effective as of March 5, 2019. Our Board believes that the proposed share reserve represents a reasonable amount of potential equity dilution to accommodate our long-term strategic and growth priorities.

We expect that the share reserve under the 2019 Omnibus Plan, if this proposal is approved by our shareholders, will be sufficient for awards for approximately five years. Expectations regarding future share usage could be impacted by a number of factors such as award type mix; hiring and promotion activity at the executive level; the rate at which shares are returned to the 2019 Omnibus Plan's reserve under permitted addbacks; the future performance of our stock price; the consequences of acquiring other companies; and other factors. While we believe that the assumptions we used are reasonable, future share usage may differ from current expectations.

Implementing the 2019 Omnibus Plan

If this proposal is approved at the 2019 Annual Meeting, the 2019 Omnibus Plan, in the form attached hereto as **ANNEX B**, will become effective and will supersede and replace the 2016 Omnibus Plan. If the proposal is not approved at the 2019 Annual Meeting, then the 2016 Omnibus Plan will continue as currently in effect.

> **The Board of Directors unanimously recommends a vote "FOR" the proposal to approve the 2019 Omnibus Incentive Plan.**

Summary of the 2019 Omnibus Plan

Term	Description
Defined Terms	All terms used in this summary and not otherwise defined herein shall have the meanings ascribed to them in the 2019 Omnibus Plan, included as **ANNEX B** to this Proxy Statement.
Plan Term	The 2019 Omnibus Plan, if approved by our shareholders, will expire on May 22, 2029. However, the 2019 Omnibus Plan may be terminated earlier by the Board.
Eligibility for Grants	All employees of HMS and its affiliates, as well as HMS's non-employee directors, are eligible to participate in the 2019 Omnibus Plan and are referred to as Participants. As of April 1, 2019, there were 2,453 employees and 7 non-employee directors eligible to participate in the 2019 Omnibus Plan.
Awards Available	- Incentive and Nonqualified Stock Options (Options); - Stock Appreciation Rights (SARs); - Restricted Stock Awards and Restricted Stock Unit Awards; - Performance Shares and Performance Units (Performance Awards); - Other Share-Based Awards; and - Cash Awards
Shares Authorized	9,100,000 common shares, less one share for every share subject to an Option or SAR granted under the 2016 Omnibus Plan after March 5, 2019, and 1.5 shares for every one share subject to Awards other than Options and SARs granted under the 2016 Omnibus Plan after March 5, 2019. Authorized Shares are counted and subject to adjustments, as described below.
Share Counting Method	- Stock Options and SARs count as one share. - Restricted Stock Awards, Restricted Stock Unit Awards, Performance Shares and Other Share-Based Awards count as 1.5 shares. - The following shares shall not be added to the number of shares authorized: shares tendered or withheld in payment of the exercise price of an Option; shares withheld to satisfy tax withholding obligations with respect to Options and SARs; shares subject to SARs that are not issued in connection with its stock settlement on exercise thereof; and shares reacquired by HMS on the open market (or otherwise) using the cash proceeds of Option exercises. - All shares covered by a stock-settled SAR, proportionate to the extent exercised, are counted against the number of shares authorized, not just the net shares issued upon exercise. - Shares not purchased or awarded under a terminated, lapsed or forfeited Award and shares not issued under an Award that is settled in cash may be used for further Awards under the 2019 Omnibus Plan; the shares will be added back for each such share as one share if they were subject to an Option or a SAR, and as 1.5 shares if they were subject to a Restricted Stock Award, Restricted Stock Unit Award, Performance Share or Other Share-Based Award.

Term	Description
	▪ Shares withheld to satisfy tax withholding obligations with respect to Awards other than Options and SARs will be added back as 1.5 shares for each share tendered or withheld. ▪ The add backs contemplated under the immediately preceding two bullets shall also apply to awards that are outstanding after March 5, 2019 under the 2016 Omnibus Plan and any other predecessor plans. ▪ Substitute awards issued in connection with acquiring other companies shall neither increase nor decrease the shares authorized under the 2019 Omnibus Plan.
Individual Limitations	The following limits will apply to awards of the specified type granted to any one Participant in any single fiscal year: (x) Appreciation Awards – Options and SARs: 1,500,000 shares; (y) Full Value Awards – Restricted Stock Awards, Restricted Stock Unit Awards, Performance Shares and Dividend Equivalents: 1,000,000 shares; and (z) Cash Awards – Performance Units: $5,000,000. In applying the foregoing limits, (a) all Awards of the specified type granted to the same Participant in the same fiscal year will be aggregated and made subject to the applicable limit; (b) the limits applicable to Options and SARs refer to the number of Shares subject to those Awards; (c) the Share limit under clause (y) refers to the maximum number of Shares that may be delivered under an Award or Awards of the type specified in clause (y) assuming a maximum payout; (d) the dollar limit under clause (z) refers to the maximum dollar amount payable under an Award or Awards of the type specified in clause (z) assuming a maximum payout. The limit specified for Cash Awards is in addition to, and not in replacement of or counted into, the dollar value limit on awards made to any Participant in a 12-month period under the AIP, as may be amended from time to time.
Non-Employee Director Awards	The maximum number of Shares subject to Awards granted during a single fiscal year to any non-employee Director, taken together with any cash fees paid to such non-employee Director during the fiscal year in respect of the non-employee Director's service as a member of the Board during such year (including, without limitation, service as a member or chair of any committee of the Board), shall not exceed $500,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes). The Compensation Committee may make exceptions to this limit for a non-executive chair of the Board or, in extraordinary circumstances, for other individual non-employee directors, as the Committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.
Repricing Prohibited	Unless approved by our shareholders or otherwise specifically provided under the 2019 Omnibus Plan, HMS may not, with respect to any outstanding Option or SAR granted, take any of the following actions: ▪ amend the Option or SAR to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share;

Term	Description
	▪ cancel the Option or SAR and grant in substitution new Awards under the 2019 Omnibus Plan covering the same or a different number of shares having an exercise or measurement price per share that is lower than the then-current exercise price or measurement price per share of the cancelled Option or SAR;
	▪ cancel for cash any Options or SARs that have exercise or measurement prices per share above the then-current fair market value; or
	▪ take any other action that constitutes "repricing" within the meaning of the Nasdaq rules.
Special Provisions for Options	
Number Granted	As determined by the Compensation Committee.
Exercise Price	Not less than fair market value of a share of stock on grant date (other than in the case of substitute awards).
	▪ The fair market value is closing price of our common stock as reported on the Nasdaq Global Select Market on the grant date, provided that the 2019 Omnibus Plan also permits the use of other times of day to the extent appropriate because of exchange or market procedures or the use of weighted averages either on a daily basis or such longer period as complies with Section 409A of the Code.
Vesting and Exercise Periods	As determined by the Compensation Committee. However:
	▪ If a Participant's employment or Board service is terminated for gross misconduct, as determined by HMS, all rights under the Option expire immediately.
	▪ The term of Options generally may not exceed ten years, except at the discretion of the Compensation Committee for a limited period (not more than 30 days) following the lifting of a black-out period or lock-up agreement.
Limits on Incentive Stock Options (ISOs)	The maximum number of shares of stock that may be granted in the form of ISOs is 9,100,000 shares. In general, ISOs must satisfy requirements prescribed by the Code to qualify for special tax treatment. Therefore, among other requirements,
	▪ No employee may receive a grant of ISOs for stock that would have an aggregate fair market value in excess of $100,000 (or such other amount as the Internal Revenue Service may decide from time to time), determined when the ISO is granted, that would be exercisable for the first time during any calendar year.
	▪ If any grant is made in excess of the limits provided in the Code, the grant automatically becomes a Nonqualified Stock Option.
Dividends/Dividend Equivalents	Dividends and dividend equivalents may not be paid on Options.

Term	Description
Special Provisions for SARs	SARs may be paid in shares, cash or a combination of shares and cash, as determined by the Compensation Committee.
	Upon exercise of a SAR, the SAR grantee will receive an amount equal to the excess of the fair market value of the shares on the date the election to surrender is received by HMS, over the fair market value of the shares on the date of grant multiplied by the number of shares covered by the grant of the SAR.
Number Granted	Determined by the Compensation Committee.
Dividends and Dividend Equivalents	Dividends and dividend equivalents may not be paid on SARs.
Vesting and Exercise Periods	As determined by the Compensation Committee. However, the term of SARs generally may not exceed ten years, except at the discretion of the Compensation Committee for a limited period (not more than 30 days) following the lifting of a black-out period or lock-up agreement.
Special Provisions for Restricted Stock Awards and Restricted Stock Unit Awards	Restricted Stock Awards: actual shares of common stock may be granted subject to the terms and conditions as the Compensation Committee prescribes.
	Restricted Stock Unit Awards: units valued by reference to shares of common stock may be granted subject to the terms and conditions as the Compensation Committee prescribes.
Number Granted	As determined by the Compensation Committee.
Employment or Board Membership Required	Grantees generally must remain employed or serve as Board members during a period designated by the Compensation Committee (the Restricted Period) to vest in or receive the shares, cash or combination thereof under the Restricted Stock Award or Restricted Stock Unit Award.
	If employment or Board membership ends before the Restricted Period ends, the Restricted Stock Award or Restricted Stock Unit Award will terminate.
	However, the Compensation Committee may, at the time of the grant, provide for the employment or Board membership restriction to lapse with respect to a portion or portions of the Restricted Stock Award or Restricted Stock Unit Award at different times during the Restricted Period. The Compensation Committee may, in its discretion, also provide for complete or partial exceptions to the employment or Board membership restriction as it deems equitable.
Lapse of Restrictions	All restrictions imposed under the Restricted Stock Award or Restricted Stock Unit Award lapse upon the expiration of the Restricted Period if the conditions described above have been met.
Form of Grant	Restricted Stock Awards are shares of common stock. Restricted Stock Unit Awards are units valued by reference to shares of common stock.
	Restricted Stock Awards will be settled in shares of common stock. Payouts of Restricted Stock Unit Awards may be in the form of shares of common

Term	Description
	stock, cash or any combination of shares and cash as determined by the Compensation Committee.
Dividends and Dividend Equivalents	Restricted Stock Awards will accrue cash dividends and Restricted Stock Unit Awards may accrue dividend equivalents, with payment in each case subject to the vesting of the underlying awards. Notwithstanding any other provision of the Plan to the contrary, with respect to any Restricted Stock Award or Restricted Stock Unit Award that provides for or includes a right to dividends or Dividend Equivalents, if dividends are declared during the period that such Restricted Stock Award or Restricted Stock Unit Award is outstanding, such dividends or Dividend Equivalents shall not be paid to a Participant unless and until the Restricted Stock Award or Restricted Stock Unit Award to which they relate has vested.
Special Provisions for Performance Awards	The Compensation Committee will determine the period for which a Performance Award is made, which is referred to as the Award Period, and the Performance Goals. Recipients of Performance Awards must remain employees throughout the Award Period.
Number Granted	As determined by the Compensation Committee.
Performance Goals	Performance Goals shall be based on attainment of one or any combination of the following performance criteria, which may include, without limitation: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonuses); earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of HMS; market share; gross profits; earnings (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; shareholders equity; operating efficiencies; and, client growth. Performance Goals that are financial metrics, may be determined in accordance with GAAP or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP. Performance Goals may include any other financial or other criteria established by the Compensation Committee.
Performance Share Award Payouts	The Compensation Committee will establish the method of calculating the amount of payment to be made under a Performance Award if Performance Goals are met, including any maximum payment.
	After the completion of an Award Period, the relevant performance will be measured against the Performance Goals, and the Compensation Committee will determine whether all, none or a portion of Performance Award is paid.
	The Compensation Committee may elect to make payment in shares, cash or a combination of cash and shares.

Term	Description
Dividends/Dividend Equivalents	The Compensation Committee may at the time of the grant, provide that any dividends declared during the Award Period, which would have been paid had the shares underlying the Performance Award been owned by the grantee, be (i) paid to the extent that the Performance Award is earned, (ii) accumulated and used to increase the number of shares underlying the Performance Award or (iii) not paid or accumulated. In no event will dividends or dividend equivalents be paid on unearned Performance Awards.
Other Share-Based Awards and Cash Awards	Actual shares of common stock, phantom shares of common stock and awards that are solely payable in cash may be granted in the amounts and on the terms and conditions as the Compensation Committee determines.

Other Information

Administration of the 2019 Omnibus Plan. The 2019 Omnibus Plan is administered by the Compensation Committee of our Board of Directors. To the extent permitted by law, the Compensation Committee may delegate certain of its authority in accordance with the 2019 Omnibus Plan, except in the case of Awards intended to be qualified under Rule 16b-3 of the Exchange Act. The Compensation Committee has the authority to, among other things, determine eligibility for and grant awards; determine, modify or waive the terms and conditions of any award; and prescribe forms, rules and procedures for awards. Determinations of the Compensation Committee under the 2019 Omnibus Plan will be conclusive and bind all parties.

Change in Control. Unless provided otherwise in the terms of a particular Award, in the event a Participant is involuntarily terminated without cause within 24 months following a change in control of HMS (as defined in the 2019 Omnibus Plan), Options and SARs will become fully vested and immediately exercisable, Restricted Stock Awards and Restricted Stock Unit Awards will immediately vest and become free of restrictions, all Performance Awards will be considered to be earned and payable in full, based on the applicable performance criteria or, if not determinable, at the target level and any deferral or other restriction will lapse and the Performance Awards will be immediately settled or distributed, and the restrictions and other conditions applicable to other Awards shall lapse, and such Awards will become fully vested and transferable, to the extent of the original grant.

Unless provided otherwise in the terms of a particular Award, in the event the successor company does not assume or substitute an Award, then immediately prior to the change in control of HMS, Options and SARs will become fully vested and immediately exercisable, Restricted Stock Awards and Restricted Stock Unit Awards will immediately vest and become free of restrictions, any Other Share-Based Awards or such other Awards shall become fully vested and become free of restrictions, and all Performance Awards will be considered to be fully earned at the target amount as of the date of the change in control.

Notwithstanding any other provision of the 2019 Omnibus Plan, in the event of a change in control, the Compensation Committee or Board may provide that each Option or SAR shall be cancelled in exchange for a cash payment in an amount equal to the amount by which the price paid to our shareholders in the change in control transaction exceeds the exercise price of the Option or SAR multiplied by the number of shares granted thereunder.

Adjustments. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Compensation Committee will make appropriate adjustments as it deems necessary, including, without limitation, adjustments to performance criteria, the maximum number of shares that may be delivered under the 2019 Omnibus Plan, the individual award maximums and maximum share limits described in the 2019 Omnibus Plan, the number and exercise price of outstanding

Stock Options and SARs, and the number and kind of shares subject to other awards granted under the 2019 Omnibus Plan.

Plan Amendment and Termination

The Board may amend, suspend or terminate the 2019 Omnibus Plan or any portion thereof at any time provided that (i) no amendment that would require shareholder approval under Nasdaq Marketplace Rules may be made effective until so approved by HMS's shareholders and (ii) if Nasdaq amends its corporate governance rules so that such rules no longer require shareholder approval of material amendments to equity compensation plans, then, from and after the effective date of such amendment to the Nasdaq Marketplace Rules, no amendment to the 2019 Omnibus Plan that materially increases the number of authorized shares under the 2019 Omnibus Plan (except as permitted by the 2019 Omnibus Plan), expands the types of Awards that may be granted thereunder, or materially expands the class of eligible Participants shall be effective, until HMS's shareholders approve such amendment. In addition, if at any time the approval of HMS's shareholders is required as to any other modification or amendment of Incentive Stock Options under the Code, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the 2019 Omnibus Plan shall apply to, and be binding on the holders of, all outstanding Awards at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the 2019 Omnibus Plan.

Non-transferability of Awards

No Award under the 2019 Omnibus Plan is transferable other than by will or by the laws of descent and distribution, except that the Compensation Committee may permit transfers of Options (other than ISOs) solely as gifts during the grantee's lifetime, to members of the Participant's immediate family (i.e., spouse, parent, child, stepchild, grandchild and their spouses) or to trusts, family partnerships or similar entities for the benefit of immediate family members.

Federal Income Tax Consequences

The United States federal income tax consequences that will arise with respect to participation in the 2019 Omnibus Plan and with respect to the sale of common stock acquired under the 2019 Omnibus Plan are summarized in the following discussion. This summary is based on the tax laws in effect as of the date of this Proxy Statement. In addition, this summary assumes that all awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. The summary deals with general tax principles applicable to the 2019 Omnibus Plan and does not purport to be a complete description of the federal income tax consequences of awards made under the 2019 Omnibus Plan. The summary also does not cover federal employment tax or other federal tax consequences that may be associated with the 2019 Omnibus Plan, or state, local or non-U.S. taxes. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options (ISOs). A Participant will not recognize income upon the grant of an ISO. Also, except as described below, a Participant will not recognize income upon exercise of an ISO if the Participant has been employed by HMS or its corporate parent or 50% or more-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the Participant exercises the option. If the Participant has not been so employed during that time, then the Participant will be taxed as described below under "Nonqualified Stock Options." In addition, if the fair market value of the common shares received upon exercise of an incentive stock option exceeds the exercise price, then the excess may be deemed a tax preference adjustment for purposes of the federal alternative minimum tax calculation. The federal alternative minimum tax may produce significant tax repercussions depending upon the Participant's particular tax status.

A Participant will recognize income upon the sale of the stock acquired under an ISO at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the Participant sells the stock. If a Participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a Participant sells the stock prior to satisfying these waiting periods, then the Participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the Participant has held the stock for more than one year and otherwise will be short-term. If a Participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the Participant held the stock for more than one year and otherwise will be short-term.

Nonqualified Stock Options (NSOs). A Participant will not recognize income upon the grant of a NSO. A Participant will recognize compensation income upon the exercise of a NSO equal to the value of the stock on the day the Participant exercised the option less the exercise price. Upon sale of the stock, the Participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the Participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock. A Participant will not recognize income upon the grant of restricted stock unless the Participant makes an election under Section 83(b) of the Code within 30 days of the date of grant. If the Participant makes a timely 83(b) election, then the Participant will recognize compensation income equal to the fair market value of the stock on the date of grant less the purchase price. When the stock is sold, the Participant will have capital gain or loss equal to the difference between the sales proceeds and the fair market value of the stock on the date of grant. If the Participant does not timely make an 83(b) election, then when the stock vests the Participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the Participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the Participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Units. A Participant will not recognize income upon the grant of a restricted stock unit award. A Participant is not permitted to make a Section 83(b) election with respect to a restricted stock unit award. When the restricted stock unit vests, the Participant will recognize compensation income on the date payment is made or shares are issued under the restricted stock unit in an amount equal to the fair market value of the stock on such date (or the amount of the cash paid). When the stock, if any, is sold, the Participant will have capital gain or loss equal to the sales proceeds less the fair market value of the stock already taken into income. Any capital gain or loss will be long-term if the Participant held the stock for more than one year and otherwise will be short-term.

Stock Appreciation Rights. A Participant will not recognize income upon the grant of a stock appreciation right. If the Participant receives the appreciation inherent in the stock appreciation right in cash, the cash will be taxed as ordinary income to the Participant at the time it is received. If a Participant receives the appreciation inherent in the stock appreciation right in common shares, the spread between the then current fair market value and the grant price, if any will be taxed as ordinary income to the Participant at the time it is received.

Awards That Are Settled in Cash or in Shares That Are Not Subject to a Substantial Risk of Forfeiture. With respect to other awards that are settled either in cash or in shares that are not subject to a substantial risk of forfeiture, the Participant will recognize ordinary income equal to the excess of (a) the cash or the fair market value of any shares received (determined as of the date of settlement) over (b) the amount, if any, paid for the shares by the Participant.

Federal Tax Withholding. Any ordinary income realized by a Participant other than a non-employee director with respect to an award granted under the 2019 Omnibus Plan is subject to withholding of federal, state, and local income tax and to withholding of the Participant's share of tax under the Federal Insurance Contribution Act. To satisfy tax withholding requirements, the Company will have the right to require that, as a condition to delivery of any certificate for common shares, the Participant remit to the Company an amount sufficient to satisfy the withholding requirements. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations.

Withholding does not represent an increase in the Participant's total income tax obligation, since it is fully credited toward his or her tax liability for the year. Additionally, withholding does not affect the Participant's tax basis in the common shares. Compensation income realized and tax withheld will be reflected on Forms W-2 supplied by the

Company to employees by January 31 of the succeeding year. Deferred compensation that is subject to Section 409A of the Code will be subject to certain federal income tax withholding and reporting requirements.

Tax Consequences to Us. There will be no tax consequences to us except that we will be entitled to a deduction when a Participant has compensation income, provided that the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the limitations of Section 162(m) of the Code.

Million Dollar Deduction Limit and Other Tax Matters. The Company may not deduct compensation of more than $1,000,000 that is paid to "covered employees" (as defined in Section 162(m) of the Code), which include an individual (or, in certain circumstances, his or her beneficiaries) who, at any time during the taxable year, is the Company's principal executive officer, principal financial officer, an individual who is among the three highest compensated officers for the taxable year (other than an individual who was either the Company's principal executive officer or its principal financial officer at any time during the taxable year), or anyone who was a covered employee for purposes of Section 162(m) of the Code for any tax year beginning on or after January 1, 2017.

If an individual's rights under the 2019 Omnibus Plan are accelerated as a result of a change in control and the individual is a "disqualified individual" under Section 280G of the Code, the value of any such accelerated rights received by such individual may be included in determining whether or not such individual has received an "excess parachute payment" under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income tax) payable by the individual on the value of such accelerated rights, and (ii) the loss by the Company of a compensation deduction.

Stock Price

On April 1, 2019, the closing price of our common stock on The Nasdaq Global Select Market was $30.05.

Interest of Directors and Executive Officers

All members of our Board and all of our executive officers are eligible for awards under the 2019 Omnibus Plan and, thus, have a personal interest in the approval of the 2019 Omnibus Plan.

New Plan Benefits

The benefits and amounts that may be received in the future by persons eligible to participate in the 2019 Omnibus Plan are not currently determinable because the granting of awards under the 2019 Omnibus Plan is subject to the discretion of the Compensation Committee.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of December 31, 2018. The table does not reflect any amounts under the 2019 Omnibus Plan to be approved at the 2019 Annual Meeting.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	5,825,734	(1)	17.07	4,758,398
Equity compensation plans not approved by shareholders	19,004	(2)	12.00	—
Total	5,844,738			

(1) This includes stock options and restricted stock units granted under our HMS Holdings Corp. Fourth Amended and Restated 2006 Stock Plan, as amended, and 2016 Omnibus Plan.

(2) This includes stock options granted under the HDI Holdings, Inc. Amended 2011 Stock Option and Stock Issuance Plan, which was assumed in connection with our acquisition of HDI and approved by the Compensation Committee of our Board.

Registration with the SEC

If the proposal is approved, we intend to file a Registration Statement on Form S-8 relating to the issuance of common shares under the 2019 Omnibus Plan with the SEC pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the 2019 Omnibus Plan by the shareholders.

PROPOSAL FOUR: RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Grant Thornton LLP ("Grant Thornton") as our independent registered public accounting firm for the fiscal year ending December 31, 2019, and our shareholders are asked to ratify this selection. The Audit Committee first engaged Grant Thornton as our new independent registered public accounting firm and dismissed KPMG LLP ("KPMG") on August 24, 2017. Additional information regarding this change is included under the heading "Changes in Registrant's Certifying Accountant." The Company expects representatives of Grant Thornton to be present at the 2019 Annual Meeting, where they will be available to respond to appropriate questions from shareholders and make a statement if they desire to do so.

Audit and Non-Audit Fees

The aggregate fees for professional services rendered by Grant Thornton during fiscal 2018 and 2017 are set forth in the table below. A description of these services follows the table. All audit and non-audit services disclosed in the table were pre-approved by the Audit Committee prior to the provision of the services, except the continuing engagements described under the heading "All Other Fees" that were approved at the time of the appointment of Grant Thornton as our independent registered public accounting firm and the other engagements under the heading "All Other Fees" that were completed by Grant Thornton prior to its appointment.

Type of Fee	2018 ($)	2017 ($)
Audit Fees	1,044,574	952,733
Audit-Related Fees	281,015	—
Tax Fees	—	—
All Other Fees	—	381,631[1]
Total	**1,325,589**	**1,334,364**

(1) For fiscal 2017, Grant Thornton was engaged to provide the non-audit services prior to its appointment as independent auditor for 2017.

Audit Fees

The aggregate audit fees billed for professional services rendered by Grant Thornton for 2018 include fees for the integrated audit of our 2018 consolidated financial statements and internal control over financial reporting and reviews of our consolidated financial statements included in our 2018 quarterly reports on Form 10-Q.

The aggregate audit fees billed for professional services rendered by Grant Thornton for 2017 include fees for the integrated audit of our 2017 consolidated financial statements and internal control over financial reporting, reviews of our consolidated financial statements included in our 2017 quarterly reports on Form 10-Q (which, for the quarterly periods ended March 31, 2017 and June 30, 2017 were limited) and procedures related to the audit of the Eliza acquisition.

Audit-Related Fees

Audit-Related Fees consist of fees related to the performance of the audit or review of our consolidated financial statements that are not reported under "Audit Fees." The aggregate fees billed for audit-related services rendered by Grant Thornton for 2018 include fees for (i) service organization controls testing and reporting and (ii) service organization controls readiness assessments.

Fees for similar services billed by Grant Thornton for 2017 are included under "All Other Fees" below because Grant Thornton was retained to perform such services and substantially performed such services prior to its appointment as our independent registered public accounting firm for 2017.

All Other Fees

The aggregate fees billed for all other professional services rendered by Grant Thornton for 2017 include fees for (i) service organization controls testing and reporting, which services were continuing on August 24, 2017, the date Grant Thornton was appointed as our independent registered public accounting firm for 2017, and approved by the Audit Committee on the date of such appointment and (ii) service organization controls readiness assessments, which services were completed prior to August 24, 2017, except that the final report was issued on September 18, 2017.

Audit Committee Pre-Approval Policies and Procedures

In accordance with its Charter, the Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. At the time of the annual engagement of our independent registered public accounting firm or as soon as practicable thereafter, the Audit Committee pre-approves specific services and/or categories of services that may be provided during the year by the independent registered public accounting firm and the estimated fees for such services. During the year, circumstances may arise when it may become necessary or appropriate to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In such circumstances, our senior management seeks approval from the Audit Committee to engage the independent registered public accounting firm for such additional services. A description of any proposed non-audit services is provided to the Audit Committee along with the estimated fees for its pre-approval. For each proposed service, the independent registered public accounting firm is required to provide detailed supporting documentation at the time of approval to permit the Audit Committee to make a determination whether the performance of such services would impair the auditor's independence. The Audit Committee is regularly informed of any non-audit services provided by the independent auditor pursuant to this pre-approval process. In connection with the engagement of a new independent registered public accounting firm, the Audit Committee approves the continuation of any permissible non-audit services being performed by that firm that commenced prior to the engagement.

Effect of Your Vote on This Proposal

The submission of this matter for approval by shareholders is not required by law and the results of the vote on this proposal are not binding. If this proposal is not approved at the 2019 Annual Meeting, the Audit Committee may reconsider its selection of Grant Thornton. Even if the proposal is approved, the Audit Committee, in its discretion, may direct the appointment of a new independent registered public accounting firm at any time if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

Vote Required

The affirmative vote of a majority of the votes cast at the 2019 Annual Meeting on such matter (and voting affirmatively or negatively) is required to ratify the selection of Grant Thornton as our independent registered public accounting firm for the fiscal year ending December 31, 2019.

> **The Board of Directors recommends a vote "FOR" the proposal to ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.**

AUDIT COMMITTEE REPORT

In accordance with its Charter, the Audit Committee of the Board of Directors of HMS Holdings Corp., among its other duties, assists the Board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices. The Audit Committee consists of four non-employee directors who meet the independence and financial literacy requirements of Nasdaq and the additional, heightened independence criteria applicable to members of the Audit Committee under SEC and Nasdaq Marketplace Rules. During 2018, the Audit Committee met five times.

In discharging its oversight responsibility as to our financial reporting process, the Audit Committee reviewed and discussed our audited financial statements as of and for the fiscal year ended December 31, 2018 with management. Management has the responsibility for the preparation of our financial statements and HMS's independent registered public accounting firm, Grant Thornton, has the responsibility for the examination of those statements.

The Audit Committee discussed with Grant Thornton the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees," as adopted by the Public Company Accounting Oversight Board, or PCAOB.

The Audit Committee has received from Grant Thornton a formal written statement describing all relationships between Grant Thornton and HMS that might bear on Grant Thornton's independence, as required by applicable requirements of the PCAOB, and has discussed with Grant Thornton any relationships that may impact its objectivity and independence. The Audit Committee has also considered whether the provision of non-audit services by Grant Thornton is compatible with its independence. Based on the foregoing, the Audit Committee has concluded that Grant Thornton is independent from HMS and its management.

Based on the above-mentioned review and discussions with management and Grant Thornton, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2018, for filing with the SEC.

By the Audit Committee of the Board of Directors of HMS Holdings Corp.

Ellen A. Rudnick, *Chair*
Robert Becker
Bart M. Schwartz
Cora M. Tellez

The information contained in the Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

The Audit Committee conducted a competitive process to determine the Company's independent registered public accounting firm for the Company's fiscal year ended December 31, 2017. As a result of the process, on August 24, 2017, the Audit Committee approved the engagement of Grant Thornton as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2017 and the dismissal of KPMG, effective immediately. KPMG continues to provide non-audit services to the Company.

The reports of KPMG on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2016 and 2015 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The reports of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2016 and December 31, 2015 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG's report indicates that the Company did not maintain effective internal control over financial reporting as of December 31, 2016 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the material weaknesses related to the estimated liability of appeals and the accounts receivable allowance have been identified and included in management's assessment in Item 9A of Form 10-K filed with the SEC on June 6, 2017.

During the Company's fiscal years ended December 31, 2016 and 2015, and the subsequent interim period through August 24, 2017, there were no: (i) disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in their reports to the Company's consolidated financial statements for such years, or (ii) reportable events as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

During the Company's fiscal years ended December 31, 2016 and December 31, 2015, and the subsequent interim period through August 24, 2017, neither the Company nor anyone acting on its behalf consulted with Grant Thornton regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or the effectiveness of internal control over financial reporting, where either a written report or oral advice was provided to the Company that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

In accordance with Instruction 2 of Item 304 of Regulation S-K, the Company furnished Grant Thornton and KPMG a copy of the disclosures in this Proxy Statement required by Item 304(a) of Regulation S-K prior to the time the Proxy Statement was filed with the SEC. In the event that Grant Thornton or KPMG believed the disclosures were incorrect or incomplete, they were permitted to express their views in a brief statement to be included in this Proxy Statement. Neither Grant Thornton nor KPMG submitted such a statement.

OWNERSHIP OF HMS COMMON STOCK

The following tables set forth information known to us with respect to the beneficial ownership of our common stock as of April 1, 2019 by (i) each of our directors and nominees for Class II director, (ii) Messrs. Lucia, O'Gara, Sherman and Williams and Ms. Neuman, whom we refer to in this Proxy Statement as our named executive officers, (iii) all of our directors and current executive officers as a group and (iv) each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of our common stock.

The tables are based upon information supplied to us by directors, executive officers and principal shareholders and filings under the Exchange Act, as amended. We have based our calculation of the percentage of beneficial ownership on 87,083,776 shares of our common stock outstanding as of April 1, 2019, unless otherwise noted. The beneficial ownership reported in the following tables is determined in accordance with the applicable rules of the SEC and does not necessarily indicate beneficial ownership for any other purpose. For purposes of the following tables, an entity or individual is considered the beneficial owner of shares of common stock if the entity or individual directly or indirectly has or shares voting power or investment power, as defined in the rules of the SEC, with respect to such shares or has the right to acquire beneficial ownership of such shares within 60 days of April 1, 2019.

Unless otherwise noted and subject to applicable community property laws, to our knowledge each shareholder named in the following table possesses sole voting and investment power over the shares listed. The address of each person listed in the table is c/o HMS Holdings Corp., 5615 High Point Drive, Irving, Texas 75038. To our knowledge, as of April 1, 2019, none of our officers or directors has pledged any of the shares that they respectively beneficially own as security.

Security Ownership of Directors and Executive Officers

Name of Beneficial Owner	Number of Outstanding Shares of Common Stock	Number of Shares Underlying Options Exercisable Within 60 Days[1]	Number of Shares Underlying Restricted Stock Units that will Vest Within 60 Days[2][3]	Percent of Class
Directors and Nominees for Class II Director (who are not officers):				
Robert Becker	5,000	5,367	—	*
Craig R. Callen	19,000	31,151	—	*
William F. Miller III	133,439 [4]	33,740	5,368	*
Ellen A. Rudnick	50,308	16,784	2,684	*
Bart M. Schwartz	29,718	13,740	2,684	*
Richard H. Stowe	—	33,740	—	*
Cora M. Tellez	630	5,467	—	*
Named Executive Officers:				
William C. Lucia	636,191 [5]	477,394	—	1.27%
Emmet W. O'Gara	3,747	16,314	—	*
Jeffrey S. Sherman	116,042 [6]	376,054	—	*
Douglas M. Williams Jr.	27,454 [7]	370,163	—	*
K. Semone Neuman	—	—	—	*
All current directors and executive officers as a group (16 persons)[8]	1,047,131 [9]	1,482,284	17,308	2.87%

* Less than 1% of outstanding shares

(1) Includes the number of shares that could be purchased by exercise of options exercisable at April 1, 2019 or within 60 days thereafter. The amounts reported in this column are excluded from the amounts reported in the column "Number of Outstanding Shares of Common Stock."

(2) Includes the number of shares underlying restricted stock units that are not subject to outstanding performance conditions and vest within 60 days of April 1, 2019, and excludes vested and unvested deferred stock units acquired pursuant to the Director Deferred Compensation Plan. Restricted stock units do not have voting power and are payable solely in shares of HMS common stock. The amounts reported in this column are excluded from the amounts reported in the column "Number of Outstanding Shares of Common Stock."

(3) Excludes deferred stock units (whether or not vested) held by non-employee directors pursuant to the Director Deferred Compensation Plan as follows: Mr. Becker (23,112), Mr. Callen (31,152), Mr. Miller (4,058), Ms. Rudnick (20,012), Mr. Schwartz (34,300), Mr. Stowe (73,806), and Ms. Tellez (57,379).

(4) Includes 3,900 shares of common stock held in trusts for the benefit of Mr. Miller's family. Mr. Miller disclaims beneficial ownership of the shares of common stock held by the trusts.

(5) Includes 581,734 shares of common stock held by the William C. Lucia Family Trust, a revocable trust for which Mr. Lucia serves as trustee.

(6) Includes 10,760 shares of common stock held by a revocable family trust for the benefit of Mr. Sherman's children and for which Mr. Sherman and his spouse serve as trustees.

(7) Includes 2,500 shares held jointly with Mr. William's spouse.

(8) Includes the named executive officers (other than Ms. Neuman), the current directors, Mses. Bjorck, Perrin and South and Messrs. Alexander and Sims.

(9) Includes the shares reported in footnotes (4), (5), (6) and (7).

Based on a review of filings with the SEC, the following entities hold more than 5% of our outstanding shares of common stock as of the date indicated on the respective filing.

Security Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner	Number of Outstanding Shares of Common Stock (#)	Percent of Class (%)
BlackRock, Inc.	12,449,568 (1)	14.3
The Vanguard Group	8,611,554 (2)	9.9
Wellington Management Group LLP and affiliated entities	8,671,555 (3)	10.0

(1) Represents shares of HMS common stock beneficially owned as of December 31, 2018 based solely on a Schedule 13G/A filed with the SEC on January 28, 2019. According to the Schedule 13G/A, BlackRock, Inc., in its capacity as a parent holding company or control person of subsidiaries that acquired the reported securities, has sole voting power over 12,262,795 shares and sole dispositive power over 12,449,568 shares. The Schedule 13G/A was filed on BlackRock's behalf and on behalf of its subsidiaries BlackRock (Netherlands) B.V.; BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management Schweiz AG; BlackRock Financial Management, Inc.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, N.A.; Blackrock International Limited; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Limited; BlackRock Investment Management, LLC; BlackRock Japan Co., Ltd. and BlackRock (Luxembourg) S.A. BlackRock Fund Advisors beneficially owns 5% or greater of the outstanding shares of the class. BlackRock's principal business address is 55 East 52nd Street, New York, NY 10055.

(2) Represents shares of HMS common stock beneficially owned as of December 31, 2018 based solely on a Schedule 13G/A filed with the SEC on February 12, 2019. According to the Schedule 13G/A, The Vanguard Group, a registered investment advisor, has sole voting power over 160,398 shares, shared voting power over 13,978 shares, sole dispositive power over 8,445,365 shares and shared dispositive power over 166,189 shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 152,211 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 22,165 shares as a result of its serving as investment manager of Australian investment offerings. The Vanguard Group's principal business address is 100 Vanguard Boulevard, Malvern, PA 19355.

(3) Represents shares of HMS common stock beneficially owned as of February 28, 2019 based solely on a Schedule 13G/A filed with the SEC on March 11, 2019. According to the Schedule 13G/A, Wellington Management Group LLP ("Wellington

Management"), Wellington Group Holdings LLP ("Wellington Holdings") and Wellington Investment Advisors Holdings LLP ("Wellington Advisors") have shared voting power over 6,766,374 shares and shared dispositive power over 8,671,555 shares and Wellington Management Company LLP ("Wellington Company") has shared voting power over 6,571,954 shares and shared dispositive power over 7,722,189 shares. These shares are owned of record by clients of one or more of the following investment advisors directly or indirectly owned by Wellington Management: Wellington Management Company LLP, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd, Wellington Management Hong Kong Ltd, Wellington Management International Ltd, Wellington Management Japan Pte Ltd and Wellington Management Australia Pty Ltd (collectively, the "Wellington Investment Advisors"). Wellington Advisors controls directly or indirectly through Wellington Management Global Holdings Ltd. the Wellington Investment Advisors. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares. No such client is known to have such right or power with respect to more than 5% of this class of securities. Wellington Management's principal business address is 280 Congress Street, Boston, MA 02210.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Exchange Act our executive officers, directors and persons owning more than 10% of a registered class of our equity securities are required to file reports of ownership and changes in ownership of common stock with the SEC. Copies of such reports are required to be furnished to us.

Based solely on a review of the copies of such reports furnished to us, or written representations that no other reports were required, we believe that during fiscal 2018, all of the reporting persons complied with the requirements of Section 16(a), except that Mr. Miller was late in filing one report involving one transaction due to an administrative oversight.

ADDITIONAL INFORMATION

Shareholder Proposals and Director Nominations for 2020 Annual Meeting

Pursuant to Rule 14a-8 under the Exchange Act, shareholders may present proper proposals for inclusion in our proxy statement relating to, and for consideration at, the 2020 Annual Meeting of Shareholders, or the 2020 Annual Meeting, by submitting their proposals to us in a timely manner. Such proposals will be so included if they are received in writing at our principal executive office no later than December 14, 2019 and if they otherwise comply with the requirements of Rule 14a-8. Proposals should be addressed to: Meredith W. Bjorck, Corporate Secretary, HMS Holdings Corp., 5615 High Point Drive, Irving, Texas 75038.

With regard to any proposal by a shareholder not seeking to have such proposal included in the proxy statement, but seeking to have such proposal considered at the 2020 Annual Meeting or seeking to nominate a candidate for director at the 2020 Annual Meeting, in order for such proposal/nomination to be considered timely it must be received in writing by the Corporate Secretary at our principal executive office between January 23, 2020 and February 22, 2020. If a shareholder fails to timely notify us of such proposal/nomination, the chairman of the meeting may determine that the proposal/nomination may not be brought before the annual meeting. Any proposals submitted by shareholders must comply in all respects with (i) the rules and regulations of the SEC, (ii) the provisions of our Certificate of Incorporation and our Bylaws and (iii) applicable Delaware law.

You may contact the Corporate Secretary at our principal place of business for a copy of the relevant Bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates. Our Amended and Restated Bylaws are also available on our website under the "Investors—Corporate Governance" tabs at http://investor.hms.com/corporate-governance.cfm.

Shareholder Communication with the Board of Directors

Shareholders and other outside parties who wish to communicate with a director should address their correspondence to such director in care of the Corporate Secretary at the address specified on our website at http://investor.hms.com/corporate-governance/contact-the-board. The Board has instructed the Corporate Secretary to review and determine whether to forward all such correspondence in her discretion. Generally, correspondence will not be forwarded if it is deemed to be irrelevant to or inconsistent with HMS's operations or policies, or of a commercial nature.

Annual Report

Our 2018 Annual Report is concurrently being provided or mailed to shareholders. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board knows of no business to be presented at the 2019 Annual Meeting other than as set forth herein. If other matters properly come before the 2019 Annual Meeting, the persons named as proxies will vote on such matters in their discretion.

BY ORDER OF THE BOARD OF DIRECTORS



Meredith W. Bjorck
Executive Vice President,
Chief Legal Officer and Corporate Secretary

Dated: April 12, 2019

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS ARE URGED TO SUBMIT THEIR VOTE AS SOON AS POSSIBLE BY FOLLOWING THE INSTRUCTIONS ON THEIR PROXY CARD OR VOTING INSTRUCTION FORM FOR VOTING OVER THE INTERNET OR BY TELEPHONE, OR IF YOU RECEIVED A PAPER COPY OF THE PROXY OR VOTING INSTRUCTION FORM BY MAIL, BY COMPLETING, SIGNING, DATING AND RETURNING THE ACCOMPANYING FORM OF PROXY IN THE ENCLOSED ENVELOPE.

ANNEX A

The Company believes that the non-GAAP financial measures presented in the CD&A provide useful information to the Company's management, investors, and other interested parties about the Company's operating performance because they allow them to understand and compare the Company's operating results during the current periods to the prior year periods in a more consistent manner. The non-GAAP measures presented in the CD&A may not be comparable to similarly titled measures used by other companies. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP and reflect an additional way of viewing aspects of the Company's operations that, when viewed with GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provides a more complete understanding of the results of operations and trends affecting the Company's business. These non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to financial measures calculated in accordance with GAAP.

HMS HOLDINGS CORP. AND SUBSIDIARIES
(unaudited)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

(in thousands, except percentages)	Twelve Months Ended	
	December 31, 2018	December 31, 2017
Net Income	$ 54,989	$ 40,054
Net interest expense	10,221	10,576
Income taxes	(1,972)	(199)
Depreciation and amortization of property and equipment and intangible assets	57,596	50,070
Earnings before interest, taxes, depreciation and amortization (EBITDA)	120,834	100,501
Stock-based compensation expense	21,507	24,143
Settlement expense	20,000	-
Adjusted EBITDA	$ 162,341	$ 124,644
% of Revenue	27.1%	23.9%
Adjusted EBITDA, excluding Medicare RAC reserve release	$ 156,041	$ 124,644
% of Revenue	26.5%	23.9%

Reconciliation of Net Income to GAAP EPS (Diluted) and Adjusted EPS (Diluted)

(in thousands, except per share amounts)	Twelve Months Ended	
	December 31, 2018	December 31, 2017
Net Income	$ 54,989	$ 40,054
Stock-based compensation expense	21,507	24,143
Settlement expense	20,000	-
Amortization of acquisition related software and intangible assets	32,975	30,393
Income tax related to adjustments [1]	(19,216)	273
Adjusted net income	$ 110,255	$ 94,863
Weighted average common shares, diluted	86,144	85,088
Diluted GAAP EPS [2]	$ 0.64	$ 0.47
Diluted adjusted EPS	$ 1.28	$ 1.11
Discrete tax benefits	$ 0.19	$ 0.40
Medicare RAC reserve release benefit	$ 0.05	$ -
Diluted adjusted EPS after Medicare RAC reserve release and discrete tax benefits	$ 1.04	$ 0.71

(1) Tax effect of adjustments is computed as the pre-tax effect of the adjustments multiplied by the adjusted annual effective tax rate at period end.

(2) Diluted GAAP EPS for the year ended December 31, 2018 included discrete tax benefits of $0.19 per diluted share, primarily related to state tax apportionments, the closure of routine outstanding prior year tax audits, the exercise of employee stock options, the abandonment of subsidiary stock related to a 2010 acquisition, and year-end federal and state tax adjustments or provision true ups. Diluted GAAP EPS for the year ended December 31, 2017 included a non-cash tax benefit of $0.40 per diluted share, primarily related to federal tax legislation enacted in December 2017.

ANNEX B

HMS Holdings Corp. 2019 Omnibus Incentive Plan

HMS HOLDINGS CORP.
2019 OMNIBUS INCENTIVE PLAN

SECTION 1.   *Purpose*

The purpose of the HMS Holdings Corp. 2019 Omnibus Incentive Plan (as amended from time to time, the "Plan") is to furnish a material incentive to employees and non-employee Directors (defined below) of the Company (defined below) and its subsidiaries by making available to them the benefits of a larger common stock ownership in the Company through stock options and other awards. It is believed that these increased incentives stimulate the efforts of employees and non-employee Directors towards the continued success of the Company and its affiliates, as well as assist in the recruitment of new employees and non-employee Directors.

SECTION 2.   *Definitions*

As used in the Plan, the following terms shall have the meanings set forth below:

(a)   *"Affiliate"* shall mean any Person that directly, or through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

(b)   *"Award"* shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Share, Performance Unit, Cash Award, Dividend Equivalent or any other right, interest or option relating to Shares granted pursuant to the provisions of the Plan.

(c)   *"Award Agreement"* shall mean any written or electronic agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder, which in the sole and absolute discretion of the Committee may, but need not, be signed or acknowledged by the Company and the Participant.

(d)   *"Award Period"* shall have the meaning set forth in Section 9 of the Plan.

(e)   *"Board"* shall mean the Board of Directors of the Company.

(f)   *"Cash Award"* shall mean any incentive award granted under Section 10 that is payable only in cash.

(g)   *"Change in Control"* shall mean the occurrence of any of the following events:

(i)   the acquisition by a Person or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person or group beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) 50.01% or more of either (x) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection any acquisition directly from the Company will not be a Change in Control, nor will any acquisition by any individual, entity, or group pursuant to a Business Combination (as defined below) that complies with subclauses (x) and (y) of clause (ii) of this definition;

(ii)   the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all (i.e., in excess of 85%) of the assets of the Company (a "Business Combination"), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include a corporation that as a result of such transaction owns the Company or substantially all of the Company's assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the "Acquiring Corporation") in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination and (y) no Person beneficially owns, directly or indirectly, 50.01% or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination); or

(iii)   a change in the composition of the Board that results, during any one year period, in the Continuing Directors (as defined below) no longer constituting a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term "Continuing Director" means at any date a member of the Board (x) who was a member of the Board on the Effective Date or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office after the Effective Date occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board;

provided that, solely with respect to an Award that constitutes "deferred compensation" subject to Section 409A of the Code ("Section 409A") and that is payable on account of a Change in Control (including any installments or stream of payments that are accelerated on account of a Change in Control), a Change in Control shall occur only if such event also constitutes a "change in the ownership", "change in effective control", and/or a "change in the ownership of a substantial portion of assets" of the Company as those terms are defined under Treasury Regulation §1.409A-3(i)(5), but only to the extent necessary to establish a time or form of payment that complies with Section 409A, without altering the definition of Change in Control for purposes of determining whether a Participant's rights to such Award become vested or otherwise unconditional upon the Change in Control.

(h)   *"Change in Control Price"* means, with respect to a Share, (i) if the Change in Control is the result of a tender or exchange offer or a corporate transaction, the price per such Share paid in such tender or exchange offer or corporate transaction; or (ii) if the Change in Control is not the result of a tender or exchange offer or a corporate transaction, the Fair Market Value per Share on the date of the Change in Control. To the extent the consideration paid in any such transaction described above consists in full or in part of securities or other noncash consideration, the value of such securities or other noncash consideration shall be determined in the sole discretion of the Committee.

(i)   *"Code"* shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(j)   *"Committee"* shall mean the Compensation Committee of the Board or such other persons or committee or subcommittee to which it has delegated any authority, as may be appropriate.

(k)   *"Company"* shall mean HMS Holdings Corp., a Delaware corporation.

(l) *"Director"* shall mean a member of the Board.

(m) "*Dividend Equivalent*" shall mean an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding Shares.

(n) *"Effective Date"* shall mean May 22, 2019, the date this Plan is effective.

(o) *"Employee"* shall mean any employee of the Company or any Affiliate. For any and all purposes under this Plan, the term "Employee" shall not include a person hired as an independent contractor, leased employee, consultant or a person otherwise designated by the Committee, the Company or an Affiliate at the time of hire as not eligible to participate in or receive benefits under the Plan or not on the payroll, even if such ineligible person is subsequently determined to be a common law employee of the Company or an Affiliate or otherwise an employee by any governmental or judicial authority. Unless otherwise determined by the Committee in its sole discretion, for purposes of the Plan, an Employee shall be considered to have terminated employment or services and to have ceased to be an Employee if his or her employer ceases to be an Affiliate, even if he or she continues to be employed by such employer.

(p) *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended.

(q) *"Fair Market Value"* shall mean, with respect to Shares, as of any date, the closing price of the Shares as reported on the Nasdaq Global Select Market ("Nasdaq") for that date or, if no such prices are reported for that date, the closing price on the next preceding date for which such prices were reported, unless otherwise determined by the Committee. The Board or the Committee can substitute a particular time of day or other measure of "closing sale price" if appropriate because of exchange or market procedures or can, in its sole discretion, use weighted averages either on a daily basis or such longer period as complies with Section 409A.

(r) *"Incentive Stock Option"* shall mean an Option granted under Section 6 that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(s) *"Nonqualified Stock Option"* shall mean either an Option granted under Section 6 that is not intended to be an Incentive Stock Option or an Incentive Stock Option that has been disqualified.

(t) *"Option"* shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

(u) *"Participant"* shall mean an Employee or a non-employee Director who is selected by the Committee or the Board from time to time in their sole discretion to receive an Award under the Plan.

(v) *"Performance Award"* shall have the meaning set forth in Section 9 of the Plan.

(w) *"Performance Goals"* shall have the meaning set forth in Section 9 of the Plan.

(x) *"Performance Period"* shall mean that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

(y) *"Performance Shares"* shall have the meaning set forth in Section 9 of the Plan.

(z) *"Performance Units"* shall have the meaning set forth in Section 9 of the Plan.

(aa) *"Person"* shall mean any individual, corporation, partnership, association, limited liability company, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

(bb) *"Prior Plan"* shall mean the HMS Holdings Corp. Fourth Amended and Restated 2006 Stock Plan, as amended, the HDI Holdings, Inc. Amended 2011 Stock Option and Stock Issuance Plan and the HMS Holdings Corp. 2016 Omnibus Incentive Plan.

(cc) *"Restricted Period"* shall have the meaning set forth in Section 8 of the Plan.

(dd) *"Restricted Stock"* shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose (including, without limitation, any restriction on the right to vote such Share and the right to receive any cash dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(ee) *"Restricted Stock Award"* shall mean an award of Restricted Stock under Section 8 of the Plan.

(ff) *"Restricted Stock Unit"* shall mean a unit that is valued by reference to a Share, which value may be paid to the Participant by delivery of cash, Shares or such other property as the Committee shall determine and with such restrictions as the Committee, in its sole discretion, may impose and which may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(gg) *"Restricted Stock Unit Award"* shall mean an award of Restricted Stock Units under Section 8 of the Plan.

(hh) *"Section 16 Participant"* shall have the meaning set forth in Section 16 of the Plan.

(ii) *"Shares"* shall mean the shares of common stock of the Company.

(jj) *"Spread"* shall have the meaning set forth in Section 7 of the Plan.

(kk) *"Stock Appreciation Right"* shall have the meaning set forth in Section 7 of the Plan.

(ll) *"Substitute Award"* shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Affiliate combines.

SECTION 3.   *Administration*

The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board or the Committee, to (a) select the Employees and directors of the Company and its Affiliates to whom Awards may from time to time be granted hereunder; (b) determine the type or types of Award to be granted to each Participant hereunder; (c) determine the number of Shares to be covered by or relating to each Award granted hereunder; (d) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder including, but not limited to, the exercise price, grant price, or purchase price, any performance goals, any restrictions or limitations on the Award, any schedule for vesting that complies with the terms of the Plan, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to clawback or recoupment with respect to an Award, based in each case on such considerations as the Committee in its sole discretion determines; (e) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property or canceled or suspended; (f) determine whether, to what extent, and under what circumstances payment of cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant in a manner consistent with Section 409A; (g) interpret and administer the Plan and any instrument or agreement entered into under the Plan; (h) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (i) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan. The Committee may, in its sole and absolute discretion, and subject to the provisions of the Plan, from time to time delegate any or all of its authority to administer the Plan to any other persons or committee as it deems necessary or appropriate for the proper administration of the Plan, except that no such delegation shall be made in the case of Awards intended to be qualified under Rule 16b-3 of the Exchange Act. The decisions of the Committee shall be final, conclusive and binding with respect to the interpretation and administration of the Plan and any grant made under it. The Committee shall make, in its sole discretion, all determinations arising in the administration, construction or interpretation of the Plan and Awards under the Plan, including the right to construe disputed or doubtful Plan or Award terms and provisions, and any such determination shall be conclusive and binding on all persons, except as otherwise provided by law. A majority of the members of the Committee may determine its actions and fix the time and place of its meetings.

Except as provided in Section 12, the Committee shall be authorized to make adjustments in Performance Award criteria or in the terms and conditions of other Awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in applicable laws, regulations or accounting principles. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry it into effect. In the event that the Company shall assume outstanding employee benefit awards or the right or obligation to make future such awards in connection with the acquisition of or combination with another corporation or business entity, the Committee may, in its discretion, make such adjustments in the terms of Awards under the Plan as it shall deem appropriate.

SECTION 4.   *Shares Subject to the Plan*

(a) Subject to adjustment as provided in Section 4(c), a total of 9,100,000 Shares shall be authorized for Awards granted under the Plan, less one (1) Share for every one (1) Share subject to an option or stock appreciation right granted under the Prior Plan after March 5, 2019 and 1.5 Shares for every one (1) Share subject to Awards other than options and stock appreciation rights granted under the Prior Plan after March 5, 2019. Any Shares that are subject to Options or Stock Appreciation Rights shall be counted against this limit as one (1) Share for every one (1) Share granted, and any Shares that are subject to Awards other than Options or Stock Appreciation Rights shall be counted against this limit as 1.5 Shares for every one (1) Share granted. After the Effective Date of the Plan, no awards may be granted under the Prior Plan.

(b) Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased in the open market or otherwise.

(c) In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, special cash dividend, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares, the equitable adjustments and other substitutions shall be made to the Plan and to Awards as the Committee, in its sole discretion, deems necessary, including, without limitation, such adjustments to performance criteria and in the aggregate number, class and kind of securities that may be delivered under the Plan, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate in its sole discretion; provided, however, that the number of Shares subject to any Award shall always be a whole number and further provided that in no event may any change be made to an Incentive Stock Option which would constitute a modification within the meaning of Section 424(h)(3) of the Code.

(d) Any Shares that are not purchased or awarded under an Award that has terminated or lapsed or has been forfeited, either by its terms or pursuant to the exercise, in whole or in part, of an Award granted under the Plan and any Shares that are withheld by the Company to satisfy the tax withholding obligation for Awards other than Options or Stock Appreciation Rights may be used for the further grant of Awards. In addition, if Shares under an Award are not issued because the Award is settled in cash, the Shares may be used for the further grant of Awards. Shares under this subsection that may be used for the further grant of Awards shall be added back as one (1) Share if the Shares were subject to Options or Stock Appreciation Rights, and (ii) as 1.5 Shares if the Shares were subject to Awards other than Options or Stock Appreciation Rights. For purposes of determining the number of Shares that are again available for further grants of Awards under this subsection, the term "Award" includes any Prior Plan awards that are outstanding after March 5, 2019, and the term "Options or Stock

Appreciation Rights" includes any Prior Plan options and stock appreciation rights that are outstanding after March 5, 2019.

(e) Notwithstanding anything to the contrary, the following Shares shall not be added to the maximum share limitations described above: (i) Shares tendered or withheld by the Company in payment of the exercise price of an Option; (ii) Shares withheld by the Company to satisfy the tax withholding obligations for Options or Stock Appreciation Rights; (iii) Shares subject to a Stock Appreciation Right that are not issued in connection with its stock settlement on exercise thereof; and (iv) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of an Option. Stock Appreciation Rights that may only be settled in cash will not reduce the number of Shares available for award under the Plan. For purposes of determining the number of Shares that will not again be available for further grants of Awards under this subsection, the term "Options or Stock Appreciation Rights" includes any Prior Plan options and stock appreciation rights that are outstanding after March 5, 2019.

(f)   To the extent consistent with the requirements of Section 422 of the Code and regulations thereunder with respect to Shares available for Incentive Stock Options, and with other applicable legal requirements (including applicable stock exchange requirements), Shares issued under awards of an acquired company that are converted, replaced, or adjusted in connection with the acquisition will not reduce the number of Shares available for Awards under the Plan.

(g) The maximum number of Shares subject to Awards granted during a single fiscal year to any non-employee Director, taken together with any cash fees paid to such non-employee Director during the fiscal year, in respect of the Director's service as a member of the Board during such year (including, without limitation, service as a member or chair of any committees of the Board), shall not exceed $500,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes). The Committee may make exceptions to this limit for a non-executive chair of the Board or, in extraordinary circumstances, for other individual non-employee Directors, as the Committee may determine in its discretion, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation.

(h)   Substitute Awards shall not reduce the Shares authorized for grant under the Plan, nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided in Section 4(a) above. Additionally, in the event that a company acquired by the Company or any subsidiary or with which the Company or any subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in Section 4(a) above), provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or non-employee Directors of the Company prior to such acquisition or combination.

SECTION 5.   *Eligibility*

Any Employee or non-employee Director shall be eligible to be selected as a Participant; provided, however, that Incentive Stock Options shall only be awarded to Employees of the Company, or a parent or subsidiary, within the meaning of Section 422 of the Code.

SECTION 6.   *Stock Options*

The Committee may grant Options to any Participant, either alone or in addition to other Awards granted under the Plan and shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) *Option Price.* Other than in connection with Substitute Awards, the option price per Share shall be not less than the Fair Market Value of the Shares on the date the Option is granted.

(b) *Period of Stock Option.* The period of each Option shall be fixed by the Committee, provided that the period for all Options shall not exceed ten years from the grant date. The Committee may, subsequent to the granting of any Option, extend the term thereof, but in no event shall the extended term exceed ten years from the original grant date. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (other than an Incentive Stock Option) (i) the exercise of the Option is prohibited by applicable law or (ii) Shares may not be purchased or sold by certain employees or directors of the Company due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the Committee may provide that the term of the Option shall be extended but not beyond a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement and provided further that no extension will be made if the option price of such Option at the date the initial term would otherwise expire is below the Fair Market Value unless such extension is permitted by Section 409A.

(c) *Exercise of Option and Payment Therefore.* No Shares shall be issued until full payment of the option price has been made. The option price may be paid in cash or, if the Committee determines, by the Participant tendering Shares or by the Company withholding Shares otherwise issuable in connection with the exercise of the Option, a combination of cash and Shares, or through a cashless exercise procedure that allows Participants to sell immediately some or all of the Shares underlying the exercised portion of the Option in order to generate sufficient cash to pay the option price. If the Committee approves the use of Shares as a payment method, the Committee shall establish such conditions as it deems appropriate for the use of common stock to exercise an Option. Options awarded under the Plan shall be exercised through such procedure or program as the Committee may establish or define from time to time, which may include a designated broker that must be used in exercising such Options.

(d) *First Exercisable Date.* The Committee shall determine how and when Shares covered by an Option may be purchased, provided that such terms shall not be inconsistent with the terms of the Plan. The Committee may establish waiting periods, the dates on which Options become exercisable or "vested" and, subject to subsection (b) of this section, exercise periods, subject to the terms of the Plan. The Committee may accelerate the exercisability of any Option or portion thereof, subject to the terms of the Plan.

(e) *Termination of Participant's Employment or Service.* Unless determined otherwise by the Committee, upon the termination of a Participant's employment or service (for any reason other than gross misconduct), Option exercise privileges shall be limited to the Options that were immediately exercisable at the date of such termination. The Committee, however, in its discretion, may provide that any Options outstanding but not yet exercisable upon the termination of a Participant's employment or service may become exercisable in accordance with a schedule determined by the Committee. Such Option exercise privileges shall expire unless exercised within such period of time after the date of termination of employment or service as may be established by the Committee, but in no event later than the expiration date of the Option.

(f) *Termination Due to Gross Misconduct.* If a Participant's employment or Board service is terminated for gross misconduct, as determined by the Company, all rights under his or her Options shall expire upon the date of such termination.

(g) *Limits on Incentive Stock Options.* Except as may otherwise be permitted by the Code, an Employee may not receive a grant of Incentive Stock Options for Shares that would have an aggregate Fair Market Value in excess of $100,000 (or such other amount as the Internal Revenue Service may decide from time to time), determined as of the time that the Incentive Stock Option is granted, that would be exercisable for the first time by such person during any calendar year. If any grant is made in excess of the limits provided in the Code, such grant shall automatically become a Nonqualified Stock Option. In no event will Incentive Stock Options be granted to any Participant who owns more than ten percent of the stock of the Company within the meaning of Section 422 of the Code. Solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of Shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be 9,100,000 Shares as of the Effective Date, subject to adjustment as provided in Section 4(c) and (f) (and shareholder approval of the Plan) to the extent consistent with the requirements of Section 422 of the Code and regulations thereunder, and reduced by Shares subject to any Awards granted under the Prior Plan after March 5, 2019.

(h) *No Dividend Equivalents.* Anything in the Plan to the contrary notwithstanding, no dividends or Dividend Equivalents may be paid on Options.

SECTION 7. *Stock Appreciation Rights*

The Committee may grant a right to receive the appreciation in the Fair Market Value of Shares ("Stock Appreciation Right") to any Participant. A Stock Appreciation Right may be granted without any related Option, or may be granted in tandem with an Option, either on the date of grant of the Option or at any time thereafter during the term of the Option. Stock Appreciation Rights shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) *Period of Stock Appreciation Right.* The period for exercise of the Stock Appreciation Right shall be set by the Committee, provided that the period for all Stock Appreciation Rights shall not exceed ten years from the grant date. Notwithstanding the foregoing, in the event that on the last business day of the term of a Stock Appreciation Right (x) the exercise of the Stock Appreciation Right is prohibited by applicable law or (y) Shares may not be purchased or sold by certain employees or directors of the Company due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the Committee may provide that the term of the Stock Appreciation Right shall be extended but not beyond a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement and provided further that no extension will be made if the grant price of such Stock Appreciation Right at the date the initial term would otherwise expire is below the Fair Market Value unless such extension is permitted by Section 409A.

(b) *Value of Stock Appreciation Right.* Other than in connection with a Substitute Award, a Stock Appreciation Right shall have a grant price per Share of not less than the Fair Market Value of one Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option (subject to the requirements of Section 409A). A Participant who is granted a Stock Appreciation Right will receive upon exercise of the Stock Appreciation Right an amount equal to the excess of the Fair Market Value of the Shares on the date the election to surrender such Stock Appreciation Right is received by the Company, in accordance with exercise procedures established by the Company, over the Fair Market Value of the Shares on the date of grant multiplied by the number of Shares covered by the grant of the Stock Appreciation Right (the "Spread"). Notwithstanding the foregoing, in its sole discretion the Committee at the time it grants a Stock Appreciation Right may provide that the Spread covered by such Stock Appreciation Right may not exceed a specified amount.

(c) *Payment of Stock Appreciation Right.* Payment of a Stock Appreciation Right shall be in the form of Shares, cash or any combination of Shares and cash. The form of payment upon exercise of such a right shall be determined by the Committee either at the time of grant of the Stock Appreciation Right or at the time of exercise of the Stock Appreciation Right.

(d) *No Dividend Equivalents.* Anything in the Plan to the contrary notwithstanding, no dividends or Dividend Equivalents may be paid on Stock Appreciation Rights.

SECTION 8. *Restricted Stock Awards and Restricted Stock Unit Awards*

The Committee may grant Restricted Stock Awards and Restricted Stock Unit Awards to any Participant, which Awards shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) *Requirement of Employment or Board Membership.* A Participant who is granted a Restricted Stock Award or Restricted Stock Unit Award must remain an Employee or a Director of the Company during a period designated by the Committee ("Restricted Period") in order to vest in or receive the Shares, cash or combination thereof under the Restricted Stock Award or Restricted Stock Unit Award. If the Participant ceases being an Employee or a Director of the Company prior to the end of the Restricted Period, the Restricted Stock Award or Restricted Stock Unit Award shall terminate and any Shares subject to a Restricted Stock Award shall be returned immediately to the Company, provided that the Committee may, at the time of the grant, provide for the employment or Board membership restriction to lapse with respect to a portion or portions of the Restricted Stock Award or Restricted Stock Unit Award at different times during the Restricted Period. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment or Board membership restriction as it deems equitable.

(b) *Restrictions on Transfer and Legend on Stock Certificates.* During the Restricted Period, the Participant may not sell, assign, transfer, pledge or otherwise dispose of the Restricted Stock Award or Restricted Stock Unit Award, including but not limited to any Shares. Any certificate for Shares issued hereunder shall contain a legend giving appropriate notice of the restrictions in the Award.

(c) *Escrow Agreement.* The Committee may require the Participant to enter into an escrow agreement providing that any certificates representing the Restricted Stock Award will remain in the physical custody of an escrow holder until all restrictions are removed or expire.

(d) *Lapse of Restrictions.* All restrictions imposed under the Restricted Stock Award or Restricted Stock Unit Award shall lapse upon the expiration of the Restricted Period if the conditions as to employment or Board membership set forth above have been met. The Participant shall then be entitled to have the legend removed from any certificates for Restricted Stock. Restricted Stock Awards and Restricted Stock Unit Awards may be paid in the form of Shares, cash or any combination of Shares and cash as determined by the Committee. The Committee may establish rules and procedures to permit a Participant to defer recognition of income upon the expiration of the Restricted Period.

(e) *Dividends and Dividend Equivalents.*

(i) Restricted Stock will accrue ordinary cash dividends, unless the Board or the Committee determines otherwise and applicable law permits such nonaccrual. Participants holding shares of Restricted Stock will only be entitled to such cash dividends if specifically provided in the applicable Award Agreement, will only receive the dividends if the Restricted Stock vests, and will then receive dividends only prospectively unless the Board, the Committee or the applicable Award Agreement provides for the payment of prior dividends upon or after vesting. Any dividend payment will be made no later than the latest of the end of the calendar year in which the dividends are paid to shareholders of that class of stock, the 15th day of the third month following the date the dividends are paid to shareholders of that class of stock, or the 15th day of the third month following the date on which the Restricted Stock to which the dividends pertain vests. If any dividends or distributions are paid in shares, or consist of a dividend or distribution to holders of Shares other than an ordinary cash dividend, the Shares, cash or other property will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid.

(ii) To the extent provided by the Board or the Committee, a Restricted Stock Unit Award may include the right to Dividend Equivalents. Dividend Equivalents may be settled in cash and/or Shares and will be subject to the same vesting conditions and restrictions on transfer and forfeitability as the Restricted Stock Units with respect to which they are paid, as determined by the Board or the Committee in its sole discretion. Any Dividend Equivalent payments will be made no later than the latest of the end of the calendar year in which the dividends are paid to shareholders of the class of stock underlying the Restricted Stock Units, the 15th day of the third month following the date the dividends are paid to shareholders of that class of stock, or the 15th day of the third month following the date on which the Restricted Stock Unit to which the dividends pertain vests, absent a further deferral that complies with Section 409A.

(iii) Notwithstanding any other provision of the Plan to the contrary, with respect to any Restricted Stock Award or Restricted Stock Unit Award that provides for or includes a right to dividends or Dividend Equivalents, if dividends are declared during the period that such Restricted Stock Award or Restricted Stock Unit Award is outstanding, such dividends or Dividend Equivalents shall not be paid to a Participant unless and until the Restricted Stock Award or Restricted Stock Unit Award to which they relate has vested.

(f) *Performance Goals.* The Committee may, but is not required to, issue Restricted Stock Awards or Restricted Stock Unit Awards under Section 9 conditioned on the achievement of one or more Performance Goals (as defined in Section 9(a)).

(g) *Vesting.* The restrictions on each Restricted Stock Award or Restricted Stock Unit Award will lapse at such time or times, and on such conditions, as the Committee may specify.

SECTION 9.   *Performance Awards*

The Committee may grant Awards denominated in Shares ("Performance Shares") or denominated in dollars ("Performance Units") if the performance of the Company or its subsidiaries during one or more Performance Periods contained within the Award Period (as defined below) meets certain goals established by the Committee ("Performance Awards"). Subject to adjustment as provided in Section 4(c), the following limits will apply to Awards of the specified type granted to any one Participant in any single fiscal year:

(x) Appreciation Awards – Options and Stock Appreciation Rights: 1,500,000 Shares;

(y) Full Value Awards – Restricted Stock Award, Restricted Stock Unit Award, Performance Shares, and Dividend Equivalents: 1,000,000 Shares; and

(z) Cash Awards – Performance Units: $5,000,000.

In applying the foregoing limits, (a) all Awards of the specified type granted to the same Participant in the same fiscal year will be aggregated and made subject to the applicable limit; (b) the limits applicable to Options and Stock Appreciation Rights refer to the number of Shares subject to those Awards; (c) the Share limit under clause (y) refers to the maximum number of Shares that may be delivered under an Award or Awards of the type specified in clause (y) assuming a maximum payout; and (d) the dollar limit under clause (z) refers to the maximum dollar amount payable under an Award or Awards of the type specified in clause (z) assuming a maximum payout. The limit specified for Cash Awards is in addition to, and not in replacement of or counted into, the dollar value limit on awards made to any Participant in a 12-month period under the Company's Annual Incentive Compensation Plan, as may be amended from time to time. Performance Awards shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) *Award Period and Performance Goals.* The Committee shall determine and include in a Performance Award grant the period of time for which a Performance Award is made ("Award Period"). The Committee also shall establish performance objectives ("Performance Goals") to be met during any one or more Performance Periods contained within the Award Period as a condition to payment of the Performance Award. The Performance Goals shall be based on attainment of one or any combination of the following performance criteria, as determined under generally accepted accounting principles ("GAAP") (where applicable for matters subject to GAAP) or as otherwise adjusted and reported by the Company as non-GAAP measures, which may include, without limitation: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonuses); earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; shareholders equity; operating efficiencies; and client growth.

The Performance Goals designated by the Committee may be based solely by reference to the Company's performance or the performance of an Affiliate, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may provide that any evaluation of performance may include or exclude charges or adjustments related to an event or occurrence that the Committee determines should appropriately be included or excluded because it involves (i) restructurings, discontinued operations, or items that are unusual in nature or infrequently occurring, (ii) the cumulative effects of tax or accounting changes in accordance with GAAP, or (iii) foreign exchange gains and losses. Performance Goals may include any other financial or other criteria established by the Committee.

(b) *Payment of Performance Awards.* The Committee shall establish the method of calculating the amount of payment to be made under a Performance Award if the Performance Goals are met, including the fixing of a maximum payment. After the completion of each Performance Period within an Award Period, the performance of the Company or its subsidiary shall be measured against the Performance Goals, and the Committee shall determine, in accordance with the terms of such Performance Award, whether all, none or any portion of a Performance Award shall be paid. The Committee, in its discretion, may elect to make payment in Shares, cash or a combination of Shares and cash. Any cash payment with respect to an Award denominated in Shares shall be based on the Fair Market Value of Shares on, or as soon as practicable prior to, the date of payment. The Committee may establish rules and procedures to permit a Participant to defer recognition of income upon the attainment of a Performance Award.

(c) *Revision of Performance Goals.* The Committee may revise the Performance Goals and the computation of payment if unforeseen events occur which have a substantial effect on the performance of the Company or its subsidiary and which, in the judgment of the Committee, make the application of the Performance Goals unfair unless a revision is made.

(d) *Requirement of Employment.* A Participant who is granted a Performance Award must remain an Employee of the Company or its subsidiaries until the completion of the Award Period in order to be entitled to payment under the Performance Award; provided that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable or where multiple Performance Periods are contained within an Award Period.

(e) *Dividends.* The Committee may, in its discretion, at the time of the granting of a Performance Award, provide that any dividends declared on the Shares during the Award Period, and which would have been paid with respect to Performance Shares had they been owned by a Participant, be (i) paid to the Participant to the extent that the Performance Shares are earned, (ii) accumulated for the benefit of the Participant and used to increase the number of Performance Shares of the Participant or (iii) not paid or accumulated. In no event will dividends or Dividend Equivalents be paid on unearned Performance Awards.

SECTION 10. *Other Share-Based Awards and Cash Awards*

(a) *Other Share-Based Awards.* Other Awards of Shares, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares, may be granted hereunder to Participants ("Other Share-Based-Awards"), including without limitation Awards entitling recipients to receive Shares to be delivered in the future. Such Other Share-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Share-Based Awards may be paid in Shares or cash, as the Board or the Committee shall determine. Subject to the provisions of the Plan, the Board or the Committee shall determine the terms and conditions of each Other Share-Based Award, including any conditions for vesting and repurchase (or forfeiture) and purchase price applicable thereto (applying principles like those set forth in Section 8(g) above and with the same carve outs).

(b) *Cash Awards*. The Board or the Committee may grant Awards hereunder to Participants that are solely payable in cash ("Cash Awards"), that are valued in whole or in part by reference to, or otherwise based on, Shares or that are based on such other criteria or measures as determined by the Committee in its sole discretion. The terms and conditions of any such Cash Award shall be specified in the applicable Award Agreement.

SECTION 11. *Change in Control Provisions*

(a) Unless provided otherwise in the terms of a particular Award, and notwithstanding any other provision of the Plan to the contrary, in the event a Participant's employment or service is involuntarily terminated without cause (as determined by the Committee or Board in its sole discretion) during the 24-month period following a Change in Control:

    (i)   any Options and Stock Appreciation Rights outstanding, which are not then exercisable and vested, shall become immediately fully vested and exercisable;

    (ii)   the restrictions and deferral limitations applicable to any Restricted Stock Award or Restricted Stock Unit Award shall lapse, and such Restricted Stock and Restricted Stock Units shall immediately become free of all restrictions and limitations and become fully vested and transferable to the full extent of the original grant;

    (iii)   all Performance Awards shall be considered to be earned and payable in full, based on the applicable performance criteria or, if not determinable, at the target level and any deferral or other restriction shall lapse and such Performance Awards shall be immediately settled or distributed;

    (iv)   the restrictions and deferral limitations and other conditions applicable to any Other Share-Based Awards or any other Awards shall immediately lapse, and any such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.

(b) Unless provided otherwise in the terms of a particular Award, to the extent the successor company does not assume or substitute an Award, then immediately prior to the Change in Control:

    (i)   those Options and Stock Appreciation Rights outstanding as of the date of the Change in Control that are not assumed or substituted for (or continued) shall immediately vest and become fully exercisable;

    (ii)   restrictions, limitations and other conditions applicable to Restricted Stock and Restricted Stock Units that are not assumed or substituted for (or continued) shall lapse and the Restricted Stock and Restricted Stock Units shall become free of all restrictions, limitations and conditions and become fully vested;

    (iii)   the restrictions, other limitations and other conditions applicable to any Other Share-Based Awards or any other Awards that are not assumed or substituted for (or continued) shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the fullest extent of the original grant; and

    (iv)   any performance based Award shall be deemed fully earned at the target amount as of the date on which the Change of Control occurs.

(c) *Change in Control Cash Out.* Notwithstanding any other provision of the Plan, in the event of a Change in Control the Committee or Board may, in its discretion, provide that each Option or Stock Appreciation Right shall, upon the occurrence of a Change in Control, be cancelled in exchange for a cash payment to be made within 60 days of the Change in Control in an amount equal to the amount by which the Change in Control Price per Share exceeds the purchase price per Share under the Option or Stock Appreciation Right multiplied by the number of Shares granted under the Option or Stock Appreciation Right. Any Option or Stock Appreciation Rights whose purchase price per Share exceeds the Change in Control Price per Share may be cancelled without payment of consideration.

(d) *Compliance with Section 409A.* In the case of an Award providing for the payment of deferred compensation subject to Section 409A, any payment of such deferred compensation by reason of a Change in Control shall be made only if the Change in Control is one described in subsection (a)(2)(A)(v) of Section 409A and the guidance thereunder and shall be paid consistent with the requirements of Section 409A. If any deferred compensation that would otherwise be payable by reason of a Change in Control cannot be paid by reason of the immediately preceding sentence, it shall be paid as soon as practicable thereafter consistent with the requirements of Section 409A, as determined by the Committee.

SECTION 12.   *Amendments and Termination*

(a) The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that (i) no amendment that would require shareholder approval under the rules of Nasdaq may be made effective unless and until the Company's shareholders approve such amendment; and (ii) if Nasdaq amends its corporate governance rules so that such rules no longer require shareholder approval of material amendments to equity compensation plans, then, from and after the effective date of such amendment to the Nasdaq rules, no amendment to the Plan (A) materially increasing the number of shares authorized under the Plan (other than pursuant to Section 4 or 11), (B) expanding the types of Awards that may be granted under the Plan, or (C) materially expanding the class of Participants eligible to participate in the Plan shall be effective unless and until the Company's shareholders approve such amendment. In addition, if at any time the approval of the Company's shareholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 12 shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the Plan. Notwithstanding the foregoing, without consent of affected Participants, Awards may be amended, revised or revoked when necessary to avoid penalties under Section 409A.

(b) Unless such action is approved by the Company's shareholders, the Company may not, with respect to any outstanding Option or Stock Appreciation Right granted under the Plan (except as provided for under Section 4(c) or Section 11): (i) amend any Option or Stock Appreciation Right to provide an exercise price or measurement price per share that is lower than the then-current exercise price or measurement price per share of such outstanding Option or Stock Appreciation Right, (ii) cancel any Option or Stock Appreciation Right and grant in substitution therefor new Awards under the Plan covering the same or a different number of Shares and having an exercise price or measurement price per share lower than the then-current exercise price or measurement price per share of the cancelled option or stock appreciation right, (iii) cancel for cash any Options or Stock Appreciation Rights that have exercise prices or measurement prices per share above the then-current Fair Market Value, other than under Section 12, or (iv) take any other action that constitutes a "repricing" within the meaning of the rules of Nasdaq, provided that nothing in this Section 12(b) shall prevent the Board or the Committee from making adjustments pursuant to Section 4(c), exchanging or cancelling Awards pursuant to a Change in Control as provided in Section 11 or substituting Awards in accordance with Section 4(h).

SECTION 13.   *Transferability*

Each Incentive Stock Option granted under the Plan shall not be transferable other than by will or the laws of descent and distribution; each other Award granted under the Plan will not be transferable or assignable by the recipient, and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution or as determined by the Committee in accordance with the Exchange Act or any other applicable law or regulation. Notwithstanding the foregoing, the Committee, in its discretion, may adopt rules permitting the transfer, solely as gifts during the grantee's lifetime, of Options (other than Incentive Stock Options) to members of a Participant's immediate family or to trusts, family partnerships or similar entities for the benefit of such immediate family members. For this purpose, immediate family member means the Participant's spouse, parent, child, stepchild, grandchild and the spouses of such family members. The terms of an Option shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the grantee.

SECTION 14.   *General Provisions*

(a) Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner that is not expressly authorized under the Plan.

(b) Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 12, to limit the right or power of the Company or its subsidiaries to take any action which such entity deems to be necessary or appropriate.

(c) The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of Shares under an Award. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any Shares on exercise, vesting or release from forfeiture of an Award or, if the Company so requires, at the same time as payment of the exercise or purchase price, unless the Company determines otherwise. If provided for in an Award or approved by the Board or the Committee in its sole discretion, a Participant may satisfy such tax obligations in whole or in part by delivery (either by actual delivery or attestation) of Shares, including Shares retained from the Award creating the tax obligation, valued at their Fair Market Value; provided, however, except as otherwise provided by the Board or the Committee, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income) or, if permitted by the Company, such other rate as will not cause adverse accounting consequences and is permitted under applicable IRS withholding rules. Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(d) Any proceeds received by the Company under the Plan shall be added to the general funds of the Company and shall be used for such corporate purposes as the Board or the Committee shall direct.

(e) Nothing in the Plan or any Award granted under the Plan shall be deemed to constitute an employment or service contract or confer or be deemed to confer on any Employee or Participant any right to continue in the employ or service of, or to continue any other relationship with, the Company or any Affiliate or limit in any way the right of the Company or any Affiliate to terminate an Employee's employment or a Participant's service at any time, with or without cause.

(f) All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stock-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g) No Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would comply with all applicable requirements of the U.S. federal securities laws and any other laws to which such offer, if made, would be subject.

(h) Any Award shall contain a provision that it may not be exercised at a time when the exercise thereof or the issuance of shares thereunder would constitute a violation of any federal or state law or listing requirements of Nasdaq for such shares or a violation of any foreign jurisdiction where Awards are or will be granted under the Plan.

(i) The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable securities, tax or other laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan containing (i) such limitations on the Board's discretion under the Plan as the Board deems necessary or desirable or (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction that is not the subject of such supplement.

(j) The provisions of the Plan shall be construed, regulated and administered according to the laws of the State of Delaware without giving effect to principles of conflicts of law, except to the extent superseded by any controlling federal statute.

(k) If any provision of the Plan is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, it shall be stricken and the remainder of the Plan shall remain in full force and effect.

(l) If approved by the Committee in its sole discretion, an Employee's absence or leave because of military or governmental service, disability or other reason shall not be considered an interruption of employment for any purpose under the Plan.

(m) Anything to the contrary in the Plan notwithstanding, the Committee may (i) offset any Award by amounts reasonably believed to be owed to the Company by the Participant and (ii) disallow an Award to be exercised or otherwise payable during a time when the Company is investigating reasonably reliable allegations of gross misconduct by the Participant.

(n) Awards under the Plan are intended either to be exempt from the rules of Section 409A or to satisfy those rules and shall be construed accordingly. However, the Company shall not be liable to any Participant or other holder of an Award with respect to any Award-related adverse tax consequences arising under Section 409A or other provision of the Code.

SECTION 15. *Term of Plan*

The Plan shall terminate on the tenth anniversary of the Effective Date, unless sooner terminated by the Board pursuant to Section 12.

SECTION 16. *Compliance with Section 16 of the Exchange Act*

With respect to Participants subject to Section 16 of the Exchange Act ("Section 16 Participants"), transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent that compliance with any Plan provision applicable solely to such Section 16 Participants that is included solely for purposes of complying with Rule 16b-3 is not required in order to bring a transaction by such Section 16 Participant in compliance with Rule 16b-3, it shall be deemed null and void as to such transaction, to the extent permitted by law and deemed advisable by the Committee. To the extent any provision in the Plan or action by the Committee involving such Section 16 Participants is deemed not to comply with an applicable condition of Rule 16b-3, it shall be deemed null and void as to such Section 16 Participants, to the extent permitted by law and deemed advisable by the Committee.

SECTION 17.   *Limitations on Liability*

Notwithstanding any other provisions of the Plan, no individual acting as a Director, officer, Employee or agent of the Company will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan ("Claim"), nor will such individual be personally liable with respect to the Plan because of any contract or other instrument he or she executes in his or her capacity as a Director, officer, Employee or agent of the Company. The Company will fully indemnify and hold harmless each Director, officer, Employee or agent of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been or will be delegated, against any cost or expense (including attorneys' fees) or liability (including any sum paid in settlement of a claim with the Board's or the Committee's approval) arising out of any act or omission to act concerning the Plan unless arising out of such person's own fraud or bad faith. Except to the extent required by any unwaiveable requirement under applicable law, no member of the Board or the Committee (and no Affiliate) shall have any duties or liabilities, including without limitation any fiduciary duties, to any Participant (or any Person claiming by and through any Participant) as a result of this Plan, any Award Agreement or any Claim arising hereunder.

SECTION 18.   *Clawback*

Notwithstanding anything to the contrary, an Award Agreement may provide that the Committee may cancel such Award if the Participant has engaged in or engages in activity that is in conflict with or adverse to the interest of the Company while employed by or providing services to the Company or any subsidiary, including fraud or conduct contributing to any financial restatements or irregularities. The Committee may also provide in an Award Agreement that, in such event, the Participant will forfeit any compensation, gain or other value realized thereafter on the vesting, exercise or settlement of such Award, the sale or other transfer of such Award, or the sale of Shares acquired in respect of such Award, and must promptly repay such amounts to the Company. The Committee may also provide in an Award Agreement that if the Participant receives any amount in excess of what the Participant should have received under the terms of the Award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the Participant shall be required to promptly repay any such excess amount to the Company. Furthermore, to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of Nasdaq or any other securities exchange or inter-dealer quotation service on which the Shares are listed or quoted, or if so required pursuant to a written policy adopted by the Company, Awards shall be subject (including on a retroactive basis) to clawback, forfeiture or similar requirements.







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